UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number **001-38048**

KINETIK HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	**81-4675947**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2700 Post Oak Boulevard, Suite 300
Houston, Texas 77056-4400
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code (713) 621-7330

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	**KNTK**	**New York Stock Exchange** **NYSE Texas**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates of registrant as of June 30, 2025 (in billions)	$1.97
Number of shares of registrant's Class A Common Stock, $0.0001 issued and outstanding as of February 20, 2026	64,590,736
Number of shares of registrant's Class C Common Stock, $0.0001 issued and outstanding as of February 20, 2026	97,557,604

Documents Incorporated By Reference

Portions of registrant's proxy statement relating to registrant's 2026 annual meeting of stockholders to be filed hereafter are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS   Item Page GLOSSARY ii INFORMATION REGARDING FORWARD-LOOKING STATEMENTS AND RISKS iii PART I 1 and 2. BUSINESS AND PROPERTIES 1 1A. RISK FACTORS 13 1B. UNRESOLVED STAFF COMMENTS 25 1C. CYBERSECURITY 26 3. LEGAL PROCEEDINGS 28 PART II 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES 29 6. [RESERVED] 30 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 31 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 44 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 44 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 44 9A. CONTROLS AND PROCEDURES 45 9B. OTHER INFORMATION 45 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS 45 PART III 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 46 11. EXECUTIVE COMPENSATION 46 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 46 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 46 14. PRINCIPAL ACCOUNTING FEES AND SERVICES 46 PART IV 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES 47 16. FORM 10-K SUMMARY 49 SIGNATURES 50   i

GLOSSARY OF TERMS The following are abbreviations and definitions of certain terms which may be used in this Annual Report on Form 10-K (“Annual Report”) and certain terms which are commonly used in the exploration, production and midstream sectors of the oil and natural gas industry: • A/R Facility. Accounts Receivable Securitization Facility • ASC. Accounting Standards Codification • ASU. Accounting Standards Updates • Bbl. One stock tank barrel of 42 United States (“U.S.”) gallons liquid volume used herein in reference to crude oil, condensate or natural gas liquids • Bcf. One billion cubic feet • Bcf/d. One Bcf per day • Breviloba. Breviloba, LLC • Btu. One British thermal unit, which is the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit • CODM. Chief Operating Decision Maker • Delaware Basin. Located on the western section of the Permian Basin. The Delaware Basin covers a 6.4 million acre area • EBITDA. Earnings before interest, taxes, depreciation, and amortization • EMI or EMIs. Equity Method Investment(s) • EPIC. Epic Crude Holdings, LP • FASB. Financial Accounting Standards Board • FOMC. Federal Open Market Committee • Field. An area consisting of a single reservoir or multiple reservoirs, all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations • Formation. A layer of rock which has distinct characteristics that differs from nearby rock • GAAP. United States Generally Accepted Accounting Principles • GHG. Greenhouse gas • IRC. Internal Revenue Code • MBbl. One thousand barrels of crude oil, condensate or NGLs • MBbl/d. One MBbl per day • Mcf. One thousand cubic feet of natural gas • Mcf/d. One Mcf per day • MMBtu. One million British thermal units • MMcf. One million cubic feet of natural gas • MMcf/d. One MMcf per day • MVC. Minimum volume commitments • NGL or NGLs. Natural gas liquids. Hydrocarbons found in natural gas, which may be extracted as liquefied petroleum gas and natural gasoline • PHP. Permian Highway Pipeline, LLC • Throughput. The volume of crude oil, natural gas, NGLs, water and refined petroleum products transported or passing through a pipeline, plant, terminal or other facility during a particular period • SEC. United States Securities and Exchange Commission • SOFR. Secured Overnight Financing Rate ii

FORWARD-LOOKING STATEMENTS AND RISKS This Annual Report on Form 10-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included or incorporated by reference in this Annual Report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues, projected costs and plans, and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “intend,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “continue,” “seek,” “guidance,” “might,” “outlook,” “possibly,” “potential,” “prospect,” “should,” “would,” or similar terminology, but the absence of these words does not mean that a statement is not forward looking. Although we believe that the expectations reflected in such forward-looking statements are reasonable under the circumstances, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, assumptions about: • our ability to integrate operations or realize any anticipated benefits, savings or growth of business combinations. See Note 3 — Business Combinations in the Notes to our Consolidated Financial Statements set forth in this Annual Report; • the market prices of oil, natural gas, NGLs, and other products or services; • competition from other pipelines, terminals or other forms of transportation and competition from other service providers for gathering system capacity and availability; • production rates, throughput volumes, reserve levels, and development success of dedicated oil and gas fields; • our future financial condition, results of operations, liquidity, compliance with debt covenants and competitive position; • our future revenues, cash flows and expenses; • our access to capital and our anticipated liquidity; • our future business strategy and other plans and objectives for future operations; • the amount, nature and timing of our future capital expenditures, including future development costs; • the risks associated with potential acquisitions, divestitures, new joint ventures or other strategic opportunities; • the recruitment and retention of our officers and personnel; • the likelihood of success of and impact of litigation and other proceedings, including regulatory proceedings; • our assessment of our counterparty risk and the ability of our counterparties to perform their future obligations; • the impact of federal, state, and local political, regulatory and environmental developments where we conduct our business operations; • the changes in the U.S. and foreign trade policy and the impact of tariffs on our business and results of operations; • the occurrence of an extreme weather event, terrorist attack or other event that materially impacts project construction and our operations, including cyber or other operational electronic systems; • our ability to successfully implement, execute and achieve our sustainability goals and initiatives; • the realizability and valuation allowance assessment of our net deferred tax asset position; • general economic and political conditions, including interest rates, inflation, the global geopolitical conflicts, foreign and domestic trade policies under the Trump Administration and other factors; and • other factors disclosed under Part I—Item  1A—Risk Factors, Part II—Item  7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item  7A— Quantitative and Qualitative Disclosures About Market Risk and elsewhere in this Annual Report. iii

Other factors or events that could cause the actual results of Kinetik Holdings, Inc. (the “Company” or “Kinetik”) to differ materially from the Company’s expectations may emerge from time to time, and it is not possible for the Company to predict all such factors or events. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements. All forward-looking statements speak only as of the date of this Annual Report. Except as required by law, the Company disclaims any obligation to update or revise its forward-looking statements, whether based on changes in internal estimates or expectations, new information, future developments, or otherwise. Risk Factors Summary The following is a summary of the principal risks that could adversely affect our business, operations and financial results. Please refer to Part I—Item 1A—Risk Factors in this Annual Report below for additional discussion of the risks summarized in this Risk Factors Summary. Business and Operational Risks • The majority of the Company’s operating assets are currently located in the Permian Basin, making it vulnerable to risks associated with operating in a single geographic area. • Because of the natural decline in hydrocarbon production from existing wells, the Company’s success depends, in part, on its ability to maintain or increase hydrocarbon throughput volumes on its midstream systems, which depends on its customers’ levels of development and completion activity on its dedicated acreage. • We may experience difficulties completing acquisitions or divestitures or integrating new businesses and properties, and we may be unable to achieve the benefits we expect from any future acquisitions or divestitures. • The Company owns interests in certain pipeline projects and other joint ventures, and the Company’s control of such entities is limited. • If the third-party pipelines interconnected to the Company’s pipelines become unavailable to transport or store crude oil, NGLs or natural gas, or if our cost of transporting on such third-party pipelines changes, the Company’s revenue and available cash could be adversely affected. • The third parties on whom the Company relies for transportation services from its processing facilities are subject to complex federal, state, and other laws that could adversely affect our financial condition and results of operations. • The Company’s customers may suspend, reduce or terminate their obligations under the Company’s commercial agreements with them. • Increased competition from other companies that provide midstream services, or from alternative fuel sources, could have a negative impact on the demand for the Company’s services. • The Company’s exposure to commodity price risk may change over time and the Company cannot guarantee the terms of any existing or future agreements for its midstream services with its customers. • The use of derivative financial instruments could result in material financial losses by us. • The Company’s construction of new midstream assets may not be completed on schedule, at the budgeted cost or at all, may not operate as designed or at the expected levels, or may be subject to new or additional regulatory, environmental, political, contractual, legal and economic risks. • The Company’s business involves many hazards and operational risks, some of which may not be fully covered by insurance. • A shortage of equipment and skilled labor could reduce equipment availability and labor productivity and increase labor and equipment costs. Environmental and Regulatory Risks Related to the Company • The Company operates in a highly regulated environment and its business and profitability could be adversely affected by actions by governmental entities, changes to current laws or regulations, or a failure to comply with laws or regulations. • Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could adversely affect our operating results and cash flows. • Rate regulation, challenges by shippers to the rates the Company charges on its pipelines or changes in the jurisdictional characterization of some of the Company’s assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of its assets, which may cause its operating expenses to increase, limit the rates it charges for certain services and decrease the amount of cash flows. • Federal and state legislative and regulatory initiatives relating to pipeline safety, which are often subject to change, may result in more stringent regulations or enforcement and could subject the Company to increased operational costs, increased capital costs and potential operational delays. • Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil and natural gas production by the Company’s customers, which could reduce the throughput on its gathering and other midstream systems. iv

• Adoption of new or more stringent legal standards relating to induced seismic activity associated with produced-water disposal could affect the Company’s operations. • The Company may incur significant liability under, or costs and expenditures to comply with, health, safety and environmental laws and regulations, which are complex and subject to frequent change. • Legislation, executive orders and regulatory initiatives relating to climate change could have a material adverse effect on our business, demand for our services, financial condition, results of operations and cash flows, while potential physical effects of climate change could disrupt the Company’s operations, cause damage to its pipelines and other facilities and cause it to incur significant costs in preparing for or responding to those effects. • Increased attention to sustainability-related matters and conservation measures may adversely impact the Company’s business. Risks Related to Ownership of Our Common Stock • Entities controlled by Blackstone Inc. (“Blackstone”) and ISQ Global Fund II GP, LLC (“I Squared Capital”) are parties to the amended and restated stockholders agreement granting certain director designation rights and own a majority of the Company’s outstanding voting shares and thus could strongly influence all of the Company’s corporate actions. • Potential future sales pursuant to registration rights granted by the Company and under Rule 144 may depress the market price for our shares of Class A Common Stock • The Company’s ability to return capital to stockholders through dividends and stock repurchases depends on its ability to generate sufficient cash flows, which it may not be able to accomplish. • The Company’s charter designates the Court of Chancery of the State of Delaware (the “Court of Chancery”) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or agents. • If the Company fails to maintain an effective system of internal controls, it may not be able to report accurately its financial results or prevent fraud. As a result, current and potential holders of the Company’s equity could lose confidence in its financial reporting, which would harm its business and cost of capital. • If the performance of the Company does not meet the expectations of investors, stockholders or financial analysts, the market price of the Company’s securities may decline. • We cannot guarantee that our stock repurchase program will enhance long-term stockholder value. General Risks • Continuing or worsening inflationary issues and associated changes in monetary policy have resulted in and may result in additional increases to the cost of the Company’s services and personnel. • Our business and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. • The Company’s operations could be disrupted by natural or human causes beyond its control. • Cybersecurity breaches of our IT systems could result in information theft, data corruption, operational disruption and/or financial loss. • Changes in management’s estimates and assumptions may have a material impact on the Company’s Consolidated Financial Statements and financial or operational performance in any given period. v

Table of Contents Index to Financial Statements PART I ITEMS 1 and 2. BUSINESS AND PROPERTIES Overview We are an integrated midstream energy company in the Permian Basin providing comprehensive gathering, transportation, compression, processing and treating services. Our core capabilities include a variety of service offerings including natural gas gathering, transportation, compression, treating and processing; NGLs stabilization and transportation; produced water gathering and disposal; and crude oil gathering, stabilization, storage and transportation. We have over 2.4 Bcf/d cryogenic natural gas processing capacity strategically located across Texas and New Mexico. As measured by processing capacity, we are the fourth largest natural gas processor in the Delaware Basin and fourth largest across the entire Permian Basin. In addition, we have equity interests in two long-term contracted pipelines transporting natural gas, NGLs, and crude oil from the Permian Basin to the U.S. Gulf Coast and Mexico markets. Significant Transactions and Recent Developments Barilla Draw Acquisition On January 14, 2025, the Company completed the previously announced bolt-on acquisition with Permian Resources Corporation, who directly owned all of the issued and outstanding membership interests of (a) RC Permian Gathering, LLC, a Delaware limited liability company (“Permian Gathering”) and (b) Barilla Draw Gathering, LLC, a Delaware limited liability company (“Barilla Draw”), to acquire all issued and outstanding membership interests of Permian Gathering and Barilla Draw (the “Barilla Draw Acquisition”) for $175.5 million of cash consideration. Refer to Note 3—Business Combinations in the Notes to our Consolidated Financial Statements in this Annual Report Form 10-K for further information. EPIC Sale On October 31, 2025, the Company consummated the previously announced Purchase and Sale Agreement by and among Altus Midstream Processing LP, a Delaware limited partnership and indirect subsidiary of the Company, Kinetik EC Holdco LLC, a Delaware limited liability company and indirect subsidiary of the Company (“Kinetik Sellers”), with Rattler Midstream Operating LLC, a Delaware limited liability company (“Rattler”), Rattler OMOG LLC, a Delaware limited liability company (“Rattler OMOG” together with Rattler, the “Diamondback Sellers” and, the Diamondback Sellers together with the Kinetik Sellers, the “Sellers”), Plains BK Holdco LLC, a Delaware limited liability company (“Buyer”), and, solely for the purposes set forth therein, each of Plains All American Pipeline, L.P., a Delaware limited partnership, Rattler Midstream LP, a Delaware limited partnership and Kinetik Holdings LP, a Delaware limited partnership, pursuant to which the Sellers agreed to sell all of their respective partnership interests in EPIC, collectively representing 55% of the outstanding interests in EPIC, to Buyer for a total purchase price of approximately $1.76 billion (the “EPIC Sale”). The Company received $504.2 million of upfront cash consideration in exchange for its 27.5% interest in EPIC. The Company recognized a net gain of $415.4 million for the year ended December 31, 2025 in relation to this transaction. In addition, the Company may receive approximately $96.0 million attributable to an earnout, payable upon the approval by the board of directors of the general partner of EPIC of one or more capital projects that achieve certain capacity expansion criteria. Refer to Note 7—Equity Method Investments in the Notes to our Consolidated Financial Statements in this Annual Report Form 10-K for further information. Financing Activities On March 14, 2025, the Company and Kinetik Holdings LP (the “Partnership”) completed a private placement of $250.0 million aggregate principal amount of the Partnership’s 6.625% Sustainability-Linked Senior Notes due 2028 (the “New 2028 Notes”) at 101.25% of par. The New 2028 Notes were issued as additional notes under the indenture dated as of December 6, 2023, as may be supplemented from time to time (the “Indenture”), pursuant to which the Partnership has previously issued $800.0 million aggregate principal amount of 6.625% Sustainability-Linked Senior Notes due 2028 (the “Existing Notes” and together with the New 2028 Notes, the “2028 Notes”). On April 1, 2025, the Partnership entered into an amendment to its accounts receivable securitization facility dated April 2, 2024 (as amended, the “Amended A/R Facility”) to, among other things, increase the facility limit to $250.0 million and extend the scheduled termination date to March 31, 2026. 1

Table of Contents Index to Financial Statements On May 30, 2025, the Partnership entered into a term loan credit agreement, which provides for a $1.15 billion senior unsecured term loan (the “Term Loan”) maturing on May 30, 2028 (the “Term Loan Credit Agreement”), and a revolving credit agreement that provides for a $1.60 billion senior unsecured revolving credit facility (the “Revolving Credit Facility”), which includes a $200.0 million sublimit for the issuance of letters of credit and a $300.0 million sublimit for swingline loans (such agreement, the “Revolving Credit Agreement”). All borrowings under the Revolving Credit Facility will mature on May 30, 2030, unless such maturity date is adjusted in accordance with the Revolving Credit Agreement. In connection with entry into the Term Loan Credit Agreement and the Revolving Credit Agreement, the Company repaid all outstanding borrowings under and extinguished (1) the 2022 term loan credit agreement, dated June 8, 2022 (the “2022 Term Loan Credit Agreement”) and (2) the 2022 revolving credit agreement, dated June 8, 2022 (the “2022 Revolving Credit Agreement”). The Company recorded a loss on debt extinguishment of $0.6 million for the extinguishment of these existing credit facilities. Organizational Structure The Company is a holding company, whose significant assets are ownership of the non-economic general partner interest and an approximate 40% limited partner interest in the Partnership. As the owner of the non-economic general partner interest in the Partnership, the Company is responsible for all related operational, management and administrative decisions and consolidates the results of the Partnership and its subsidiaries. The Company also owns equity interests in two Permian Basin pipelines that have access to various points along the U.S. Gulf Coast and Mexico markets. The Company’s operations are strategically located in the heart of the Delaware Basin in the Permian and the Company’s operational headquarters is located at 303 Veterans Airpark Lane in Midland, Texas 79705. The Company’s corporate office is located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056. The following chart summarizes our organizational structure as of December 31, 2025. For simplicity, certain entities and ownership interests have not been depicted. 2

Table of Contents Index to Financial Statements Industry Overview The following diagram illustrates the Company’s primary operations along the midstream value chain: The midstream industry is the link between the exploration and production of natural gas and crude oil and condensate and the delivery of its salable commodity components to end-user markets. The midstream industry is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas and crude oil and condensate producing wells. Our Operating Segments and Properties We have two reportable operating segments with revenue streams from various products and services. The activities of each of our reportable segments from which the Company earns revenues, records equity income or losses and incurs expenses are further discussed below. The map below depicts the major assets of our core businesses. 3

Table of Contents
Index to Financial Statements


Processing Facilities
Kinetik System
Under Construction
ECCC Pipeline
Delaware Link
Kinetik NGL
PHP
Shin Oak
Energy Markets
Serviced Acreage
Dagger Draw
Maljamar
Kings Landing
Sierra Grande
Pecos Bend
East Toyah
Pecos
Delaware Link
Kinetik NGL
Diamond Cryo
Midland
Shin Oak
Waha
Permian Highway
Mont Belvieu
Katy
Texas City
Sabine Pass
Houston Central
Sweeny
Freeport
Agua Dulce
Corpus Christi

Midstream Logistics

The Midstream Logistics segment provides three service offerings: 1) gas gathering and processing, 2) crude oil gathering, stabilization and storage services and 3) produced water gathering and disposal.

Gas Gathering and Processing

The Midstream Logistics segment provides gas gathering and processing services with over 4,200 miles of low and high-pressure steel pipeline located throughout the Delaware Basin and over 825,000 horsepower of compression. Gas processing assets are centralized at eight processing complexes with total cryogenic processing capacity of over 2.4 Bcf/d: Diamond Cryogenic complex (720 MMcf/d), Pecos Bend complex (540 MMcf/d), East Toyah complex (460 MMcf/d), Pecos complex (260 MMcf/d), Kings Landing complex (200 MMcf/d), Maljamar complex (150 MMcf/d), Dagger Draw (75 MMcf/d) complex and Sierra Grande complex (60 MMcf/d). In addition, the segment provides system-wide amine treating and 6.5 MMcf/d of acid gas injection capacity. Current residue gas outlets are the El Paso Natural Gas Pipeline, Energy Transfer Comanche Trail Pipeline and Transwestern Pipeline, ONEOK Roadrunner Pipeline, Whitewater Aqua Blanca Pipeline, PHP, New Mexico Gas Company and the Company's wholly owned and operated Delaware Link Pipeline. NGL outlets are Energy Transfer's Lone Star NGL Pipeline, Targa's Grand Prix NGL Pipeline, Chevron Phillips Chemical MexTex Pipeline, ONEOK West Texas NGL Pipeline and Enterprise's Shin Oak NGL Pipeline ("Shin Oak"), which are accessed through our wholly owned and operated intrabasin NGL pipelines.

Crude Oil Gathering, Stabilization, and Storage Services

The Midstream Logistics segment provides crude oil gathering, stabilization and storage services throughout the Texas Delaware Basin. Crude gathering assets are centralized at the Caprock Stampede Terminal and the Pinnacle Sierra Grande Terminal. The system includes approximately 280 miles of gathering pipeline and 90,000 barrels of crude storage. The crude facilities have connections for takeaway transportation into certain facilities operated by Plains All American Pipeline, L.P. Over 50 miles of gathering pipeline was added to our crude gathering assets through the Barilla Draw Acquisition which closed in January 2025.

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Table of Contents
Index to Financial Statements

Water Gathering and Disposal

In addition, the Midstream Logistics segment provides water gathering and disposal services through assets located in northern Reeves County, Texas. The system includes approximately 370 miles of gathering pipeline and approximately 580,000 barrels per day of permitted disposal capacity.

Pipeline Transportation

As of December 31, 2025, the Pipeline Transportation segment consists of two EMI Pipelines originating in the Permian Basin with various access points to the U.S. Gulf Coast and Mexico markets, and our wholly owned and operated pipelines, Kinetik NGL and Delaware Link Pipelines. The pipelines transport natural gas and NGLs within the Permian Basin and to the U.S. Gulf Coast. Furthermore, the Company's Eddy County Culberson Connector ("ECCC") Pipeline is under construction, which provides connection from Eddy County, New Mexico to Culberson County, Texas and approximately 150 MMcf/d of rich gas throughput capacity. The ECCC Pipeline is estimated to be in-service during the second quarter of 2026.

Permian Highway Pipeline

The Company owns an approximately 55.5% equity interest in PHP, which is also owned and operated by Kinder Morgan Texas Pipeline, LLC ("Kinder Morgan"). PHP transports natural gas from the Waha area in northern Pecos County, Texas to the Katy, Texas area with connections to the U.S. Gulf Coast and Mexico markets. PHP was placed in service in January 2021, with the total capacity of 2.65 Bcf/d.

Breviloba, LLC

The Company owns a 33.0% equity interest in Shin Oak, which is owned by Breviloba, and operated by Enterprise Products Operating LLC. Shin Oak transports NGLs from the Permian Basin to Mont Belvieu, Texas. Shin Oak has a total capacity of over 600 MBbl/d.

Kinetik NGL Pipeline System

The Kinetik NGL Pipeline System consists of approximately 96 miles of NGL pipelines connecting our East Toyah and Pecos complexes to Waha, including our 20-inch Dewpoint pipeline that spans 40 miles, and our 28 mile, 20-inch Brandywine Pipeline connecting to our Diamond Cryogenic complex. The Kinetik NGL Pipeline System has an approximate capacity of 580 MBbl/d.

Delaware Link Pipeline

The Delaware Link Pipeline consists of approximately 40 miles of 30-inch diameter pipeline with a capacity of approximately 1.0 Bcf/d that provides additional transportation capacity to Waha. The project reached commercial in-service in October 2023.

The following table summarizes our ownership and capacity of properties in our Pipeline Transportation segment as of December 31, 2025:

Asset	Ownership Interest	Approximate Pipeline System Miles	Capacity
Pipeline Transportation			
PHP	55.5%	435	2.65 Bcf/d
Breviloba	33.0%	668	600 MBbl/d
Kinetik NGL Pipelines	100.0%	96	350 MBbl/d
Brandywine Pipeline	100.0%	28	230 MBbl/d
Delaware Link Pipeline	100.0%	40	1.0 Bcf/d

5

Table of Contents Index to Financial Statements Title to Properties and Permits Certain pipelines connecting our facilities are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In several instances, lands over which rights-of-way have been obtained could be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay pipelines in or along, watercourses, county roads, municipal streets and state highways and, in some instances, these permits are revocable at the election of the grantor. These permits may also be subject to renewal from time to time and we will generally seek renewal or arrange alternative means of transport through additional investment or commercial agreements. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. We believe we have satisfactory permits and/or title to all our material rights-of-way. We also believe that we have satisfactory title to all our material assets. Competition The business of providing gathering, compression, processing and transmission services for natural gas and NGLs is highly competitive. The Company faces intense competition in obtaining natural gas and NGL volumes, including from major integrated and independent exploration and production companies, interstate and intrastate pipelines, and other companies that gather, compress, treat, process, transmit or market natural gas and NGLs. Competition for supplies is primarily based on geographic location of facilities in relation to production or markets, the reputation, efficiency and reliability of the midstream company, and the pricing arrangements offered by the midstream company. For areas where acreage is not dedicated to the Company, the Company will compete with similar enterprises in providing additional gathering, compression, processing and transmission services in the same area of operation. Human Capital At Kinetik, we recognize that our employees are our greatest asset, and their success is our success, and as such, we strive to prioritize their well-being, engagement and professional growth. We also strive to retain top talent by fostering a culture that values health and safety, respect for employees and continuous development. As of December 31, 2025, we had more than 500 employees. None of these employees are covered by collective bargaining agreements. Health and Safety. The Company’s Environmental, Health and Safety (“EHS”) Management System provides a systematic framework for managing environmental and safety risks, promoting continuous improvement, and driving regulatory compliance. Our focus on achieving zero incidents has driven the development of a robust health and safety program that goes beyond compliance, cultivating a culture where safety is driven by motivation is embraced. We employ computer-based tools to track environmental and safety performance, manage safety and risks and monitor key metrics. We set ambitious and measurable safety targets to support our commitment to the safety and well-being of our employees and those around us. In 2025, our Total Recordable Incident Rate (“TRIR”) was 1.20 and our Motor Vehicle Incident Rate (“MVIR”) was 1.32. Through effective engagement, recognition and incentive programs, we aim to cultivate a culture of excellence that results in a more engaged and productive workforce. The Kinetik Employee Engagement Program (“KEEP”) gives employees a simple and direct way to report hazards, suggest improvements, or recognize coworkers. This initiative, rooted in the “See Something, Say Something” philosophy, promotes shared learning and operational excellence. In 2025, employees submitted 335 KEEP Cards, leading to 379 proactive risk mitigation actions. In addition, we believe that a well-trained workforce is key to fostering a strong safety culture and delivering high performance. In 2025, our employees collectively completed over 20,600 hours of EHS-related training, with field-based employees averaging 44 hours each, covering a variety of topics such as environmental compliance, Company EHS policies, OSHA regulations, driver safety and emergency response. Cultivating an Empowered Workforce. We are committed to cultivating an empowered workforce and believe that fostering a culture of appreciation empowers our workforce and inspires them to consistently deliver outstanding performance. We employ a mix of formal and informal recognition strategies, including monetary and non-monetary incentives that recognize employee performance, service milestones and exceptional contributions in safety, compliance, innovation and teamwork. Since 2021, we have conducted annual employee engagement surveys across the Company to assess workplace satisfaction, culture, communication and leadership. We use year-over-year data to track progress and identify areas for improvement. We also annually conduct focus group interviews across key locations. These face-to-face sessions, led by a third-party specialist, provide more detailed feedback beyond the employee engagement survey, offering rich, actionable inputs 6

Table of Contents Index to Financial Statements that help guide organizational progress. At Kinetik, we are committed to maintaining a professional and inclusive environment—one where different perspectives are welcomed and all employees have the opportunity to thrive. Along with annually acknowledging our Code of Business Conduct (the “Code of Conduct”), as part of our ongoing commitment to promote a respectful and inclusive workplace, all employees are required to complete Workplace Harassment training and Discrimination Free Workplace training. Regulation of Operations Natural Gas Pipeline Regulation Under the Natural Gas Act (“NGA”), the Federal Energy Regulatory Commission (“FERC”) regulates the transportation of natural gas in interstate commerce. Intrastate transportation of natural gas is largely regulated by the state in which such transportation takes place. To the extent that the Company’s intrastate natural gas transportation systems transport natural gas in interstate commerce, the rates, terms and conditions of such services are subject to FERC jurisdiction under Section 311 of the Natural Gas Policy Act of 1978 (“NGPA”). The NGPA regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. Under Section 311 of the NGPA, rates charged for interstate transportation must be fair and equitable, and amounts collected in excess of fair and equitable rates are subject to refund with interest. The terms and conditions of service set forth in the Company’s statement of operating conditions for transportation service under Section  311 of the NGPA are also subject to FERC review and approval. Failure to observe the service limitations applicable to transportation services under Section 311, failure to comply with the rates approved by the FERC for Section 311 service, or failure to comply with the terms and conditions of service established in the pipeline’s FERC-approved statement of operating conditions could result in a change of jurisdictional status and/or the imposition of administrative, civil and criminal remedies. The Company’s intrastate pipeline operations are also subject to regulation by various agencies in Texas and New Mexico, principally the Railroad Commission of Texas (“TRRC”) and the New Mexico Public Regulation Commission (“NMPRC”). Generally, the TRRC and the NMPRC are vested with authority to ensure that rates, operations and services of gas utilities, including intrastate pipelines, are just and reasonable and not discriminatory. The rates the Company charges for transportation services are deemed just and reasonable under Texas and New Mexico law unless challenged in a customer or regulatory complaint. Failure to comply with relevant regulations can result in the imposition of administrative, civil and criminal remedies. Natural Gas Gathering Regulation     Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of the FERC. The Company believes that its natural gas gathering pipelines meet the traditional tests the FERC has used to establish whether a pipeline is a gathering pipeline that is not subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of substantial litigation and varying interpretations. In addition, the FERC’s determinations as to whether a pipeline is a gathering pipeline are made on a case-by-case basis, so the classification and regulation of the Company’s natural gas pipeline system could be subject to change based on future determinations by the FERC and the courts. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. The Company’s natural gas gathering facilities in Texas are subject to regulation by the TRRC under the Texas Utilities Code and the Texas Natural Resources Code in the same manner as described above for intrastate pipeline transportation facilities. The Company’s natural gas gathering pipeline system is also subject to ratable take and common purchaser statutes in Texas. The ratable take statute generally requires gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, the common purchaser statute generally requires gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. In New Mexico, the Company’s natural gas gathering facilities are subject to regulation by numerous governmental agencies, including the NMPRC. Crude Oil and Natural Gas Liquids Pipeline Regulation Transmission services rendered by the Company are subject to the regulation of the TRRC and the NMPRC. The TRRC and the NMPRC have the authority to regulate rates, though they generally have not investigated the rates or practices of intrastate pipelines in the absence of shipper complaints. 7

Table of Contents Index to Financial Statements Pipeline Safety Regulations Some of the Company’s pipelines are subject to regulation by the U.S. Department of Transportation’s (“DOT”) Pipeline and Hazardous Materials Safety Administration (“PHMSA”) pursuant to the Natural Gas Pipeline Safety Act of 1968 (“NGPSA”), with respect to natural gas, and the Hazardous Liquids Pipeline Safety Act of 1979 (“HLPSA”), with respect to NGLs. The NGPSA and HLPSA regulate safety requirements in the design, construction, operation, and maintenance of natural gas, crude oil, and NGL pipeline facilities, while the Pipeline Safety Improvement Act of 2002 (“PSIA”) establishes mandatory inspections for all U.S. crude oil, NGL, and natural gas transmission pipelines in high consequence areas (“HCAs”), the violation of which can result in administrative, civil and criminal penalties, including civil fines, injunctions, or both. PHMSA regularly revises its pipeline safety regulations. States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. States may adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines; however, states vary considerably in their authority and capacity to address pipeline safety. State standards may include requirements for facility design and management in addition to requirements for pipelines. For example, the TRRC and NMPRC have adopted rules that require operators of natural gas and hazardous liquid gathering lines in rural areas to report accidents, conduct investigations and perform necessary corrective action. Due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, there can be no assurance that future compliance with PHMSA or state requirements will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows. Environmental and Occupational Health and Safety The Company’s operations are subject to the requirements of the Occupational Safety and Health Administration (“OSHA”) and comparable state laws that regulate the protection of the health and safety of workers. The Company believes that its operations are in substantial compliance with OSHA requirements, including general industry standards, hazard communication, record keeping requirements and monitoring of occupational exposure to regulated substances. Our business operations are also subject to numerous environmental and occupational health and safety laws and regulations imposed at the federal, regional, state and local levels. The activities the Company conducts in connection with the gathering, compression, dehydration, treatment, processing and transportation of natural gas and gathering, stabilization, transportation and storage of crude oil are subject to, or may become subject to, stringent environmental regulation and we could incur costs related to the cleanup of third-party sites to which we have sent regulated substances for disposal or equipment for cleaning, and for damages to natural resources or other claims relating to releases of regulated substances at or from such third-party sites. The Company has implemented a number of programs and policies designed to monitor and pursue continued operation of our activities in a manner consistent with environmental and occupational health and safety laws and regulations. To that end, the Company has incurred and will continue to incur operating and capital expenditures to comply with these laws and regulations. Some of these environmental compliance costs may be material and have an adverse effect on our business, financial condition and results of operations. Certain existing environmental and occupational health and safety laws and regulations include the following U.S. legal standards, which may be amended from time to time: • the Clean Air Act, which restricts the emission of air pollutants from many sources and imposes various pre-construction, operational, monitoring and reporting requirements, and which the EPA has historically relied upon as authority for adopting climate change regulatory initiatives relating to GHG emissions; • the Clean Water Act, which regulates discharges of pollutants to state and federal waters as well as establishing the extent to which waterways are subject to federal jurisdiction and rulemaking as protected waters of the United States; • the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which imposes liability on generators, transporters and arrangers of hazardous substances at sites where releases, or threatened releases, of such hazardous substances has occurred; • the Resource Conservation and Recovery Act (“RCRA”), which governs the generation, treatment, storage, transport and disposal of solid wastes, including hazardous wastes; • the Oil Pollution Act, which imposes liability for removal costs and damages arising from an oil spill in waters of the United States on owners and operators of onshore facilities, pipelines and other facilities; • the National Environmental Policy Act, which requires federal agencies to evaluate major agency actions that have the potential to significantly impact the environment, to include the preparation of an Environmental Assessment to assess potential direct, indirect, and cumulative impacts of the proposed project, and, if necessary, prepare a more detailed Environmental Impact Statement that may be made available to the public for comment; 8

Table of Contents Index to Financial Statements • the Safe Drinking Water Act, which ensures the quality of the nation’s public drinking through adoption of drinking water standards and controlling the injection of waste fluids into below- ground formations that may adversely affect drinking water sources; • the Endangered Species Act, which imposes restrictions on activities that may adversely affect federally identified endangered and threatened species or their habitats, to include the implementation of operating restrictions or a temporary, seasonal or permanent ban in affected areas; • the Emergency Planning and Community Right-to-Know Act, which requires the implementation of a safety hazard communication program and the dissemination of information to employees, local emergency planning committees, and response departments on toxic chemicals use and inventories; • the Occupational Safety and Health Act, which establishes workplace standards for the protection of both the health and safety of employees, to include the implementation of hazard communications programs to inform employees about hazardous substances in the workplace, the potential harmful effects of those substances and appropriate control measures; and • the DOT regulations relating to the advancement of safe transportation of energy and hazardous materials and emergency response preparedness. Environmental laws and regulations are frequently subject to change. More stringent environmental laws that apply to our operations and the operations of our customers may result in increased operating costs and capital expenditures for compliance, including, but not limited to, those related to the emission of GHGs and climate change. Notwithstanding the EPA’s recent proposal to revoke the “Endangerment Finding,” which supports the majority of the EPA’s GHG-related regulations, given the long-term trend toward increasing regulation, future federal and/or state GHG regulations of the oil and gas industry remain a significant possibility. On March 15, 2023, the EPA announced finalization of its Good Neighbor Plan (the “Plan”) to reduce nitrogen oxide pollution from power plants and other industrial facilities from 23 upwind states which the EPA determined are significantly contributing to National Ambient Air Quality Standards (NAAQS) nonattainment and interfering with maintenance of the 2015 ozone NAAQS in downwind states. The Plan was to have been effective in 2026, but, in June 2024, the Supreme Court halted enforcement of the Plan while it is contested in the lower courts. Additionally, under the current presidential administration’s deregulatory agenda, the EPA has begun rolling back the Plan. We cannot predict what further actions the Trump Administration will take with respect to the Plan; however, compliance with a revised or future Plan could have material financial impacts on our natural gas business. In March 2024, the EPA published New Source Performance Standards (“NSPS”), known as Subpart OOOOb and Subpart OOOOc, which introduce emissions standards for methane and volatile organic compounds (“VOCs”) from certain new, modified, and reconstructed oil and natural-gas production, processing and transmission facilities. However, in March 2025, the EPA announced plans to reconsider Subparts OOOOb and OOOOc in line with the Trump Administration’s deregulatory agenda. Additionally, in November 2025, the EPA finalized an interim final rule extending the compliance deadlines for certain provisions provided in Subpart OOOOb and Subpart OOOOc. Litigation challenging the EPA’s final interim rule extending such compliance deadlines for new and existing oil and gas sources remains pending. Consequently, future implementation and enforcement of the final rule remain uncertain. At this time, we do not anticipate a material impact to our planned capital, operations and maintenance costs resulting from compliance with the current or pending regulations and proposed EPA actions. However, the EPA and/or state regulators may issue additional regulations, responses, amendments and/or policy guidance, which could alter our present expectations. Trends in environmental and worker health and safety regulation over time has been to typically place increasing restrictions and limitations on activities that could result in adverse effects to the environment or expose workers to injury. These changes in environmental and worker safety laws and regulations, or reinterpretations or enforcement policies that may arise in the future and result in increasingly stringent or costly waste management or disposal, pollution control, remediation or worker health and safety-related requirements, may have a material adverse effect on our business, operations and financial condition. We may not have insurance or be fully covered by insurance against all risks relating to environmental or occupational health and safety, and we may be unable to pass on the increased cost of compliance arising from such risks to our customers. We regularly review regulatory and environmental issues as they pertain to the Company and we consider these as part of our general risk management approach. 9

Table of Contents Index to Financial Statements Insurance Our business has operating risks normally associated with the gathering, stabilization, transportation and storage of crude oil and gathering, compression, dehydration, treatment, processing and transportation of natural gas, which could cause damage to life or property. In accordance with industry practice, we maintain insurance against some, but not all, potential operating losses. For some operating risks, the Company may not obtain insurance if the cost of available insurance is excessive relative to the risks presented; in such a case, if a significant operating accident or other event occurs which is not fully covered by the insurance the Company has, this could adversely affect our operations and business. As we continue to grow, we will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program. Sustainability Overview The Company is committed to advancing a safer, cleaner, and more reliable energy future and believes that integrating environmental, safety, governance, and community considerations into our business decisions is essential to creating value for its stakeholders. In July 2025, the Company published its fiscal year 2024 Sustainability Report (“Report”). The Report focused on four key areas: Governance, Environment, People and Community Engagement. Governance The board of directors of the Company (the “Board”) consists of 10 directors and is led by the Chairman of the Board and the Lead Independent Director. The Board exercises general supervision over the Company’s business, operations, strategy and risk management programs. The Board delegates specific oversight duties to three standing committees: Audit Committee, Compensation Committee and Governance and Sustainability Committee. We firmly believe that commitment to an actionable sustainability strategy makes for a stronger, more resilient company and drives better performance. As such, we embed sustainability responsibilities throughout our organization, reinforcing ownership and accountability at all levels. In both 2025 and 2024, 20% of executive and employee annual at-risk pay was tied to measurable performance in three key areas: (1) methane intensity ratio, (2) TRIR and (3) MVIR. The Governance and Sustainability Committee supported the Compensation Committee in defining these goals to help ensure they are rigorous and aligned with the Company’s long-term performance and risk priorities. In addition, the Company has developed an Enterprise Risk Management (“ERM”) program across all functional areas and mechanisms for identifying, prioritizing, and mitigating risks. We evaluate risks across the enterprise on a regular basis, examining the potential impact to our operating flexibility, along with the financial and reputational impact of such risks. Our Audit Committee of the Board has primary oversight over the ERM process, reviewing ongoing assessments of the company’s risk management processes and system of internal control. Our Executive Vice President, Chief Administrative Officer and Chief Accounting Officer has functional oversight over the enterprise risk function. Furthermore, we are committed to conducting business in accordance with the highest ethical standards. Our Code of Conduct is designed to deter wrong-doing and promote honest and ethical conduct in every aspect of our business dealings. Our Code of Conduct details our policy regarding corruption, antitrust violations, insider dealings, gifts and entertainment, conflicts of interest, and validity of financial information or business practices. The Audit Committee oversees business ethics issues, while day-to-day implementation and oversight are led by our General Counsel. The Company also recognizes the importance of receiving, retaining and addressing concerns from our directors, officers, employees and other stakeholders seriously and expeditiously. We use a confidential third-party ethics hotline to enable anyone to report concerns. The ethics hotline is monitored by our Human Resources and Legal departments, as well as the Chair of the Audit Committee. Any critical concerns are escalated to the Audit Committee Chair and/or Audit Committee immediately, while other matters are reported quarterly or as necessary. In addition, all employees were required to complete Insider Trading and Anti-Bribery and Corruption training. Environmental Responsibility The Company is committed to being a good steward of the environment and prioritizes climate change as a key issue. We are committed to contributing to global solutions by responsibly reducing the adverse environmental impact of our operations while pursuing economic growth and energy security. Over 50% of our debt instruments is linked to sustainability performance, including performance targets related to GHG and methane emission intensity. The Company is in the process of gathering 2025 GHG emission data at the time this Annual Report on Form 10-K is filed with the SEC. 10

Table of Contents Index to Financial Statements We aim to comply with all applicable federal, state, and local environmental regulations and also implement voluntary measures to further reduce greenhouse gas and criteria air emissions. Over the past several years, we have expanded our emissions-management capabilities through initiatives that seek to reduce emissions and improve emissions monitoring, reporting, and operational performance. These efforts include: • pneumatics upgrades; • electrified compression; • leak prevention; • advanced emission detection; • New Energy Ventures; • carbon capture, utilization and storage; • advanced GHG emission monitoring and management; • renewable energy and • operational improvements and efficiencies. In 2025, we advanced our emissions reduction efforts across the organization. We conduct regular leak detection surveys using independent third parties and deploy advanced methane detection and monitoring technologies across our assets. Operations and support teams are trained and equipped to operate handheld leak detection devices. We also operate continuous emissions monitoring systems - both camera- and sensor-based - at strategic locations and perform regular aerial surveys using Optical Gas Imaging (“OGI”) technology to visualize methane and volatile organic compound emissions in real time. Our New Energy Ventures (“NEV”) team further supports emissions reduction through innovative lower-carbon technologies such as Carbon Capture, Utilization, and Storage, carbon neutral power generation, eFuels, and other clean energy solutions. In 2024, NEV partnered with Infinium in Project Roadrunner, which features a long-term agreement to supply carbon dioxide (“CO ”) from our Permian Basin operations for reuse in the production of ultra-low carbon eFuels. In addition, we received approval from the US Environmental Protection Agency (“EPA”) for the Monitoring, Reporting and Verification (“MRV”) Plan for three Class II Acid Gas Injection (“AGI”) wells at our Maljamar and Dagger Draw processing facilities, which were acquired through the Durango Acquisition. The MRV Plan enables the Company to economically benefit from sequestered CO through 45Q tax credits. We also focus on reducing our Scope 2 GHG emissions through implementing energy efficiency measures and sourcing renewable energy. Our Water Management practices support environmental stewardship, regulatory compliance, and operational resilience. While our direct water use is relatively low compared to the other industries and sectors of the oil and gas value chain, produced water management remains a priority due to its regulatory relevance, operational importance, and potential adverse environmental impact. Our approach focuses on minimizing water-related risks while striving to provide reliable and necessary water solutions to our customers. We had no violations or penalties related to our Water Management program in 2025. Our Waste Management practices emphasize responsible waste handling, including waste reduction, recycling, and proper disposal. Waste generated from our operations is closely monitored and managed in accordance with our Waste Management Plans and applicable regulatory requirements. Our management practices support broader goals of reducing landfill volumes, preventing improper disposal, and promoting resource efficiency. We had no violations or penalties related to our Waste Management program in 2025. At Kinetik, we are committed to the safe construction, operation, and maintenance of our facilities. Our comprehensive process safety, risk management, and pipeline integrity programs are designed to help ensure the safe and reliable construction and operation of our assets. These programs are subject to safety and integrity audits by OSHA, EPA, PHMSA, TRRC, NMPRC, and other regulators. Our pipeline network spans over 5,000 miles and is managed using risk-based and prescriptive inspection schedules that address corrosion, weather-related impacts, and third-party activity. We also maintain spill prevention and emergency response plans, to help prevent and mitigate releases. In 2025, we underwent 7 pipeline integrity and safety audits by regulators, resulting in zero regulatory penalties. While any new or amended laws and regulations or reinterpretation of existing laws and regulations would not be expected to be any more burdensome to the Company than to other, similarly situated operators, there can be no assurance that future compliance with any new environmental requirements will not have an adverse effect on the Company’s financial condition, results of operations or cash flows. 2 2 11

Table of Contents Index to Financial Statements Social Responsibility We recognize that people are our greatest asset and the driving force behind our success and we are committed to supporting their safety, well-being, and professional development. We prioritize a safe working environment, competitive compensation, comprehensive benefits, and a range of training and development opportunities designed to attract, retain, and support a skilled workforce. See additional information regarding employee initiatives in Part I—Item 1. and 2. Business and Properties—Human Capital in this Annual Report. We seek to be a positive presence in the communities where we live and operate, investing both time and resources in initiatives that drive meaningful impact through financial contributions and volunteer support. In 2025, Kinetik contributed over $1.6 million to charitable organizations and local community initiatives, including local emergency response departments, the Permian Strategic Partnership and BEAR - Be a Resource for CPS Kids Houston. We also support employee engagement through paid volunteer time and a charitable matching program. Strong relationships with local communities and landowners are essential to our operations in West Texas and Southeast New Mexico. We engage proactively with those who live and work near our infrastructure by providing clear, timely information about our activities and responding to questions or concerns. Landowners and local governments are key partners in enabling our operations by providing the rights-of-way for pipelines and facilities, and we work collaboratively with them on matters such as access, maintenance, safety practices, and land restoration. Our goal is to maintain respectful relationships that support long-term trust and operational reliability. We aim to develop a supply chain that aligns with our core values and sustainability and business objectives. Our Supplier Code of Conduct (“Supplier Code”) promotes responsible practices across our value chain, outlining expectations for ethics, compliance, safety, environmental stewardship, human rights and setting a benchmark for our suppliers to adhere to our high standards. To measure our suppliers against our standards, we utilize ISNetworld, a resource for connecting with safe, qualified contractors and suppliers. We also implemented sustainability focused measures into our Contractor Management program to gain valuable insights into our suppliers’ sustainability performance, which enable us to understand their sustainability practices and identify opportunities for improvement. Available Information The Company’s website is www.kinetik.com. The Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, Current Reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and other filings with the SEC are available at https://ir.kinetik.com/overview/default.aspx under the heading “Financials”—“SEC Filings”, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. These reports are also available on the SEC’s website at www.sec.gov. In addition to reports filed or furnished with the SEC, we publicly disclose material information from time to time in press releases, at annual meetings of shareholders, in publicly accessible conferences and investor presentations, and through our website. In addition, the Company’s Code of Conduct, Corporate Governance Guidelines, charters of the Audit Committee, Compensation Committee, Governance and Sustainability Committee, and other corporate governance materials are available on the Investor Relations section of the Company’s website. The information contained on the Company’s website as referenced in this report is not, and should not be deemed to be, part of or incorporated by reference into this report. Requests for a copy of any of the above-referenced reports and corporate governance documents may be directed in writing to: Investor Relations, Kinetik Holdings Inc., 2700 Post Oak Blvd, Suite 300 Houston, Texas 77056 or by calling (713) 621-7330. 12

Table of Contents Index to Financial Statements ITEM 1A. RISK FACTORS  We operate in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that we cannot control or predict. The following discussion, as well as our discussion in Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 7A—Quantitative and Qualitative Disclosures About Market Risk, highlights some of these risks. The risks described below are not exhaustive and you should carefully consider these risks and uncertainties before investing in our securities. Business and Operational Risks The majority of the Company’s operating assets are currently located in the Permian Basin, making it vulnerable to risks associated with operating in a single geographic area. The majority of the Company’s wholly owned midstream assets are currently located in the Delaware Basin which is part of the broader Permian Basin. As a result of this concentration, the Company will be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, obtaining rights-of-way, market limitations, water shortages or restrictions, drought related conditions, or other weather-related conditions or interruption of the processing or transportation of crude oil, natural gas and water. If any of these factors were to impact the Permian Basin more than other producing regions, the Company’s business, financial condition and results of operations could be adversely affected relative to other midstream companies that have a more geographically diversified asset portfolio. Because of the natural decline in production from existing wells, the Company’s success depends, in part, on its ability to maintain or increase throughput volumes on its midstream systems, which depends on its customers’ levels of development and completion activity on its dedicated acreage. The level of crude oil and natural gas volumes handled by the Company’s midstream systems depends on the level of production from crude oil and natural gas wells dedicated to its midstream systems, which may be less than expected and which will naturally decline over time. To maintain or increase throughput levels on its midstream systems, the Company must obtain production from wells completed by customers on acreage dedicated to its midstream systems or execute agreements with other third parties in its areas of operation. The Company has no control over producers’ levels of development and completion activity in its areas of operation, the amount of reserves associated with wells connected to its systems, or the rate at which production from a well declines. In addition, the Company has no control over producers or their exploration and development decisions, which may be affected by, among other things: • the availability and cost of capital; • the prevailing and projected prices of crude oil, natural gas and NGLs; fewer project opportunities or assumption of risk that results in weaker or more volatile financial performance than expected; • assets that vary in age and were constructed over many decades which may cause our inspection, maintenance or repair costs to increase in the future; • political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, disrupted global supply chains, continued hostilities in the Middle East and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, and recent events in Venezuela; • increase in interest rates and rising or sustained inflation; • levels of crude oil and natural gas reserves; • contractor or supplier non-performance, weather, geological or other factors; • Consolidation in the upstream and midstream sector and the resulting changes in the strategic importance customers assign to development in certain acreage or locations in the Delaware Basin as opposed to other areas, which could adversely affect the financial and operational resources devoted to development of their acreage dedicated to the Company; • increased levels of taxation related to the exploration and production of crude oil, natural gas and NGLs; • environmental or other governmental regulations, including those related to the prorationing of oil and gas production, the availability of permits, the regulation of hydraulic fracturing, and a governmental determination that multiple facilities are to be treated as a single source for air permitting purposes; • the costs of producing and ability to produce crude oil, natural gas and NGLs and the availability and costs of drilling rigs, pipeline transportation facilities and other equipment; and • potential tariffs to be imposed by the Trump Administration and reciprocal tariffs by foreign governments on crude oil, natural gas and NGLs and other imported supplies and equipment. 13

Table of Contents Index to Financial Statements Due to these and other factors, even if reserves are known to exist in areas served by the Company’s midstream assets, producers may choose not to develop those reserves. If producers choose not to develop their reserves or they choose to slow their development rate in the Company’s areas of operation, utilization of its midstream systems will be below anticipated levels. Reductions in development activity, coupled with the natural decline in production from its current dedicated acreage, could materially reduce our revenue and affect adversely our business, financial condition, results of operations, and cash flows. The acquisition or divestiture of businesses and assets is part of our strategy. We may experience difficulties completing acquisitions or divestitures or integrating new businesses and properties, and we may be unable to achieve the benefits we expect from the completed and any future acquisitions or divestitures. Part of the Company’s business strategy includes acquiring additional businesses and assets and/or divesting certain assets or portions of our business. We cannot provide any assurance that we will be able to find complementary acquisition targets or complete such acquisitions or achieve the desired results from any acquisitions we complete. Any acquired businesses or assets will be subject to many of the same risks as our existing businesses and may not achieve the levels of performance that we anticipate. We may evaluate potential divestiture opportunities with respect to portions of our business from time to time that support our growth initiatives and may determine to proceed with a divestiture opportunity if and when we believe such opportunity is consistent with our business strategy. We may not realize the anticipated operating advantages and cost savings associated with any acquisition. Integration of acquired businesses or assets involves a number of risks, including (i) the loss of key customers of the acquired business; (ii) demands on management related to the increase in our size; (iii) the diversion of management’s attention from the management of daily operations; (iv) difficulties in implementing or unanticipated costs of accounting, budgeting, reporting, internal controls and other systems; and (v) difficulties in the retention and assimilation of necessary employees. Difficulties in integration may be magnified if we make multiple acquisitions over a relatively short period of time. Because of difficulties in combining and expanding operations, we may not be able to achieve the cost savings and other size-related benefits that we hoped to achieve after these acquisitions, which could materially and adversely affect our financial condition and results of operations. We also may not recognize the anticipated benefits of dispositions or other divestitures we may pursue in the future. If we do not realize the expected strategic, economic or other benefits of any divestiture transaction, it could materially and adversely affect our financial condition and results of operations. The Company owns interests in certain pipeline projects and other joint ventures, and it may in the future enter into additional joint ventures, and the Company’s control of such entities is limited by provisions of the limited partnership and limited liability company agreements of such entities and by the Company’s percentage ownership in such entities. The Company has ownership interests in several joint ventures, including the PHP and Breviloba joint ventures (together, the “EMI Pipelines”), which were accounted for using the equity interest method, and it may enter into other joint venture arrangements in the future. While the Company owns equity interests and has certain voting rights with respect to its joint ventures and can exercise significant influence over the operating and financial policies of the entity, it does not act as operator of or control the joint ventures, each of which is operated by another joint venture partner. It may therefore be difficult or impossible for the Company to cause the joint venture to take actions that the Company believes would be in its or the relevant joint venture’s best interests. Moreover, joint venture arrangements involve various risks and uncertainties, such as committing the Company to fund operating and/or capital expenditures, the timing and amount of which the Company may not control, and which could materially and adversely affect its cash flows. The Company also may be unable to control the amount of cash it will receive from the operation of these entities, which could further adversely affect its cash flows. Joint venture arrangements may also restrict the Company’s operational and organizational flexibility and its ability to manage risk, which could materially and adversely affect the Company’s financial condition, results of operations and cash flows. If the third-party pipelines interconnected, or at some future point expected to be interconnected, to the Company’s pipelines become unavailable to transport or store crude oil, NGLs or natural gas, or if our cost of transporting on such third-party pipelines changes, the Company’s revenue and available cash could be adversely affected. The Company depends upon third-party downstream pipelines and associated operations to provide delivery options from its processing system. Because the Company does not control these pipelines and associated operations, their continuing operation is not within its control. If any downstream pipeline were to become unavailable for current or future volumes due to 14

Table of Contents Index to Financial Statements repairs, damage to the facility, force majeure, lack of capacity, shut in by regulators, failure to meet quality requirements or any other reason, the Company’s ability to operate efficiently and continue shipping crude oil, natural gas and refined products to major demand centers could be restricted, thereby reducing revenue. Any temporary or permanent interruption at these pipelines could materially and adversely affect the Company’s business, results of operations, financial condition or cash flows. In addition, if our cost of transporting on such third-party pipelines changes, the Company’s revenue and available cash could be adversely affected. The third parties on whom the Company relies for transportation services from its processing facilities are subject to complex federal, state, and other laws that could adversely affect our financial condition and results of operations. The operations of the third parties on whom the Company relies to provide downstream transportation and delivery options from its processing system are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulations. If existing laws and regulations governing such third-party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that the Company pays for services. Similarly, a failure to comply with such laws and regulations by the third parties could materially and adversely affect the Company’s business, results of operations, and financial condition. The Company’s customers may suspend, reduce or terminate their obligations under the Company’s commercial agreements with them in certain circumstances, which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows. The Company has entered into gas gathering, compression and processing agreements, crude oil gathering agreements, and produced water gathering and disposal agreements with its customers, which include provisions that permit the customer to suspend, reduce or terminate its obligations under each agreement if certain events occur. These events include non-performance by the Company and force majeure events which are out of the Company’s control. The customers have the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect the Company. Any such reduction, suspension or termination of these customers’ obligations under their commercial agreements could materially and adversely affect the Company’s financial condition, results of operations and cash flows. Increased competition from other companies that provide midstream services, or from alternative fuel sources, could have a negative impact on the demand for the Company’s services, which could materially and adversely affect its financial results. The Company will compete for third-party customers primarily with other crude oil and natural gas gathering and transportation systems and produced water service providers. Some of its competitors may now, or in the future, have access to greater supplies of crude oil, natural gas and produced water than the Company does. Some of these competitors may expand or construct gathering systems or other pipeline transportation facilities that would create additional competition for the services the Company would provide to third party customers. In addition, potential third- party customers may develop their own gathering systems or pipeline transportation facilities instead of using the Company’s systems. Further, hydrocarbon fuels compete with other forms of energy available to end-users, including renewable electricity and coal. Increased demand for such other forms of energy at the expense of hydrocarbons could lead to a reduction in demand for the Company’s services. All these competitive pressures could make it more difficult for the Company to attract new customers as it seeks to expand its business, which could materially and adversely affect its business, financial condition and results of operations. In addition, competition could intensify the negative impact of factors that decrease demand for crude oil, natural gas and produced water services in the markets served by its systems, such as adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or reduce demand for its services. The Company’s exposure to commodity price risk may change over time and the Company cannot guarantee the terms of any existing or future agreements for its midstream services with its customers. The Company currently generates revenues pursuant to a variety of different contractual arrangements, including fee-based agreements based on volumetric fees and percent-of-proceeds arrangements based on a percent of the proceeds from the sale of gathering and processing outputs on behalf of a producer and percent-of-products arrangements in which the Company 15

Table of Contents Index to Financial Statements is assigned a portion of the natural gas it gathers and processes as partial compensation. Consequently, the Company’s existing operations and cash flows have limited direct exposure to commodity price risk. However, the Company’s customers are exposed to commodity price risk, and extended reduction in commodity prices could reduce the production volumes available for the Company’s midstream services in the future below expected levels. The use of derivative financial instruments could result in material financial losses for the Company. The Company engages in commodity and interest rate hedging activities to reduce its exposure to fluctuations in commodity prices and interest rates by using derivative instruments. Hedging activities can result in losses that might be material to our financial condition, results of operations and cash flows. Such losses could occur under various circumstances, including those situations where a counterparty does not perform its obligations under a hedge arrangement, the hedge is not effective in mitigating the underlying risk, or our risk management policies and procedures are not followed. Adverse economic conditions (e.g., a significant decline in energy commodity prices that negatively impacts the cash flows of oil and gas producers) increase the risk of nonpayment or performance by our hedging counterparties. The Company’s construction of new midstream assets may not be completed on schedule, at the budgeted cost or at all, may not operate as designed or at the expected levels, may not result in revenue increases and may be subject to new or additional regulatory, environmental, political, contractual, legal and economic risks, all of which could materially and adversely affect its cash flows, results of operations and financial condition. The construction of additions or modifications to the Company’s existing systems and the expansion into new production areas to service its customers involve numerous regulatory, environmental, political and legal uncertainties beyond the Company’s control and may require the expenditure of significant amounts of capital, and the Company may not be able to construct in certain locations due to setback requirements or expand certain facilities that are deemed to be part of a single source. Regulations clarifying how crude oil and natural gas production facility emissions must be aggregated under the federal Clean Air Act permitting program were finalized in June 2016. This action clarified certain permitting requirements yet could still impact permitting and compliance costs. As the Company builds infrastructure to meet its customers’ needs, it may not be able to complete such projects on schedule, at the budgeted cost, or at all. The construction of new energy infrastructure is inherently subject to the risks of cost overruns, including due to inflation or the imposition of tariffs on foreign-made materials and goods (including steel and steel pipes), and delays. If we undertake these projects, we may not be able to complete them on schedule, at the budgeted cost or at all, or they may not operate as designed or at the expected levels. Moreover, the Company’s revenues may not increase immediately (or at all) upon the expenditure of funds on a particular project. For instance, if the Company builds additional gathering assets, the construction may occur over an extended period of time and it may not receive any material increases in revenues until the project is completed or at all. The Company may construct facilities to capture anticipated future production growth from its customers in an area where such growth does not materialize. As a result, new midstream assets may not be able to attract enough throughput to achieve their expected investment return, which could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows. The construction of additions to the Company’s existing assets may require it to obtain new rights-of-way, surface use agreements or other real estate agreements prior to constructing new pipelines or facilities. The Company may be unable to timely obtain such rights-of-way to connect new crude oil, natural gas and water sources to its existing infrastructure or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for the Company to obtain new rights-of-way or to expand or renew existing rights-of-way, leases or other agreements. If the cost of renewing or obtaining new agreements increases, the Company’s cash flows could be materially and adversely affected. The Company’s business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail its operations and materially and adversely affect its cash flows. The Company’s operations are subject to all the hazards inherent in the gathering and transportation of crude oil, natural gas and produced water, including: • damage to pipelines, compressor stations, centralized gathering facilities, pump stations, storage terminals, related equipment, and surrounding properties caused by design, installation, construction materials or operational flaws, natural disasters, acts of terrorism, acts of third parties or other unforeseen circumstances. • leaks of crude oil, natural gas or NGLs or losses of crude oil, natural gas or NGLs as a result of the malfunction of, or other disruptions associated with, equipment, facilities or pipelines; 16

Table of Contents Index to Financial Statements • fires, ruptures and explosions; and • other hazards that could also result in personal injury and loss of life, pollution and suspension of operations. The Company may elect to not obtain insurance, maintain a self-insured retention or increase deductibles for any or all of these risks if it believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows. A shortage of equipment and skilled labor could reduce equipment availability and labor productivity and increase labor and equipment costs, which could materially and adversely affect the Company’s business and results of operations. The Company’s gathering and other midstream services require special equipment and laborers who are skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If the Company experiences shortages of necessary equipment or skilled labor in the future, its labor and equipment costs and overall productivity could be materially and adversely affected. If the Company’s equipment or labor prices increase or if the Company experiences materially increased health and benefit costs for employees, its business and results of operations could be materially and adversely affected. Environmental and Regulatory Risks Related to the Company The Company operates in a highly regulated environment and its business and profitability could be adversely affected by actions by governmental entities, changes to current laws or regulations, or a failure to comply with laws or regulations. The Company’s business is highly regulated and subject to numerous governmental laws, rules and regulations and requires permits, authorizations and various governmental and agency approvals, in the various jurisdictions in which the Company operates, that impose various restrictions and obligations that may have material effects on the Company’s business and results of operations. Each of the applicable laws or regulatory requirements and limitations is subject to change, either through new laws or regulations enacted on the federal, state or local level, or by new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable, have retroactive effects and may have material effects on the Company’s financial condition, results of operations and cash flows. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, could cause additional expenditures, liabilities, restrictions and delays in connection with the Company’s current business as well as future projects, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances. The Company’s sales of natural gas are subject to market manipulation requirements promulgated by FERC pursuant to the authority delegated to it by the Energy Policy Act of 2005 (“EPAct 2005”). The EPAct 2005 amended the NGA and NGPA to give FERC authority to impose civil penalties for violations of these statutes and regulations. The Commodity Futures Trading Commission (“CFTC”) also holds authority to monitor certain segments of the physical and futures energy commodities market pursuant to the Commodity Exchange Act. In addition, the Federal Trade Commission (“FTC”) has the authority under the Federal Trade Commission Act and the Energy Independence and Security Act of 2007 to regulate wholesale petroleum markets. The Company believes, however, that neither the EPAct 2005, nor the regulations promulgated by FERC as a result of the EPAct 2005, nor the regulations promulgated by the CFTC or FTC will affect it in a way that materially differs from the way they affect other sellers of oil, natural gas, or NGLs with which the Company competes. For a general overview of federal, state and local regulations applicable to the Company’s assets, see the “Regulation” section included within Part I, Items 1 and 2.—Business and Properties of this annual report. This regulatory oversight can affect certain aspects of the Company’s business and the market for its products and could materially and adversely affect the Company’s financial position, results of operations and cash flows. Our future tax liability may be greater than expected if we are unable to fully utilize our net operating loss (“NOL”) carryforwards due to existing or additional limitations, we do not generate expected deductions, or tax authorities successfully challenge certain of our tax positions. As of December 31, 2025, we have deferred assets related to NOL carryforwards of $139.4 million, which do not expire under current tax laws. We expect to be able to utilize these NOL carryforwards and generate deductions to offset a portion of our future taxable income. This expectation is based upon assumptions we have made regarding, among other things, our income, capital expenditures and net working capital, and our ability to utilize our NOL carryforwards within the annual limitations imposed under Section 382 of the IRC of 1986, as amended. While we expect to be able to utilize substantially all of 17

Table of Contents Index to Financial Statements our NOL carryforwards and generate deductions to offset a portion of our future taxable income, in the event that deductions are not generated as expected, one or more of our tax positions are successfully challenged by the Internal Revenue Service (in a tax audit or otherwise), our NOL carryforwards are further limited due to a subsequent ownership change, or we are otherwise unable to fully utilize our NOL carryforwards within the annual limitations currently in effect, our future tax liability may be greater than expected. Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could adversely affect our operating results and cash flows. We are subject to various complex and evolving U.S. federal, state and local tax laws. U.S. federal, state and local tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, in each case, possibly with retroactive effect. Any significant variance in our interpretation of current tax laws or a successful challenge of one or more of our tax positions by the Internal Revenue Service or other tax authorities could increase our future tax liabilities and adversely affect our operating results and cash flows. Rate regulation, challenges by shippers to the rates the Company charges on its pipelines or changes in the jurisdictional characterization of some of the Company’s assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of its assets, which may cause its operating expenses to increase, limit the rates it charges for certain services and decrease the amount of cash flows. Natural gas and crude oil gathering may receive greater regulatory scrutiny at the federal and state level. Therefore, the Company’s natural gas and crude oil gathering operations could be adversely affected should they become subject to the application of federal or state regulation of rates and services. The Company’s gathering operations could also be subject to safety and operational regulations relating to the design, construction, testing, operation, replacement and maintenance of gathering facilities. Intrastate transportation of NGLs and crude oil may also receive greater regulatory scrutiny at the federal and state level. The Company’s intrastate NGL transportation services are subject to TRRC regulations and must be provided in a manner that is just, reasonable and non-discriminatory. Such operations could be subject to additional regulation if the NGLs and crude oil are transported in interstate or through foreign commerce, whether by the Company’s pipelines or other means of transportation. The Company cannot predict what effect, if any, such changes might have on its operations, but it could be required to incur additional capital expenditures and increased operating costs depending on future legislative and regulatory changes. The Company’s midstream and intrastate transportation and storage services that are regulated are generally subject to rate regulation and the regulation of the terms and conditions of service. If we do not comply with these regulations, we may be subject to claims for refunds of amounts charged, the modification, cancellation or suspension of a permit or other authorization, civil penalties and other relief. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. The Company cannot predict what effect, if any, such changes might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes. Federal and state legislative and regulatory initiatives relating to pipeline safety, which are often subject to change, may result in more stringent regulations or enforcement and could subject the Company to increased operational costs, increased capital costs and potential operational delays. Some of the Company’s pipelines are subject to regulation by the PHMSA pursuant to the Natural Gas Pipeline Safety Act of 1968 (“NGPSA”), with respect to natural gas, and the HLPSA, with respect to crude oil and NGLs. Both the NGPSA and the HLPSA were amended by the Pipeline Safety Act of 1992, the Accountable Pipeline Safety and Partnership Act of 1996, the PSIA, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, and the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011. The NGPSA and HLPSA regulate safety requirements in the design, construction, operation, and maintenance of natural gas, crude oil and NGL pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. crude oil, NGL and natural gas transmission pipelines in HCAs. PHMSA has developed regulations that require pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in HCAs. The regulations require operators, including the Company, to: • perform ongoing assessments of pipeline integrity; • identify and characterize applicable threats to pipeline segments that could impact an HCA; • improve data collection, integration and analysis; 18

Table of Contents Index to Financial Statements • repair and remediate pipelines as necessary; and • implement preventive and mitigating actions. PHMSA may revise these standards from time-to-time and additional future regulatory action expanding PHMSA’s jurisdiction and imposing stricter integrity management requirements is possible. The adoption of laws or regulations that apply more comprehensive or stringent safety standards could require the Company to install new or modified safety controls, pursue new capital projects or conduct maintenance programs on an accelerated basis, all of which could require the Company to incur increasing operating costs that may be significant. Further, should the Company fail to comply with PHMSA or comparable state regulations, it could be subject to substantial fines and penalties. Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil and natural gas production by the Company’s customers, which could reduce the throughput on its gathering and other midstream systems, which could adversely impact its revenues. The Company does not conduct hydraulic fracturing operations, but substantially all the saltwater, crude oil and natural gas production of its customers is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states and local governments, including those in which the Company operates, have adopted, and other states are considering adopting regulations that could impose more stringent disclosure or well construction requirements on hydraulic fracturing operations. In addition, several states and local governments have banned or significantly restricted hydraulic fracturing and, over the past several years, federal agencies such as the U.S. Environmental Protection Agency (“EPA”) have sought to assert jurisdiction over the process. While the EPA has previously sought to relax environmental regulation and reduce enforcement efforts, including with respect to energy developed from unconventional sources, environmental groups and states have filed lawsuits challenging the EPA’s recent actions. The Company cannot predict the results of these or future lawsuits, or how such lawsuits will affect the regulation of hydraulic fracturing operations. Certain environmental groups have also suggested that additional laws at the federal, state and local levels of government may be needed to more closely and uniformly regulate the hydraulic fracturing process. The Company cannot predict whether any such legislation will be enacted and if so, what its provisions will be. Governmental actions such as these could impact the oil and gas industry and the Company’s future potential growth in such areas. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through the Company’s gathering systems and decrease demand for its water services, which in turn could materially and adversely impact its revenues. In recent history, public concern surrounding increased seismicity has heightened focus on the oil and gas industry’s use of water in operations, which may cause increased costs, regulations or environmental initiatives impacting the use or disposal of water. The adoption of federal, state and local legislation and regulations intended to address induced seismicity in the areas in which the Company operates could restrict drilling and production activities and could result in increased costs and additional operating restrictions or delays, that could, in turn, materially and adversely impact the Company's business and results of operations. Adoption of new or more stringent legal standards relating to induced seismic activity associated with produced-water disposal could affect the Company’s operations. The Company disposes of produced water generated from oil and natural-gas production operations. The legal requirements related to the disposal of produced water into a non-producing geologic formation by means of underground injection wells are subject to change based on concerns of the public or governmental authorities, including concerns relating to recent seismic events near injection wells used for the disposal of produced water. In response to such concerns, regulators in some states (including Texas, where the Company’s produced water gathering and disposal assets are) have imposed, or are considering imposing, additional requirements in the permitting and operating of produced-water disposal wells or are otherwise investigating the existence of a relationship between seismicity and the use of such wells. These developments could result in additional regulation and restrictions on the Company’s use of injection wells to dispose of produced water, including a possible shut down of wells, which could materially and adversely affect its business, financial condition, and results of 19

Table of Contents Index to Financial Statements operations. The Company currently operates produced water injection wells injecting into shallow formations in Texas, where the Texas Railroad Commission has addressed seismic activity by establishing Seismic Response Areas, curtailing injected volumes and/or suspending certain permits for disposal wells injecting into deep strata. Furthermore, additional regulations and restrictions on the use of injection wells could indirectly result in reduced gas gathering and processing volumes and / or crude gathering volumes from the Company’s customers, which could materially and adversely affect its business, financial condition, and results of operations. The Company may incur significant liability under, or costs and expenditures to comply with, health, safety and environmental laws and regulations, which are complex and subject to frequent change. The Company is subject to various stringent and complex federal, state and local laws and regulations governing health and safety aspects of its operations, the discharge of materials into the environment and the protection of the environment and natural resources (including endangered or threatened species). These laws and regulations may impose on the Company’s operations numerous requirements, including the acquisition of permits, approvals and certificates before conducting regulated activities; restrictions on the types, quantities and concentration of materials that may be released into the environment; the application of specific health and safety criteria to protect the public or workers; and the responsibility for cleaning up pollution resulting from operations. Moreover, many of the permits required for the construction and operation of the Company’s assets may be subject to challenge by third parties, resulting in project delays or the imposition of stringent environmental controls as a precondition to issuing such permits. The Company may incur substantial costs to maintain compliance with these existing laws and regulations and the permits and other approvals thereunder. Additionally, the Company’s costs of compliance may increase or operational delays may occur if existing laws and regulations are revised or reinterpreted, or if new laws and regulations apply to its operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued thereunder, oftentimes requiring difficult and costly response actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties; the imposition of investigatory, remedial or corrective action obligations; the incurrence of capital expenditures, the occurrence of delays in the permitting, development or expansion of projects, and enjoining some or all of the Company’s future operations in a particular area. Compliance with more stringent standards and other environmental regulations could prohibit the Company’s ability to obtain permits for operations or require it to install additional equipment, the costs of which could be significant. The risk of incurring environmental costs and liabilities in connection with the Company’s operations is significant because of its handling of natural gas, crude and other petroleum products, its air emissions and product-related discharges arising out of its operations and as a result of historical industry practices and waste disposal practices. For example, an accidental release from one of the Company’s facilities could subject it to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury, natural resources and property damages and fines and penalties for related violations of environmental laws or regulations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly requirements could require the Company to make significant expenditures to attain and maintain compliance or may otherwise have a material adverse effect on its operations, competitive position or financial condition. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the oil and natural gas industry could continue, resulting in increased costs of doing business and, consequently, affecting profitability. Additionally, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and energy generation devices, could all reduce demand for oil and natural gas and consequently reduce demand for the midstream services the Company provides. The impact of this changing demand could materially and adversely affect the Company’s business, operations and cash flows. Legislation, executive orders and regulatory initiatives relating to climate change could have a material adverse effect on our business, demand for our services, financial condition, results of operations and cash flows, while potential physical effects of climate change could disrupt the Company’s operations, cause damage to its pipelines and other facilities and cause it to incur significant costs in preparing for or responding to those effects. The adoption and implementation of any federal, regional or state legislation, executive actions, regulations or other regulatory and policy initiatives that impose more stringent standards for GHG emissions, restrict the areas in which the oil and gas industry may produce crude oil and natural gas or generate GHG emissions, increase scrutiny of environmental permitting or delay such permitting reviews, or require enhanced disclosure of such GHG emission and other climate-related information, could result in reduced demand for crude oil and natural gas, and thus our services, as well as increase our compliance costs. 20

Table of Contents Index to Financial Statements Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions and climate change could impact our business, any such future laws and regulations could have a material adverse effect on our business, demand for our services, financial condition, results of operations and cash flows. In addition, it should be noted that there are increasing risks to the Company’s operations resulting from the potential physical impacts of climate change, such as drought, wildfires, damage to infrastructure and resources from flooding, storms and other natural disasters, chronic shifts in temperature and precipitation patterns and other physical disruptions. One or more of these developments could materially and adversely affect the Company’s business, financial condition and results of operations. Increased attention to sustainability-related matters and conservation measures may adversely impact the Company’s business. Increased attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary sustainability disclosures and consumer demand for alternative forms of energy may result in increased costs, reduced demand for the Company’s products, reduced profits, increased investigations and litigation and negative impacts on the Company’s access to capital markets. Increased attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against the Company or its customers. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to the Company’s causation of or contribution to the asserted damage, or to other mitigating factors. While the Company may participate in various voluntary frameworks and certification programs to improve the sustainability profile of its operations and services, the Company cannot guarantee that such participation or certification will have the intended results on its sustainability profile. While the Company may create and publish voluntary disclosures regarding goals, sustainability targets and other sustainability-related matters from time to time, many of the statements will be aspirational, based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith, and there is no guarantee that these goals or targets will be met within anticipated timelines. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single, uniformed approach to identifying, measuring, and reporting on many sustainability-related matters. The standards for tracking and reporting on sustainability-related matters are continuously evolving. Our choice of disclosure frameworks, designed to align with various voluntary reporting standards, may change from time to time, potentially resulting in a lack of comparative data from period to period. Furthermore, our interpretation of reporting standards may differ from that of others. In addition, failure or a perception of failure (whether or not valid) to pursue or implement sustainability strategies or achieve (or make progress against) sustainability goals or commitments could result in private litigation and damage to our reputation. In addition, sustainability efforts related to employment practices and social initiatives are the subject of scrutiny by stakeholders, regulators and other third parties, and the complex regulatory and legal frameworks applicable to such initiatives continue to evolve. There is also risk of criticism or litigation from certain “anti-ESG” stakeholders, including various governmental agencies, related to our sustainability and social responsibility initiatives. In light of the sustainability-linked features governing certain of our debt agreements, among other factors, we cannot be certain of the impact of such regulatory, legal and other developments on our business. Risks Related to Ownership of Our Common Stock Entities controlled by Blackstone and I Squared Capital are parties to the amended and restated stockholders agreement granting certain director designation rights and owning a majority of the Company’s outstanding voting shares and thus strongly influence all of the Company’s corporate actions. We and each of Blackstone and I Squared Capital are party to the amended and restated stockholders agreement, dated October 21, 2021 and effective as of February 22, 2022, which entitles each of Blackstone and I Squared Capital to, among other things, certain director designation rights for so long as each holder continues beneficially own at least 10% of our Common Stock. As long as Blackstone and I Squared Capital and their respective affiliates own or control a significant percentage of the Company’s outstanding voting power, they will have the ability to strongly influence all corporate actions, including stockholder approval of the election of and removal of directors. The interests of Blackstone or I Squared Capital may not align with the interests of the Company’s other stockholders. 21

Table of Contents Index to Financial Statements Potential future sales pursuant to registration rights granted by the Company and under Rule 144 may depress the market price for our shares of Class A Common Stock. The Company has granted a number of its stockholders, including Blackstone, registration rights with respect to their shares of Class A Common Stock, including shares of Class A Common Stock issuable upon redemption of Common Units. In addition, under Rule 144 under the Securities Act, a person who has satisfied a minimum holding period of between six months and one year and any other applicable requirements of Rule 144, may thereafter sell such shares in transactions exempt from registration. A significant number of our currently issued and outstanding shares of Class A Common Stock held by existing stockholders, including officers and directors and other principal stockholders are currently eligible for resale pursuant to and in accordance with the provisions of Rule 144. The potential future sale of our shares by our existing stockholders, pursuant to and in accordance with the provisions of Rule 144, may have a depressive effect on the price of our shares of Class A Common Stock in the applicable trading marketplace. The Company’s ability to return capital to stockholders through dividends and stock repurchases depends on its ability to generate sufficient cash flows, which it may not be able to accomplish. The Company’s ability to return capital to stockholders through dividends and stock repurchases principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things, income from the EMI Pipelines, which are accounted for using equity method, the volumes of natural gas and NGLs it gathers and processes, commodity prices, and other factors impacting the Company’s financial condition, some of which are beyond its control. In addition, under Delaware law, dividends on the Company’s capital stock may only be paid from “surplus,” which is the amount by which the fair value of the Company’s total assets exceeds the sum of its total liabilities, including contingent liabilities, and the amount of its capital; if there is no surplus, cash dividends on capital stock may only be paid from the Company’s net profits for the then-current and/or the preceding fiscal year. The Company’s charter designates the Court of Chancery as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or agents. The charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any derivative action or proceeding brought on the Company’s behalf; any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to it or its stockholders; any action asserting a claim against the Company or any of its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the charter or the Company’s bylaws; or any action asserting a claim against the Company or any of its directors, officers or other employees that is governed by the internal affairs doctrine. The above does not apply for such claims as to which the Court of Chancery determines that it does not have personal jurisdiction over an indispensable party, exclusive jurisdiction is vested in a court or forum other than the Court of Chancery or the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of, and consented to, the provisions of the Company’s charter described in the preceding sentence. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and such persons. Alternatively, if a court were to find these provisions of the Company’s charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition or results of operations. The Company’s charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, the charter provides that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. 22

Table of Contents Index to Financial Statements If the Company fails to maintain an effective system of internal controls, it may not be able to report accurately its financial results or prevent fraud. As a result, current and potential holders of the Company’s equity could lose confidence in its financial reporting, which would harm its business and cost of capital. Effective internal controls are necessary for the Company to provide reliable financial reports, prevent fraud, and operate successfully as a public company. The Company cannot be certain that it will be able to maintain adequate controls over its financial processes and reporting in the future, or that it will be able to continue to comply with its obligations under Section 404 of the Sarbanes- Oxley Act of 2002. Any failure to maintain effective internal controls or to implement or improve the Company’s internal controls could harm its operating results or cause it to fail to meet its reporting obligations. Ineffective internal controls could also cause investors to lose confidence in the Company’s reported financial information, which would likely have a negative effect on the trading price of its equity interests. If the performance of the Company does not meet the expectations of investors, stockholders or financial analysts, the market price of the Company’s securities may decline. The price of the Company’s securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control, and such fluctuations could contribute to the loss of all or part of a stockholder’s investment. Fluctuations or changes in the Company’s quarterly financial results, changes in or failure to meet market or financial analysts’ expectations about the Company, changes in laws and regulations, commencement, settlement or judgment involving litigation, changes in the Company’s capital structure and general economic and political conditions could materially and adversely affect a stockholder’s investment in the Company’s securities, and its securities may trade at prices significantly below the price paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline. Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of the Company’s operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and of the Company’s securities may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the Company’s stock price regardless of its business, prospects, financial conditions or results of operations. We cannot guarantee that our stock repurchase program will enhance long-term stockholder value. Our stock repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares. Further, our stock repurchase program may be accelerated, suspended, delayed or discontinued at any time. However, we do not expect to significantly increase the amount of stock repurchases until our gross debt is reduced below certain thresholds. Although the Company repurchased Class A Common Stock during 2025 and will continue to repurchase Class A Common Stock in accordance with the stock repurchase program, such program may not enhance long-term stockholder value. Furthermore, a 1% non-deductible U.S. federal excise tax (the “Stock Buyback Tax”) will apply to repurchases of stock made under our stock repurchase program. However, the amount of stock repurchases in the relevant taxable year subject to the Stock Buyback Tax is reduced by the fair market value of any stock issued by us during such taxable year, including the fair market value of any stock issued or provided to our employees or specified affiliates. General Risks Continuing or worsening inflationary issues and associated changes in monetary policy have resulted in and may result in additional increases to the cost of the Company’s services and personnel, which in turn cause the Company’s capital expenditures and operating costs to rise. Although inflation has moderated in 2025, with an annual average consumer price index (“CPI”) of 2.6% compared to that of 2.9% in 2024, the FOMC is attentive to its dual mandate and seeks to achieve maximum employment and inflation at the rate of 2.0% over the longer run. Moderated inflation has led to multiple interest rate cuts by the U.S. Federal Reserve starting in October 2025; however, the FOMC decided to hold interest rates steady at 3.50% - 3.75% during its January 2026 FOMC meeting and gave little indication of what will come next for interest rates. Inflation pressure has resulted in and may result in additional increases to the costs of the Company’s services and personnel, which in turn cause the Company’s capital expenditures and operating costs to rise and impact the Company’s financial and operating results adversely. 23

Table of Contents Index to Financial Statements Our business and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. Our business and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. For example, effective on June 4, 2025, the U.S. government imposed a 50% tariff on steel and aluminum imports except on imports from the U.K. Several tariff announcements have been followed by announcements of limited exemptions and temporary pauses. On February 20, 2026, the Supreme Court struck down the bulk of President Trump's sweeping tariffs, ruling that the administration overstepped its authority by using the International Emergency Economic Powers Act (IEEPA) to impose them. Hours after the ruling, President Trump signed an executive order for a new 10% global import duty using Section 122 of the Trade Act of 1974. These actions have caused substantial uncertainty and volatility in financial markets and may result in retaliatory measures on U.S. goods. Retaliatory measures might affect export of oil and gas products and have an adverse impact on domestic production and prices, which might affect our results of operations adversely. Our business requires access to steel and other materials to construct and maintain our pipelines and other midstream assets. Imposition of, or increase in, tariffs on imports of steel or other materials, as well as corresponding price increases for such materials available domestically, could increase our construction costs and our costs to maintain our assets. To the extent that we are unable to pass all or any such cost increases on to our customers, such cost increases could adversely affect our returns on investment. Higher material costs could also diminish our ability to develop new projects at acceptable returns, particularly during times of economic uncertainty, and limit our ability to pursue growth opportunities. Tariffs or other trade restrictions may lead to continuing uncertainty and volatility in U.S. and global financial and economic conditions and commodity markets, declining consumer confidence, significant inflation and diminished expectations for the economy, and ultimately reduced demand for our and our customers’ products and services. Such conditions could have a material adverse impact on our business, results of operations and cash flows. Also, disruptions and volatility in the financial markets may lead to adverse changes in the availability, terms and cost of capital. Changes in tariffs and trade restrictions can be announced with little or no advance notice. The adoption and expansion of tariffs or other trade restrictions, increasing trade tensions, or other changes in governmental policies related to taxes, tariffs, trade agreements or policies, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. If we are unable to navigate further changes in U.S. or international trade policy, it could have a material adverse impact on our business and results of operations. The Company’s operations could be disrupted by natural or human causes beyond its control. Kinetik operates in both urban areas and remote areas. The Company’s operations are therefore subject to disruption from natural or human causes beyond its control, including risks from hurricanes, severe storms, floods, heat waves, other forms of severe weather, wildfires, sea level rise, ambient temperature increases, war or other military conflicts such as the ongoing conflicts in Ukraine, Israel and the Gaza Strip, recent events in Venezuela, accidents, civil unrest, global political events, fires, earthquakes, and epidemic or pandemic diseases such as the COVID-19 pandemic, some of which may be impacted by climate change and any of which could result in suspension of operations or harm to people or the natural environment. Crude oil and natural gas related facilities could be direct targets of terrorist attacks, and the Company’s operations could be adversely impacted if infrastructure integral to its operations is destroyed or damaged. Additionally, destructive forms of protest or opposition by activists, including acts of sabotage or eco-terrorism could cause significant damage or injury to people, property, or the environment or lead to extended interruptions of our operations. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Furthermore, any regional or domestic political turmoil and the related potential impact on the U.S. stability remain factors that contribute to an environment of economic and political uncertainty that could adversely affect our results of operations and financial condition, including our revenue growth and profitability. The Company’s risk management systems are designed to assess potential physical and other risks to its operations and assets and to plan for their resiliency. While capital investment reviews and decisions incorporate potential ranges of physical risks such as winter storm severity and frequency, air and water temperature, precipitation, among other factors, it is difficult to predict with certainty the timing, frequency or severity of such events, any of which could have a material adverse effect on the company's results of operations or financial condition. 24

Table of Contents Index to Financial Statements Cybersecurity breaches of our IT systems could result in information theft, data corruption, operational disruption and/or financial loss. The oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain midstream activities. For example, software programs are used to manage gathering and transportation systems and for compliance reporting. The use of mobile communication devices has increased rapidly. Industrial control systems such as SCADA (supervisory control and data acquisition) now control large scale processes that can include multiple sites and long distances, such as crude oil and natural gas pipelines. The Company depends on digital technology, including information systems and related infrastructure as well as cloud applications and services, to process and record financial and operating data and to communicate with its employees and business service providers. The Company’s business service providers, including vendors and financial institutions, are also dependent on digital technology. The technologies needed to conduct midstream activities make certain information the target of theft or misappropriation. In addition, the Company has begun to incorporate certain algorithmic technologies into its business activities. As with many technological innovations, the use presents risks and challenges associated with developing, deploying and governing such technologies that could adversely impact the Company’s business. The legal and regulatory landscape surrounding certain advanced technologies, including the use of artificial intelligence “AI” is rapidly evolving and uncertain, and may expose the Company to additional compliance costs, cybersecurity risks, and lawsuits. The Company is evaluating solutions to assist its employees in business activities and developing appropriate controls and parameters, but certain third parties may incorporate AI tools into their services and deliverables without the Company’s knowledge or control. Any of the foregoing may result in harm to the Company’s business, financial condition or reputation. The Company’s technologies, systems, networks, and those of its business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of its business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. A cyber incident involving the Company’s information systems and related infrastructure, or that of its business service providers, could disrupt its business plans and negatively impact its operations. The Company’s implementation of various controls and processes, including globally incorporating a risk-based cyber security framework, to monitor and mitigate security threats and to increase security for its information, facilities and infrastructure is costly and labor intensive. Moreover, there can be no assurance that such measures will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities. Any such breakdowns or breaches, or resulting access, disclosure or other loss of information, could significantly disrupt the Company’s business and result in legal claims or proceedings, liability under laws that protect the privacy of personal information and damage to its reputation, any of which could materially and adversely affect its business, financial position, results of operations or cash flows. See additional information related to cybersecurity risks and how the Company manages such risk in Part I—Item 1C. Cybersecurity of this Annual Report. Changes in management’s estimates and assumptions may have a material impact on the Company’s Consolidated Financial Statements and financial or operational performance in any given period. In preparing the Company’s periodic reports under the Exchange Act, including its financial statements, Kinetik’s management is required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include revenue recognition, impairments to property, plant and equipment, accruals for estimated liabilities, including litigation reserves. Changes in estimates or assumptions or the information underlying the assumptions, such as changes in the Company’s business plans, general market conditions, litigation settlement or outcomes or changes in the Company’s outlook on commodity prices, could materially affect reported amounts of assets, liabilities or expenses. ITEM 1B. UNRESOLVED STAFF COMMENTS None. 25

Table of Contents Index to Financial Statements ITEM 1C. CYBERSECURITY Description of Processes for Assessing, Identifying, and Managing Cybersecurity Risks As a Company that manages midstream infrastructure for the energy sector, cybersecurity is of great concern to our organization, and we aim to protect our systems, networks and programs from digital attacks. We have endeavored to implement policies, standards, and technical controls based on external cybersecurity standards, such as National Institute of Standards and Technology (“NIST”) framework and ISO standards. Like others in our industry, we are reliant on the continuous and uninterrupted operation of our various technology systems. User access to our sites and information technology systems are important elements of our operations, as is protection against cybersecurity incidents. In the ordinary course of our business, we collect and store data in our data centers and on our networks, including proprietary business information, critical operating information, among other types of sensitive information. In addition, the information and operational technology infrastructure we use is important to the operation of our business and to our ability to perform day-to-day operations. We use various processes and tools, including third-party cybersecurity tools and technologies, to aid us in seeking to secure and protect our network perimeter and internal systems from unauthorized access, intrusion, or disruption, including those processes described below. Cybersecurity is integrated into our risk management framework and the Company has established IT policies supported by underlying processes to execute and meet the Company’s risk management objectives. Risk Assessment: We conduct assessments across our systems, networks, and data infrastructure to identify, assess and manage potential and material cybersecurity threats and vulnerabilities. These assessments include penetration testing, vulnerability scans, cybersecurity audits, incident response planning, vendor risk assessments, and regulatory compliance assessments. Feedback from these assessments is incorporated into our systems and procedures through upgrades intended to further improve our cybersecurity posture. Incident Identification and Response: The Company has established a cybersecurity incident management policy to facilitate the Company’s management of cybersecurity incidents. Monitoring and detection systems have been implemented to help identify and remediate cybersecurity threats. All potential security events and/or confirmed security incidents, as appropriate, are reported and logged into the Company’s authorized incident management systems. The Company’s incident response team (“IRT”), along with the third-party security system providers, aims to review, analyze, categorize and take action on reported security events. We also have an Incident Response Plan that is designed to be triggered if a security event is identified as a security incident. Consideration shall also be given to individually immaterial incidents that occur as part of a series of related unauthorized occurrences and are material when considered in the aggregate. Furthermore, the Company has established processes for communicating an incident that is determined material, based on the Company’s materiality assessment, to the Audit Committee. This process is designed to help implement a containment strategy and to comply with applicable regulations. The Company’s Incident Response Plan focuses on the following goals: reduction of damage due to a security incident; identifying potential opportunities for eradication; identifying potential recovery strategies; establishing lesson learned analyses; and identifying mitigation strategies designed to decrease the likelihood of security incident reoccurrence. Cybersecurity Training and Awareness: At Kinetik, we believe that the recognition and reporting of cybersecurity threats by every employee and contractor plays a key role in protecting and securing our network. We conduct mandatory annual training for our employees and contractors on security awareness, using a library of cybersecurity training modules. We also deploy quarterly simulated phishing emails to all system users in an effort to gauge their cybersecurity awareness. Access Controls: Users are provided with access consistent with the principle of least privilege, which requires that users be given no more access than necessary to complete their job functions. To keep our network secure, we have multifactor authentication (MFA) 26

Table of Contents Index to Financial Statements for all users, a password change policy, separation of duties in accounting systems, controlled access to network drives, endpoint protection, email security, mobile device management, device encryption, and ongoing active monitoring of threats. We have implemented devices designed to control third-party access to our plant systems and also provide 24/7 monitoring of our infrastructure. As part of our strategy, we continue to work with industry leading vendors to conduct our internal network, cloud environment, and external pen testing, all of which are critical as we work to protect our hybrid environment. We recognize that third-party service providers may introduce cybersecurity risks. In an effort to mitigate these risks, we have established a third-party risk management policy that requires third-party service providers to maintain security requirements and levels of services as part of their service delivery. Before engaging with any third-party service provider, we aim to conduct due diligence to evaluate their cybersecurity capabilities. Additionally, we endeavor to include cybersecurity requirements in our contracts with these providers and endeavor to require them to adhere to specific security standards and protocols. The Board’s Oversight and Management’s Role Our Board has delegated the responsibility for overseeing cybersecurity risk to our Audit Committee. Our Audit Committee oversees management’s assessment and management of cybersecurity risk. Our Senior IT Director, who reports to our Executive Vice President, Chief Administrative and Accounting Officer, leads the Information Technology team, is a member of our management-level Cybersecurity Governance Committee and management-level Cybersecurity Risk Committee and manages our information technology and cybersecurity function. Through the Company’s ERM program, our Cybersecurity Governance Committee and Cybersecurity Risk Committee oversee the Company’s cybersecurity initiatives. The Cybersecurity Governance Committee is responsible for monitoring, reviewing and reporting to the Audit Committee on cyber incident response. The Cybersecurity Risk Committee is responsible for communication of security incidents to organizational stakeholders. As part of our efforts to facilitate effective oversight, the Cybersecurity Governance Committee and the Cybersecurity Risk Committee hold discussions on cybersecurity risks, incident trends, and the effectiveness of cybersecurity measures at least quarterly and more frequently as necessitated by emerging material cyber risks or incidents. Further, to communicate our system health, performance, metrics, and roadmap, the Information Technology team delivers a quarterly update to the Audit Committee, as well as the Cybersecurity Governance Committee and Cybersecurity Risk Committee, to discuss cybersecurity matters such as the effectiveness of our cybersecurity strategy and ensuring alignment with our business objectives. A Cybersecurity Dashboard is used to share metrics and matters needing Board attention in Audit Committee meetings. The Cybersecurity Dashboard also includes commentaries on risk exposure and materiality, if any, as they relate to cybersecurity. Our Senior IT Director brings more than 16 years of specialized experience in the oil and gas industry, with deep expertise in infrastructure and cybersecurity. He has over eight years of proven IT leadership, where he has successfully spearheaded major digital transformation programs, accelerated cloud adoption strategies, elevated cybersecurity maturity, and managed complex, large-scale system implementations and integrations. He holds a Bachelor of Science in Computer Information Systems from the University of Houston. Our dedicated IT team is responsible for ensuring compliance with relevant cybersecurity standards, establishing robust protocols, and safeguarding the integrity, confidentiality, and availability of the organization's IT infrastructure. Collectively, the team possesses over 40 years of IT experience, including more than 20 years focused specifically on cybersecurity. The IT team is also responsible for ensuring the entire Kinetik workforce receives annual training to stay on top of cybersecurity risks facing our industry today. Disclosures As of the date of this report, though the Company and our service providers have experienced certain cybersecurity incidents, we are not aware of any cybersecurity threats, including those resulting from any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. However, we acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remain. Despite the implementation of our cybersecurity processes, our security measures cannot guarantee that a significant cyberattack will not occur. See “Risk Factors” in Part I—Item 1A of this Annual Report for additional information about the risks to our business associated with a breach or other compromise to our information and operational technology systems. 27

Table of Contents Index to Financial Statements ITEM 3. LEGAL PROCEEDINGS For further information regarding legal proceedings, see Note 17—Commitments and Contingencies in the Notes to Consolidated Financial Statements set forth in Part IV, Item 15 of this Annual Report. 28

Table of Contents Index to Financial Statements PART II ITEM 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information The Company’s Class A Common Stock is traded on the NYSE under the symbol “KNTK”. On February 20, 2026, the Class A Common Stock had a closing price of $45.56. Holders On February 20, 2026, there were 138 holders of record of the Company’s Class A Common Stock and eight holders of record of the Company’s Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”). Dividends Holders of the Company’s Class A Common Stock are entitled to receive cash dividends when declared by the Company’s Board out of legally available funds. The Board intends to continue the policy of paying quarterly cash dividends; however, future dividend payments will depend upon our level of earnings, capital expenditure requirements, debt obligations, financial condition and other relevant factors. Recent Sales of Unregistered Securities None. Purchase of Equity Securities by the Issuer and Affiliated Purchasers The following table sets forth information with respect to repurchases made by the Company of its Class A Common Stock in the open market or in privately negotiated transactions under the $500.0 million Repurchase Program during the fourth quarter of 2025: Period Total Number of Shares Purchased Average Price per Share Total Number of Shares Purchased as Part of Publicly Announced Plan Maximum number (or approximate dollar value) of Shares that May Yet be Purchased under the Plans (in thousands) October 1 to October 31, 2025 91,252  $ 37.82  91,252  $ 318,238  November 1 to November 30, 2025 —  $ —  —  $ 318,238  December 1 to December 31, 2025 —  $ —  —  $ 318,238  (1) In February 2023, our Board approved the Stock Repurchase Program (“Repurchase Program”) for the repurchase of up to $100.0 million of our outstanding Class A Common Stock. In May 2025, our Board approved a $400.0 million increase to the previously announced Repurchase Program, pursuant to which we are authorized to repurchase the Company’s Class A Common Stock for an aggregate purchase price of up to $500.0 million. Repurchases may be made at management’s discretion from time to time, in accordance with applicable securities laws, on the open market or through privately negotiated transactions and may be made pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act. (2) Average price paid per share includes commission to repurchase shares. (1) (2) (1) (1) 29

Table of Contents
Index to Financial Statements

Performance Graph

The graph and table below compares the Company's cumulative return to holders of its Common Stock, the NASDAQ Composite Index, the NYSE Composite Index and the Alerian U.S. Midstream Energy Index during the period beginning on December 31, 2020 and ending on December 31, 2025. The NASDAQ Composite Index was included here as the Company's Class A Common Stock was traded on NASDAQ prior to switching to NYSE in October 2022. In accordance with SEC rules, the performance graph presents both the indices used in the previous year and the newly selected index. The performance graph was prepared based on the following assumptions: (i) $100 was invested in our Class A Common Stock and in each of the indices at the beginning of the period, and (ii) dividends were reinvested on the relevant payment dates. The stock price performance included in this graph is historical and not necessarily indicative of future stock price performance.

COMPARISON CUMULATIVE TOTAL RETURN[1][2]

Among Kinetik Holdings Inc., the NYSE Composite Index, the NASDAQ Composite Index and the Alerian US Midstream Energy Index


$340
$320
$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
12/31/2025
Kinetik Holdings Inc
NASDAQ Composite Index
NYSE Composite Index
Alerian US Midstream Energy Index

1) The performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act except to the extent that we specifically request it be treated as soliciting material or specifically incorporate it by reference.

2) $100 invested on 12/31/2020 in index, including reinvestment of dividends.

	December 31,					
	2020	2021	2022	2023	2024	2025
Kinetik Holdings Inc	$ 100.00	$ 142.60	$ 163.84	$ 165.43	$ 302.91	$ 206.14
NYSE Composite Index	100.00	122.18	82.43	119.22	154.48	187.14
NASDAQ Composite Index	100.00	120.68	109.39	124.46	144.12	169.62
Alerian US Midstream Energy Index	100.00	145.02	187.88	223.87	337.47	346.67

ITEM 6. [RESERVED]

30

Table of Contents Index to Financial Statements ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion and analysis should be read together with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements set forth in Part IV, Item 15 of this Annual Report, and the risk factors and related information set forth in Part I, Item 1A and Part II, Item 7A of this Annual Report. This section of this Annual Report generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are omitted in this Annual Report are incorporated by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 3, 2025. Unless otherwise noted or the context requires otherwise, references herein to Kinetik Holdings Inc., “the Company”, “us”, “our”, “we” or similar terms, with respect to time periods prior to February 22, 2022, include BCP and its consolidated subsidiaries and do not include ALTM and its consolidated subsidiaries, while references herein to Kinetik Holdings Inc.,“the Company”, “us”, “our”, “we” or similar terms, with respect to time periods from and after February 22, 2022, include ALTM and its consolidated subsidiaries. Overview We are an integrated midstream energy company in the Permian Basin providing comprehensive gathering, transportation, compression, processing and treating services. Our core capabilities include a variety of service offerings including natural gas gathering, transportation, compression, treating and processing; NGLs stabilization and transportation; produced water gathering and disposal; and crude oil gathering, stabilization, storage and transportation. Our operations are strategically located in the heart of the Delaware Basin. Our Operations and Segments We have two reportable segments with revenue streams from various products and services. The Midstream Logistics segment operates under three revenue streams, 1) gas gathering and processing, 2) crude oil gathering, stabilization and storage services and 3) produced water gathering and disposal. The Pipeline Transportation segment consists of two EMI Pipelines originating in the Permian Basin with various access points to the U.S. Gulf Coast and Mexico markets, as well as Kinetik NGL and Delaware Link Pipelines. The pipelines transport natural gas and NGLs within the Permian Basin and to the U.S. Gulf Coast. Midstream Logistics Gas Gathering and Processing. The Midstream Logistics segment provides gas gathering and processing services with over 4,200 miles of low and high-pressure steel pipeline located throughout the Delaware Basin, and over 825,000 horsepower of compression capacity. Gas processing assets are centralized at eight processing complexes with total cryogenic processing capacity of over 2.4 Bcf/d. In addition, the Midstream Logistics segment provides system-wide amine treating and 6.5 MMcf/d of acid gas injection capacity. Crude Oil Gathering, Stabilization and Storage Services. Crude gathering assets are centralized at the Caprock Stampede Terminal and the Pinnacle Sierra Grande Terminal. The system includes approximately 280 miles of gathering pipeline and 90,000 barrels of crude storage. The crude facilities have connections for takeaway transportation into certain facilities operated by Plains All American Pipeline, L.P. 31

Table of Contents Index to Financial Statements Water Gathering and Disposal. The system includes approximately 370 miles of gathering pipeline and approximately 580,000 barrels per day of permitted disposal capacity. Pipeline Transportation EMI Pipelines. The Company owns the following equity interests in two EMI Pipelines in the Permian Basin with access to various points along the U.S. Gulf Coast and Mexico markets: 1) an approximate 55.5% equity interest in PHP, which is also owned and operated by Kinder Morgan; and 2) 33.0% equity interest in Shin Oak, which is owned by Breviloba, LLC, and operated by Enterprise Products Operating LLC. Kinetik NGL Pipeline System. The Kinetik NGL Pipeline System consists of approximately 96 miles of NGL pipelines connecting our East Toyah and Pecos complexes to Waha, including our 20-inch Dewpoint pipeline that spans over 40 miles, and our 28 mile, 20-inch Brandywine Pipeline connecting to our Diamond Cryogenic complex. The Kinetik NGL Pipeline System has a capacity of approximately 580 MBbl/d. Delaware Link Pipeline. The Delaware Link Pipeline consists of approximately 40 miles of 30-inch diameter pipeline with an initial capacity of approximately 1.0 Bcf/d that provides additional transportation capacity to Waha. ECCC Pipeline. The ECCC Pipeline is under construction, which provides connection from Eddy County, New Mexico to Culberson County, Texas, and approximately 150 MMcfp/d of initial rich gas throughput capacity. The ECCC Pipeline is estimated to be in-service during the second quarter of 2026. Recent Developments Barilla Draw Acquisition On January 14, 2025, the Company completed the previously announced bolt-on acquisition with Permian Resources Corporation, who directly owned all of the issued and outstanding membership interests of Permian Gathering and Barilla Draw, to acquire all issued and outstanding membership interests of Permian Gathering and Barilla Draw (the “Barilla Draw Acquisition”) for $175.5 million of cash consideration. The Barilla Draw Acquisition provides a multi-stream opportunity for natural gas gathering, compression and processing, as well as crude gathering services for the Company. Refer to Note 3—Business Combinations in the Notes to the Consolidated Financial Statements in this Annual Report for more information. Kings Landing Processing Complex The Company achieved full commercial in-service at Kings Landing in late September 2025. This new processing complex in Eddy County, New Mexico adds over 200 MMcf/d of gas processing capacity. In addition, the Company reached final investment decision in the third quarter 2025 to its Acid Gas Injection (“AGI”) project at Kings Landing. The project will enable the Company to handle elevated levels of H₂S and CO₂ across all three Delaware North processing complexes. The project is expected to be in-service by year end 2026. EPIC Sale On October 31, 2025, the Company consummated the EPIC Sale and received $504.2 million of upfront cash consideration in exchange for its entire 27.5% interest in EPIC. The Company recognized a net gain of $415.4 million for the year ended December 31, 2025 in relation to this transaction. In addition, the Company can receive approximately $96.0 million attributable to an earnout, payable upon the approval by the board of directors of the general partner of EPIC of one or more capital projects that achieve certain capacity expansion criteria. Financing Activities On March 14, 2025, the Company completed an additional private placement of $250.0 million aggregate principal amount of 6.625% Sustainability-Linked Senior Notes due 2028 (the “New 2028 Notes”) at 101.25% of par. The New 2028 Notes were issued as additional notes under the indenture dated as of December 6, 2023, as may be supplemented from time to time (the “Indenture”), pursuant to which the Partnership has previously issued $800.0 million aggregate principal amount of 6.625% Sustainability-Linked Senior Notes due 2028 (the “Existing Notes” and together with the New 2028 Notes, the “2028 Notes”). 32

Table of Contents Index to Financial Statements On April 1, 2025, the Partnership entered into an amendment to its accounts receivable securitization facility dated April 2, 2024 (as amended, the “Amended A/R Facility”) to, among other things, increase the facility limit to $250.0 million and extend the scheduled termination date to March 31, 2026. The Partnership expects to renew the facility upon its termination. On May 30, 2025, the Partnership entered into a term loan credit agreement, which provides a $1.15 billion senior unsecured credit facility maturing on May 30, 2028 (the “Term Loan Credit Agreement”). On May 30, 2025, the Partnership entered into a revolving credit agreement that provides a $1.60 billion senior unsecured revolving credit facility, which includes a $200.0 million sublimit for the issuance of letters of credit, and a $300.0 million sublimit for swingline loans (the “Revolving Credit Agreement”). All borrowing under this revolving credit facility will mature on May 30, 2030, unless such maturity date is adjusted in accordance with the Revolving Credit Agreement. On May 30, 2025, in connection with entry into the Term Loan Credit Agreement and the Revolving Credit Agreement, the Company repaid all outstanding borrowings under and extinguished (1) the 2022 term loan credit agreement, dated June 8, 2022 (the “2022 Term Loan Credit Agreement”) and (2) the 2022 revolving credit agreement, dated June 8, 2022 (the “2022 Revolving Credit Agreement”). The Company recorded a loss on debt extinguishment of $0.6 million for the extinguishment of these existing credit facilities. Factors Affecting Our Business Commodity Price Volatility There has been, and we believe there will continue to be, volatility in commodity prices and in the relationships among NGLs, crude oil and natural gas prices. As a result of uncertainty around global commodity supply and demand, global geopolitical conflicts, foreign and domestic trade policies implemented by the Trump Administration and responses thereto, and recent action by OPEC+, global oil and natural gas commodity prices continue to remain volatile. The volatility and uncertainty of natural gas, crude oil and NGL prices impact drilling, completion and other investment decisions by producers and ultimately supply to our systems. In addition, the instability of the international political environment and human and economic hardship resulting from the armed conflicts would have a highly uncertain impact on the U.S. economy, which in turn, might affect our business and operations adversely. Moreover, the impact of tariffs imposed by the Trump Administration and foreign governments is highly uncertain. Our product sales revenue is exposed to commodity price fluctuations. Therefore, commodity price decline and sustained periods of low natural gas, NGL, and condensate prices could have an adverse effect on our product revenue stream. The Company continues to monitor commodity prices closely and may enter into commodity price hedges to mitigate the volatility risk. In addition, the Company, when economically appropriate, enters into fee-based and NGL arbitrage arrangements that insulate the Company from commodity price volatility. In addition, our business requires access to steel and other materials to construct and maintain our pipelines and other midstream assets. Imposition of, or increase in, tariffs on imports of steel or other materials, as well as corresponding price increases for such materials available domestically, could increase our construction costs and our costs to maintain our assets. The Company continues to monitor costs of materials used for capital expenditure and considers budget-to-actual and forecast-to-actual variances on a monthly basis to mitigate volatility risk. See Part I, Item 1A. Risk Factors for additional discussion. Inflation and Interest Rates The annual rate of inflation in the United States was 2.4% in January 2026 as measured by the Consumer Price Index. In light of the recent economic activity and labor market conditions, the FOMC decided to maintain the target range for the federal funds rate to 3.50% - 3.75 % during its meeting in January 2026. During the meeting, the FOMC noted that the economic activity has been expanding at a solid pace; job gains have remained low and the unemployment rate has shown some signs of stabilization, and inflation has remained somewhat elevated. The FOMC also noted that it remains attentive to the risks to both sides of its dual mandate and seeks to achieve maximum employment and inflation at the rate of 2.00%. The Company will continue to monitor the FOMC’s monetary policy and interest rate movement. Refer to Note 13—Derivatives and Hedging Activities in the Notes to Consolidated Financial Statements in this Annual Report for additional discussion regarding our hedging strategies and objectives for interest rate risk. 33

Table of Contents
Index to Financial Statements

Results of Operations

The following table presents the Company's results of operations for the periods presented:

	Year Ended December 31,		
	2025	2024	% Change
	(In thousands, except percentages)		
Operating revenues:			
Service revenue	$ 445,496	$ 408,000	9 %
Product revenue	1,307,228	1,062,986	23 %
Other revenue	11,665	11,943	(2)%
Total operating revenues	1,764,389	1,482,929	19 %
Operating costs and expenses:			
Cost of sales (excluding depreciation and amortization expenses)[1]	785,948	620,618	27 %
Operating expenses	271,402	195,970	38 %
Ad valorem taxes	28,851	24,714	17 %
General and administrative expenses	130,616	134,157	(3)%
Depreciation and amortization expenses	382,645	324,197	18 %
Loss on disposal of assets, net	8	4,040	(100)%
Total operating costs and expenses	1,599,470	1,303,696	23 %
Operating income	164,919	179,233	(8)%
Other income (expense):			
Interest and other income	3,983	2,802	42 %
Loss on debt extinguishment	(635)	(525)	21 %
Gain on sale of equity method investment	415,409	89,802	NM
Interest expense	(233,371)	(217,235)	7 %
Equity in earnings of unconsolidated affiliates	226,351	213,191	6 %
Total other income, net	411,737	88,035	NM
Income before income taxes	576,656	267,268	116 %
Income tax expense	50,728	23,035	120 %
Net income including noncontrolling interest	$ 525,928	$ 244,233	115 %

1) Cost of sales (excluding depreciation and amortization expenses) is net of gas service revenues totaling $315.6 million and $219.7 million for the years ended December 31, 2025 and 2024, respectively, for certain volumes where we act as principal.

NM - Not meaningful

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

For the year ended December 31, 2025, revenue increased by $0.28 billion, or 19%, to $1.76 billion, compared to $1.48 billion for the same period in 2024. The increase was primarily driven by higher period-over-period product revenue due to increased NGL and condensate volumes sold and increased natural gas residue prices.

Service revenue

Service revenue consists of service fees paid to the Company by its customers for providing comprehensive gathering, treating, processing and water disposal services necessary to bring natural gas, NGLs and crude oil to market. Service revenue for the year ended December 31, 2025, increased by $37.5 million, or 9%, to $445.5 million, compared to $408.0 million for the same period in 2024. The increase was primarily driven by higher period-over-period gas gathering fees of $29.0 million, and higher period-over-period crude gathering fees of $8.7 million, which was driven by a period-over-period increase in gathered crude volumes of 21.3 million Bbls per day, or 55%. Period-over-period total gathered and processed gas volumes increased by 325.8 MMcf per day, or 17% and 172.6 MMcf per day, or 11%, respectively. Of the increase, Durango's operations accounted for 146.9 MMcf per day and 142.5 MMcf per day of gathered and processed gas volumes, respectively. Over 97% of service revenues are included in the Midstream Logistics segment.

34

Table of Contents Index to Financial Statements Product revenue Product revenue consists of commodity sales (including condensate, natural gas residue and NGLs). Product revenue for the year ended December 31, 2025, increased by $0.24 billion, or 23%, to $1.31 billion, compared to $1.06 billion for the same period in 2024, primarily due to a period-over-period increase in NGL and condensate volumes sold of 17.0 million barrels, or 41%, and a period-over-period increase in natural gas prices of $0.43 per MMBtu, or 33%, partially offset by a decrease in natural gas residue sales volumes of 9.8 million MMBtu, or 16%, and decreases in NGL and condensate prices of $2.87 per barrel, or 13% and $11.86 per barrel, or 16%, respectively. Product revenues are included entirely in the Midstream Logistics segment. Operating Costs and Expenses Costs of sales (excluding depreciation and amortization expenses) Cost of sales (excluding depreciation and amortization expenses) primarily consists of purchases of NGLs and natural gas from our producers at contracted market prices to support product sales to other third parties. For the year ended December 31, 2025, cost of sales increased by $165.3 million, or 27%, to $785.9 million, compared to $620.6 million for the same period in 2024. As discussed above, the increase was primarily driven by period-over-period increases in NGL and condensate volumes sold and natural gas prices, slightly offset by decreases in natural gas sales volumes and NGL and condensate prices. More than 99% of the cost of sales (excluding depreciation and amortization expenses) are included in the Midstream Logistics segment. Operating expenses Operating expenses increased by $75.4 million, or 38%, to $271.4 million for the year ended December 31, 2025, compared to $196.0 million for the same period in 2024. Of the total increase, $29.9 million was driven by Durango’s full 12 months of operations, and $23.7 million was driven by Barilla Draw operations acquired in January 2025. The remaining increase was primarily driven by increases in utility costs totaling $20.5 million. Over 99% of operating expenses are included in the Midstream Logistics segment. Depreciation and amortization expenses Depreciation and amortization expense increased by $58.4 million, or 18% to $382.6 million for the year ended December 31, 2025, compared to $324.2 million for the same period in 2024. Of the total increase, $32.8 million was driven by the Durango Acquisition that was completed during late June 2024, and $9.9 million was driven by assets placed into service from Barilla Draw operations acquired in January 2025. The remaining increase was driven by other assets placed in service during 2025. Other Income (Expense) Gain on sale of equity method investment Gain on sale of equity method investment increased by $325.6 million, or over 300% to $415.4 million for the year ended December 31, 2025, compared to $89.8 million for the same period in 2024. The increase was related to the higher gain realized on the EPIC Sale consummated in the fourth quarter of 2025, compared to the gain realized on the GCX sale during the second quarter of 2024. Interest expense Interest expense increased by $16.1 million, or 7%, to $233.4 million for the year ended December 31, 2025, compared to $217.2 million for the same period in 2024. The increase in interest expense was primarily driven by a decrease in net realized and unrealized gains on interest rate swaps totaling $12.3 million and an increase in interest expenses of $10.0 million due to higher outstanding debt balances. The increase was partially offset by an increase in capitalized interest of $6.2 million, mainly related to the Kings Landing Project. Refer to Note—12 Derivatives and Hedging Activities in the Notes to Condensed Consolidated Financial Statements regarding the Company’s strategy in managing interest rate risk. Income Taxes Expense Income tax expense increased by $27.7 million, or 120% to $50.7 million for the year ended December 31, 2025, compared to $23.0 million for the same period in 2024. The increase was primarily due to the increase in income before income taxes of $309.4 million for the year ended December 31, 2025 compared to the same period in 2024. 35

Table of Contents Index to Financial Statements Key Performance Metrics Adjusted EBITDA Adjusted EBITDA is defined as net income including noncontrolling interest adjusted for interest, taxes, depreciation and amortization, gain or loss on disposal of assets and debt extinguishment, the proportionate EBITDA from our EMI Pipelines, equity income and gain from sale of investments recorded using the equity method, share-based compensation expense, noncash increases and decreases related to commodity hedging activities, fair value adjustments to contingent liabilities, integration and transaction costs, litigation costs and extraordinary losses and unusual or non- recurring charges. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. We believe that Adjusted EBITDA provides a meaningful understanding of certain aspects of earnings before the impact of investing and financing charges and income taxes. Adjusted EBITDA is useful to an investor in evaluating our performance because this measure: • Is widely used by analysts, investors and competitors to measure a company’s operating performance; • Is a financial measurement that is used by rating agencies, lenders, and other parties to evaluate our creditworthiness; and • Is used by our management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting. Adjusted EBITDA is not defined in GAAP The GAAP measure used by the Company that is most directly comparable to Adjusted EBITDA is net income including noncontrolling interests. Adjusted EBITDA should not be considered as an alternative to the GAAP measure of net income including noncontrolling interest or any other measure of financial performance presented in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income including noncontrolling interest. Adjusted EBITDA should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The Company’s definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies in the industry, thereby diminishing its utility. Reconciliation of non-GAAP financial measure Company management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measure, understanding the differences between Adjusted EBITDA as compared to net income including noncontrolling interest, and incorporating this knowledge into its decision-making processes. Management believes that investors benefit from having access to the same financial measure that the Company uses in evaluating operating results. 36

Table of Contents
Index to Financial Statements

The following table presents a reconciliation of the GAAP financial measure of net income including noncontrolling interest to the non-GAAP financial measure of Adjusted EBITDA.

	For The Year Ended December 31, 2025	For The Year Ended December 31, 2024	% Change
	(In thousands, except percentage)		
Reconciliation of net income including noncontrolling interest to Adjusted EBITDA			
Net income including noncontrolling interest	$ 525,928	$ 244,233	115 %
Add back:			
Interest expense	233,371	217,235	7 %
Income tax expense	50,728	23,035	120 %
Depreciation and amortization expenses	382,645	324,197	18 %
Amortization of contract costs	6,794	6,621	3 %
Proportionate EMI EBITDA	339,448	346,666	(2)%
Share-based compensation	62,617	76,536	(18)%
Loss on disposal of assets, net	8	4,040	(100)%
Loss on debt extinguishment	635	525	21 %
Unrealized (gain) loss on derivatives	(18,871)	10,788	NM
Contingent liabilities fair value adjustment	5,190	200	NM
Integration costs	14,958	5,826	157 %
Acquisition transaction costs	275	4,096	(93)%
Litigation costs	19,708	6,074	NM
Other one-time cost and amortization	7,540	6,027	25 %
Deduct:			
Other interest income	1,510	1,988	(24)%
Gain on sale of equity method investment	415,409	89,802	NM
Equity income from unconsolidated affiliates	226,351	213,191	6 %
Adjusted EBITDA	$ 987,704	$ 971,118	2 %

NM - Not meaningful

Adjusted EBITDA increased by $16.6 million, or 2% to $987.7 million for the year ended December 31, 2025, compared to $971.1 million for the same period in 2024. As discussed in the *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations* to this Annual Report, $281.5 million of the increase was due to increased total operating revenues, partially offset by increased cost of sales (excluding depreciation and amortization expenses) of $165.3 million and an increase in operating expenses, ad valorem taxes and general and administrative expenses totaling $76.0 million. The increase was also offset by (i) lower proportionate EMI EBITDA of $7.2 million primarily due to the sale of the Company's equity interests in GCX in June 2024 and EPIC in October 2025; (ii) a decrease in non-cash or unusual or one time items totaling $18.0 million, which was mainly driven by a decrease in share-based compensation of $13.9 million primarily due to a decrease of RSUs granted during 2025 and vesting of Class A shares and RSUs in the first quarter 2025, and a decrease in unrealized gain/loss in commodity hedging activities of $29.7 million, partially offset by an increase in integration, transaction, litigation costs and other one-time costs or amortization costs of $20.5 million, primarily related to the Durango and Barilla Draw acquisitions, and higher fair value adjustments to the contingent liability related to the Kings Landing Earnout of $5.0 million.

Segment Adjusted EBITDA

Segment Adjusted EBITDA is defined as segment net income or loss including noncontrolling interest adjusted for interest, taxes, depreciation and amortization, gain or loss on disposal of assets and debt extinguishment, the proportionate EBITDA from our EMI Pipelines, equity income and gain from sale of investments recorded using the equity method, share-based compensation expense, noncash increases and decreases related to commodity hedging activities, integration and transaction costs and extraordinary losses and unusual or non-recurring charges. The following table presents Segment Adjusted EBITDA for the years ended December 31, 2025 and 2024. Also refer to *Note 19—Segments* in the Notes to our Consolidated Financial Statements in this Annual Report for reconciliation of segment adjusted EBITDA to Income before income taxes.

37

Table of Contents
Index to Financial Statements

	For The Year Ended December 31,		
	2025	2024	% Change
	(In thousands, except percentage)		
Midstream Logistics	$ 635,845	$ 614,883	3 %
Pipeline Transportation	370,134	377,550	(2)%
Corporate and Other[1]	(18,275)	(21,315)	(14)%
Total segment adjusted EBITDA	$ 987,704	$ 971,118	2 %

1) Corporate and Other represents those results that: (i) are not specifically attributable to a reportable segment; (ii) are not individually reportable; or (iii) have not been allocated to a reportable segment for the purpose of evaluating their performance, including certain general and administrative expense items.

Midstream Logistics segment adjusted EBITDA increased by $21.0 million, or 3%, to $635.8 million for the year ended December 31, 2025, compared to $614.9 million for the same period in 2024. The increase was primarily due to the increased total operating revenue of $281.3 million, or 19%, partially offset by increases in cost of sales (excluding depreciation and amortization expenses) of $165.0 million, or 27%, and operating expense and ad valorem taxes of $79.8 million or 37%. The reasons for the fluctuations are discussed in the *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations* to this Annual Report. The increase was also driven by an increase in non-cash or unusual or one time items related to integration costs of $11.1 million related to the Durango and Barilla Draw Acquisitions and a $5.0 million higher fair value adjustment related to the contingent liability for the Kings Landing Earnout, partially offset by a decrease in unrealized gain/loss in commodity hedging activities of $29.7 million.

Pipeline Transportation segment adjusted EBITDA decreased by $7.4 million, or 2%, to $370.1 million for the year ended December 31, 2025, compared to $377.6 million for the same period in 2024. The decrease was primarily due to a decrease of proportionate EMI EBITDA of $7.2 million, or 2%, due to the sales of equity interests in GCX in June 2024 and EPIC in October 2025.

Contractual Obligations

We have contractual obligations for principal and interest payments on our 2028 Notes, 2030 Notes, and under the Term Loan Credit Agreement, the Revolving Credit Agreement and the Amended A/R Facility.

Under certain clauses of our transportation services agreements with third party pipelines to transport natural gas and NGLs, if we fail to ship a minimum throughput volume, then we will pay certain deficiency payments for transportation based on the volume shortfall up to the MVC amount.

For additional information regarding the Company's obligations, please see *Note 8—Debt and Financing Costs* and *Note 17—Commitments and Contingencies* in the Notes to the Consolidated Financial Statements in this Annual Report.

Liquidity and Capital Resources

The Company's primary use of capital since inception has been for the initial construction of gathering and processing assets, as well as the acquisition of businesses and EMI pipelines and associated subsequent construction costs. For 2025, the Company's primary spending requirements are related to business acquisitions and other budgeted capital expenditures for the construction and maintenance of gathering and processing assets, the Company's contractual debt obligations, quarterly cash dividends and repurchases of its Class A Common Stock pursuant to the Repurchase Program from time to time.

During the year ended December 31, 2025, the Company's primary sources of cash were distributions from the EMI Pipelines, borrowings under the revolving credit facility and the Amended A/R Facility, proceeds from the EPIC Sale and the issuance of the New 2028 Notes, and cash generated from operations. Based on the Company's current financial plan, the Company believes that cash from operations and distributions from the EMI Pipelines and remaining borrowing capacity on our credit facilities will generate cash flows in excess of capital expenditures and the amount required to fund the Company's planned quarterly dividend over the next 12 months. The following table presents a summary of the Company's key liquidity indicators at the dates presented:

38

Table of Contents Index to Financial Statements Liquidity December 31, 2025 (In thousands) Total Capacity Outstanding Borrowings Letters of Credit Available Borrowing Capacity A/R Facility $ 250,000  $ 165,200  $ —  $ 84,800  Revolving Line of Credit 1,600,000  453,000  12,600  1,134,400  Total $ 1,850,000  $ 618,200  $ 12,600  $ 1,219,200  Cash and cash equivalents 3,951  Total liquidity $ 1,223,151  December 31, 2024 (In thousands) Total Capacity Outstanding Borrowings Letters of Credit Available Borrowing Capacity A/R Facility $ 150,000  $ 140,200  $ —  $ 9,800  Revolving Line of Credit 1,250,000  590,000  12,600  647,400  Total $ 1,400,000  $ 730,200  $ 12,600  $ 657,200  Cash and cash equivalents 3,606  Total liquidity $ 660,806  Long-term Financing From time to time, we issue long-term debt. Our senior unsecured notes are fixed rate borrowings; however, we have some exposure to the risk of changes in interest rates, primarily as a result of the variable rate borrowings under the Term Loan Credit Agreement, the Revolving Credit Agreement and the Amended A/R Facility. We use interest rate swaps to mitigate the impact of changes in interest rates on cash flows. See Note 13—Derivatives and Hedging Activities in the Notes to the Consolidated Financial Statements in this Annual Report for detailed discussion. As of December 31, 2025, we had $1.05 billion of our 6.625% senior unsecured notes due 2028 and $1.00 billion of our 5.875% senior unsecured notes due 2030 outstanding. Term Loan Credit Agreement On May 30, 2025, the Partnership entered into the Term Loan Credit Agreement. The Term Loan Credit Agreement provides for a $1.15 billion senior unsecured credit facility. As of December 31, 2025, we had an outstanding borrowing of $1.15 billion under the Term Loan Credit Agreement. Revolving Credit Agreement On May 30, 2025, the Partnership entered into the Revolving Credit Agreement. The Revolving Credit Agreement provides for a $1.60 billion senior unsecured revolving credit facility, which includes a $200.0 million sublimit for the issuance of letters of credit, and a $300.0 million sublimit for swingline loans. All borrowings under the Revolving Credit Agreement mature on May 30, 2030, unless such maturity date is adjusted in accordance with the Revolving Credit Agreement. As of December 31, 2025, we had an outstanding borrowing of $453.0 million and remaining borrowing capacity of $1.13 billion. In connection with entry into the Term Loan Credit Agreement and the Revolving Credit Agreement, the Company repaid and terminated the 2022 Term Loan Credit Agreement and the 2022 Revolving Credit Agreement. 39

Table of Contents
Index to Financial Statements

A/R Facility

On April 1, 2025, the Partnership entered into an amendment to its A/R Facility to, among other things, increase the facility limit to $250.0 million and extend the scheduled termination date to March 31, 2026. As of December 31, 2025, we had an outstanding borrowing of $165.2 million.

Capital Requirements and Expenditures

Our operations can be capital intensive, requiring investments to expand, upgrade, maintain or enhance existing operations and to meet environmental and operational regulations. During the years ended December 31, 2025 and 2024, capital spending for property, plant and equipment totaled $492.5 million and $263.5 million, respectively, intangible asset purchases totaled $37.2 million and $12.3 million, respectively, and contributions to EMI totaled $1.2 million and $3.3 million, respectively. In addition, the Company received net cash of $504.2 million for selling its entire equity interest in EPIC in the fourth quarter of 2025 and paid net cash of $85.4 million to acquire additional equity interests in EPIC in second quarter 2024. The Company also received net cash of $524.4 million for selling its entire equity interest in GCX during 2024. Furthermore, the Company paid net cash of $175.5 million associated with the Barilla Draw Acquisition in 2025 and $341.2 million associated with the Durango Acquisition in 2024, see additional information in *Note 3 — Business Combinations* in the Notes to the Consolidated Financial Statements in this Annual Report. Management believes its existing gathering, processing, and transmission infrastructure capacity is capable of fulfilling its contracts to service its customers.

The Company estimates 2026 capital expenditures of approximately $450.0 million to $510.0 million, which is slightly lower than 2025. Nearly 70% of the estimated capital expenditure is to be spent on continue expansion into the state of New Mexico to capitalize on expansive gathering system and early mover advantage, including the completion of the ECCC Pipeline, Phase 1 of the Kings Landing AGI project and the continued build out of the low and high pressure gathering system in the Eddy County, New Mexico.

The Company anticipates its existing capital resources will be sufficient to fund the future capital expenditures for EMI Pipelines and the Company's existing infrastructure assets over the next 12 months. For further information on EMIs, refer to *Note 7—Equity Method Investments* in the Notes to our Consolidated Financial Statements in this Annual Report.

Cash Flows

The following tables present cash flows from operating, investing, and financing activities:

	For The Year Ended December 31,	
	2025	2024
	(In thousands)	
Cash provided by operating activities	$ 604,120	$ 637,346
Cash used in investing activities	$ (199,094)	$ (176,887)
Cash used in financing activities	$ (404,681)	$ (461,363)

Operating Activities. Net cash provided by operating activities decreased by $33.2 million for the year ended December 31, 2025, compared with the same period in 2024. The change in the operating cash flows reflected (i) an increase in net income including noncontrolling interest of $281.7 million; (ii) a decrease in adjustments related to non-cash items of $302.9 million, which was mainly driven by an increase in gain recognized on sale of equity method investment of $325.6 million and an increase in depreciation and amortization expense of $58.4 million, partially offset by a favorable derivative fair value adjustment of $23.7 million compared to an unfavorable derivative fair value adjustment of $17.7 million in the same period in 2024; (iii) a decrease in distribution from unconsolidated affiliates of $44.0 million and a payment of continent liability related to the Kings Landing Earnout that was in excess of acquisition-date fair value of $5.4 million; (iv) an increase in derivative hedging activities realized gain of $11.5 million; and (v) an increase in working capital of $25.8 million.

Investing Activities. Net cash used in investing activities increased by $22.2 million for the year ended December 31, 2025 compared with the same period in 2024. The increase was primarily driven by lower proceeds from sales of equity method investments of $20.2 million, an increase in property, plant and equipment and intangible asset expenditures of $228.9 million and $24.9 million, respectively, partially offset by decreases in net cash paid for business acquisition and acquisition of equity interest in unconsolidated affiliate of $165.7 million and $85.4 million, respectively.

40

Table of Contents Index to Financial Statements Financing Activities. Net cash used in financing activities decreased by $56.7 million for the year ended December 31, 2025 compared with the same period in 2024. The decrease was mainly driven by net proceeds from long-term debt, Revolving Credit Facility and A/R Facility of $275.9 million compared to a net repayment of outstanding debt of $65.4 million made in 2024. The decrease in cash outflow was partially offset by increases in cash dividends paid to Class A Common Stock shareholders and Class C Common Unit holders of $104.1 million, repurchase of Class A Common Stock made during 2025 of $176.0 million and payments related to settlement of Kings Landing Earnout of $4.5 million, which was the fair value of the earnout contingent liability identified as of Durango Acquisition date. Dividend and Distribution Reinvestment Agreement On February 22, 2022, the Company entered into a Dividend and Distribution Reinvestment Agreement (the “Reinvestment Agreement”) with certain stockholders including BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP, Buzzard Midstream LLC, APA Corporation, Apache Midstream LLC and certain individuals (each, a “Reinvestment Holder”). Under the Reinvestment Agreement, each Reinvestment Holder was obligated to reinvest at least 20% of all distributions on common units representing limited partner interests in the Partnership (“Common Units”) or dividends on shares of Class A Common Stock in the Company’s Class A Common Stock. The Reinvestment Agreement terminated automatically on March 8, 2024. During 2025, the Company made cash dividend payments of $500.1 million to holders of Class A Common Stock and Common Units and $1.7 million was reinvested in shares of Class A Common Stock. During 2024, the Company made cash dividend payments of $396.0 million to holders of Class A Common Stock and Common Units and $75.6 million was reinvested in shares of Class A Common Stock. The significant decrease in reinvestment in shares of Class A Common Stock was primarily driven by the termination of the Reinvestment Agreement in March 2024. Share Repurchase Program In February 2023, the Board approved a share repurchase program (“Repurchase Program”), authorizing discretionary purchases of the Company’s Class A Common Stock up to $100.0 million in the aggregate. In May 2025, the Board approved a $400.0 million increase to the previously announced Repurchase Program, pursuant to which we are authorized to repurchase the Company’s Class A Common Stock for an aggregate purchase price of up to $500.0 million. Repurchases may be made at management’s discretion from time to time, in accordance with applicable securities laws, on the open market or through privately negotiated transactions and may be made pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act. Privately negotiated repurchases from affiliates are also authorized under the Repurchase Program, subject to such affiliates’ interest and other limitations. The repurchases will depend on market conditions and may be discontinued at any time without prior notice. During the year ended December 31, 2025, the Company repurchased 4.1 million shares at a total cost of $176.0 million. In addition, the Company retired the entirety of the 4.1 million shares held as treasury stock during 2025. There was $318.2 million available under the Repurchase Program as of December 31, 2025. Dividend On January 22, 2026, the Company declared a cash dividend of $0.81 per share on the Company’s Class A Common Stock and a distribution of $0.81 per Common Unit from the Partnership to the holders of Common Units. Dividends were payable on February 13, 2026 to holders of record as of market close on February 6, 2026. As the context requires, dividends paid to holders of Class A Common Stock and distributions paid to holders of Common Units may be referred to collectively as “dividends”. Off-Balance Sheet Arrangements As of December 31, 2025, there were no off-balance sheet arrangements. Critical Accounting Policies and Estimates Our significant accounting policies are described in Part IV, Item 15. Exhibits, Financial Statement Schedules, Note 2—Summary of Significant Accounting Policies of this Annual Report. 41

Table of Contents Index to Financial Statements The Company prepares its financial statements and the accompanying notes in conformity with U.S. GAAP, which require management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. We consider our critical accounting estimates to be those that require difficult, complex, or subjective judgment necessary in accounting for inherently uncertain matters and those that could significantly influence our financial results based on changes in those judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. Management routinely discusses the development, selection, and disclosure of the following critical accounting estimates. Business Combinations For acquired businesses, we recognize the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their estimated fair values on the date of acquisition with any excess purchase price over the fair value of net assets acquired recorded to goodwill. Determining the fair value of these items requires management’s judgment and/or the utilization of independent valuation specialists and involves the use of significant estimates and assumptions. The judgments made in the determination of the estimated fair value assigned to the assets acquired, the liabilities assumed and any noncontrolling interest in the investee, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the financial statements in periods after acquisition, such as through depreciation and amortization expense. See Note 3—Business Combinations in our Notes to the Consolidated Financial Statements in this Annual Report for more information regarding our valuation approach. Impairment of Long-lived Assets Long-lived assets used in operations are evaluated for potential impairment when events or changes in circumstances indicate a possible significant deterioration in future cash flows expected to be generated by an asset group. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If there is an indication that the carrying amount of an asset may not be recovered, the asset is assessed for impairment through an established process in which changes to significant assumptions such as service prices, throughput volumes, future development plans and fluctuation of commodity prices are reviewed. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to an estimated fair value. Such fair value is generally determined by discounting anticipated future net cash flows, an income valuation approach, or by a market-based valuation approach, which are Level 3 fair value measurements. Estimates and assumptions can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. An estimate of the sensitivity to changes in underlying assumptions of a fair value calculation is not practicable, given the numerous assumptions that can materially affect our estimates. Equity Method Investments We evaluate our EMIs for impairment when events or circumstances indicate that the carrying value of the EMI may be impaired and that impairment is other than temporary. If an event occurs, we evaluate the recoverability of our carrying value based on the fair value of the investment. If an impairment is indicated, we adjust the carrying values of the investment downward, if necessary, to their estimated fair values. We estimate the fair value of our EMIs based on a number of factors, including discount rates, projected cash flows, and enterprise value. Estimating projected cash flows requires us to make certain assumptions as it relates to the future operating performance of each of our EMIs (which includes assumptions, among others, about estimating future operating margins and related future growth in those margins, contracting efforts and the cost and timing of facility expansions) and assumptions related to our EMIs, such as their future capital and operating plans and their financial condition. Derivative Instruments and Hedging Activities All our derivative contracts are recorded at estimated fair value. We utilize published prices, broker quotes, and estimates of market prices to estimate the fair value of these contracts; however, actual amounts could vary materially from estimated fair values as a result of changes in market prices. In addition, changes in the methods used to determine the fair value of these contracts could have a material effect on our results of operations. We do not anticipate future changes in the methods used to determine the fair value of these derivative contracts. 42

Table of Contents Index to Financial Statements Income Taxes We make significant judgments and estimates in determining our provision for income taxes, including our assessment of our income tax positions, interpretation and application of complex tax laws and regulations and determining a valuation allowance, if necessary. In particular, there are numerous and complex judgments and assumptions inherent in determining a valuation allowance, including factors such as future operating conditions and profitability. For more information, see Note 15—Income Taxes in our Notes to the Consolidated Financial Statements in this Annual Report. Legal and Regulatory Matters The Company is a party to various legal actions arising in the ordinary course of its business. In accordance with FASB ASC 450, Contingencies, the Company accrues reserves for outstanding lawsuits, claims and proceedings when a loss contingency is probable and can be reasonably estimated. The Company expenses legal costs as incurred and estimates the amount of loss contingencies using current available information from legal proceedings, advice from legal counsel and other relevant external experts. Due to the inherent subjectivity of the assessments and unpredictability of the outcomes of any legal proceedings, any amounts estimated or accrued may not represent the ultimate loss to the Company from the legal proceedings in question. To the extent that actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected. The Company and certain of its affiliates are currently defending against certain lawsuits and have accrued immaterial reserves as of December 31, 2025. See Note 17—Commitments and Contingencies in our Notes to the Consolidated Financial Statements in this Annual Report for more information. Environmental Matters With respect to our environmental exposure, we utilize both internal staff and external experts to assist us in identifying environmental issues and in estimating the costs and timing of remediation efforts. Our accrual of environmental liabilities often coincides either with our completion of a feasibility study or our commitment to a formal plan of action, but generally, we recognize and/or adjust our probable environmental liabilities, if necessary or appropriate, following quarterly reviews of potential environmental issues and claims that could impact our assets or operations. In recording and adjusting environmental liabilities, we consider the effect of environmental compliance, pending legal actions against us, and potential third-party liability claims. The estimated environmental matter-related liability was $14.0 million and $24.0 million as of December  31, 2025 and 2024, respectively. See Note 17—Commitments and Contingencies in our Notes to the Consolidated Financial Statements in this Annual Report for more information on environmental matters. 43

Table of Contents Index to Financial Statements ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Quantitative and Qualitative Disclosure About Market Risk The Company is exposed to various market risks, including the effects of adverse changes in commodity prices and credit risk as described below. The Company continually monitors its market risk exposure, including the impact of regional and international political instability, foreign and domestic trade policies under the U.S. Administration and monetary policy addressing the interest rate and inflation trend, which continued to have significant impact on volatility and uncertainties in the financial markets. Commodity Price Risk The results of the Company’s operations may be affected by the market prices of oil, natural gas and NGLs. A portion of the Company’s revenue is directly tied to local crude, natural gas, NGLs and condensate prices in the Permian Basin and the U.S. Gulf Coast. Fluctuations in commodity prices also impact operating cost elements both directly and indirectly. For example, commodity prices directly impact costs such as power and fuel, which are expenses that increase or decrease in line with changes in commodity prices. Commodity prices also affect industry activity and demand, thus indirectly impacting the cost of items such as labor and equipment rentals. Management regularly reviews the Company’s potential exposure to commodity price risk and uses financial or physical arrangements to mitigate potential volatility. Refer to Note 13—Derivative and Hedging Activities in the Notes to our Consolidated Financial Statements in this Annual Report for additional discussion regarding our hedging strategies and objectives. Interest Rate Risk The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2025, the Company had interest bearing debt, net of deferred financing costs, with a principal amount of $3.79 billion. We are not exposed to changes in interest rates with respect to our senior unsecured notes due in 2028 and 2030 as these are fixed-rate obligations. The interest rates for the Revolving Credit Facility, the Term Loan Credit Facility and the A/R Facility are variable, which exposes the Company to the risk of increased interest expense in the event of increases to interest rates. Accordingly, results of operations, cash flows, financial condition and the ability to make cash distributions could be adversely affected by significant increases in interest rates. A 1.0% increase or decrease in interest rates would change our annualized interest expense by approximately $17.7 million for the Revolving Credit Facility, the Term Loan Credit Facility and the A/R Facility, based on our outstanding borrowings at December 31, 2025. To mitigate interest rate risk exposure, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. As of December 31, 2025, the Company had nine interest rate swap contracts with total notional amounts of $675.0 million effective on May 1, 2023 and matured on December 31, 2025 that paid a fixed rate ranging from 3.02% to 4.18% and two interest rate swap contracts with a total notional amount of $500.0 million effective December 31, 2025 and maturing on December 31, 2026 that pay a fixed rate ranging from 3.41% to 3.42%. Refer to Note 13—Derivative and Hedging Activities in the Notes to our Consolidated Financial Statements in this Annual Report for additional discussion regarding our hedging strategies and objectives. Credit Risk The Company is subject to credit risk resulting from nonpayment or nonperformance by, or the insolvency or liquidation of, third-party customers. Any increase in nonpayment and nonperformance by, or the insolvency or liquidation of, the Company’s customers could adversely affect the Company’s results of operations. ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA The financial statements and supplementary financial information required to be filed under this Item  8 are presented in Part IV, Item  15 of this Annual Report are incorporated herein by reference. ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Not applicable. 44

Table of Contents Index to Financial Statements ITEM 9A. CONTROLS AND PROCEDURES Disclosure Controls and Procedures The Company’s Chief Executive Officer, President and Director, in his capacity as principal executive officer, and the Company’s Executive Vice President, Chief Accounting and Chief Administrative Officer, in his capacity as principal financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) or 15d-15(e)) as of December 31, 2025, the end of the period covered by this Annual Report. Based on that evaluation and as of the date of that evaluation, these officers concluded that the Company’s disclosure controls and procedures were effective, providing effective means to ensure that the information the Company is required to disclose under applicable laws and regulations is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms and accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Management’s Annual Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Management’s Report on Internal Control Over Financial Reporting is included on page F-1 in Part IV, Item 15 of this Annual Report and is incorporated herein by reference. Management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm. See Attestation Report of Independent Registered Public Accounting Firm under Part IV, Item 15 of this Annual Report. Changes in Internal Control Over Financial Reporting There were no changes in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. ITEM 9B. OTHER INFORMATION Trading Arrangements During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a “Rule 10b5-1 trading arrangement” or non-Rule 10b5-1 trading arrangement (as each term is defined in Item 408 of Regulation S-K). ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. 45

Table of Contents Index to Financial Statements PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information set forth under the captions “Election of Directors” and “Information About Our Executive Officers” in the proxy statement relating to the Company’s 2026 Annual Meeting of Stockholders (the “Proxy Statement”), which will be filed no later than 120 days after December 31, 2025, is incorporated herein by reference. Code of Ethics The Company is required to adopt a code of conduct for its directors, officers, and employees. The Board has adopted the Code of Conduct, which was revised in August 2025. One can access the Company’s Code of Conduct on the Investor - Governance page of the Company’s website at www.kinetik.com. Any stockholder who so requests may obtain a printed copy of the Code of Conduct without charge by submitting a request to the Company’s corporate secretary at the address on the cover of this Annual Report. Changes in and waivers to the Code of Conduct for the Company’s directors, chief executive officer, and certain senior financial officers will be posted on the Company’s website within four business days and maintained for at least 12 months. Information on the Company’s website or any other website is not incorporated by reference into, and does not constitute a part of, this Annual Report. ITEM 11. EXECUTIVE COMPENSATION The information set forth under the caption “Executive Compensation” in the Proxy Statement is incorporated herein by reference. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information set forth under the captions “Securities Ownership and Principal Holders,” “Securities Authorized for Issuance Under Equity Compensation Plans,” and “Delinquent Section 16(a) Reports” (if such a caption is included) in the Proxy Statement is incorporated herein by reference. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE See Note 18—Related Party Transactions in the Notes to the Company’s Consolidated Financial Statements, under Part IV—Item 15. Exhibits, Financial Statement Schedules, for information regarding related party transactions. The information set forth under the captions “Certain Business Relationships and Transactions” and “Director Independence” in the Proxy Statement is incorporated herein by reference. ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES The information set forth under the caption “Ratification of the Appointment of Independent Auditor” in the Proxy Statement is incorporated herein by reference. 46

Table of Contents Index to Financial Statements PART IV ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES Documents included in this Annual Report: 1. Financial Statements Report of Management on Internal Control Over Financial Reporting F-1 Reports of Independent Registered Public Accounting Firm (PCAOB ID: 185) F-2 Report of Independent Registered Public Accounting Firm (PCAOB ID: 185) F-4 Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024, and 2023 F-5 Consolidated Balance Sheets at December 31, 2025 and 2024 F-6 Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024, and 2023 F-7 Consolidated Statements of Changes in Equity and Noncontrolling Interest for the Years Ended December 31, 2025, 2024, and 2023 F-9 Notes to Consolidated Financial Statements 1. Description of Business and Basis of Presentation F-11 2. Summary of Significant Accounting Policies F-12 3. Business Combinations F-21 4. Revenue Recognition F-22 5. Property, Plant, and Equipment, Net F-24 6. Intangible Assets, Net F-24 7. Equity Method Investments F-25 8. Debt and Financing Costs F-27 9. Accrued Expenses F-30 10. Leases F-30 11. Equity F-31 12. Fair Value Measurements F-32 13. Derivatives and Hedging Activities F-33 14. Share-Based Compensation F-35 15. Income Taxes F-37 16. Net Income Per Share F-39 17. Commitments and Contingencies F-39 18. Related Party Transactions F-41 19. Segments F-42 20. Subsequent Events F-46 2. Financial Statement Schedules Financial statement schedules have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company’s consolidated financial statements and related notes. Pursuant to Rule 3-09 of Regulation S-X, the audited financial statements of Permian Highway Pipeline LLC, which is an equity method investment of the Company, is included in this Annual Report as Exhibit 99.1 47

Table of Contents
Index to Financial Statements

3. Exhibits

EXHIBIT NO.		DESCRIPTION
3.1	–	Third Amended and Restated Certificate of Incorporation of Kinetik Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 28, 2022).
3.2	–	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Kinetik Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 2, 2023).
3.3	–	Amended and Restated Bylaws of Kinetik Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on February 28, 2022).
4.1	–	Amended and Restated Stockholders Agreement, dated October 21, 2021, by and among APA Corporation, Apache Midstream LLC, Altus Midstream Company, New BCP Raptor Holdco, LLC, Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP, Buzzard Midstream LLC, and BCP Raptor Holdco, LP. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on February 28, 2022).
4.2	–	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023).
4.3	–	Second Amended and Restated Registration Rights Agreement, dated February 22, 2022, by and among Altus Midstream Company, Apache Midstream LLC, Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP, Buzzard Midstream LLC and the other holders party thereto (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on February 28, 2022).
4.4	–	Indenture, dated June 8, 2022, by and among Kinetik Holdings Inc., as parent, Kinetik Holdings LP, as issuer, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on June 14, 2022).
4.5	–	Form of 5.875% Senior Notes Due 2030 (included in Exhibit 4.3) (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on June 14, 2022).
4.6	–	Indenture, dated December 6, 2023, by and among Kinetik Holdings Inc., Kinetik Holdings LP and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 6, 2023).
4.7	–	Form of 6.625% Sustainability-Linked Senior Notes (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 6, 2023).
4.8	–	Registration Rights Agreement, dated as of June 24, 2024, by and among Kinetik Holdings Inc. and Durango Midstream LLC (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed June 28, 2024).
10.1	–	Third Amended and Restated Agreement of Limited Partnership of Altus Midstream LP, dated as of October 22, 2021. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 22, 2022).
10.2	–	Amendment No. 1 to Receivables Purchase Agreement, dated as of April 1, 2025, by and among Kinetik Receivables LLC, as the seller, Kinetik Holdings LP, a subsidiary of Kinetik Holdings Inc., as the servicer, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC, as structuring agent, and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed on April 1, 2025).
10.3	–	Joinder Agreement, dated April 1, 2025 by and among Frontier Field Services, LLC, Kinetik Holdings LP, a subsidiary of Kinetik Holdings Inc., and PNC Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 1, 2025).
10.4	–	Revolving Credit Agreement, dated May 30, 2025, by and among Kinetik Holdings LP and PNC Bank, National Association, as administrative agent, and the banks and other financial institutions party thereto, as lenders (incorporated by reference Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 3, 2025).
10.5	–	Loan Credit Agreement, dated May 30, 2025, by and among Kinetik Holdings LP and Toronto Dominion (Texas) LLC, as administrative agent, and the banks and other financial institutions party thereto, as lenders (incorporated by reference Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on June 3, 2025).
10.6***	–	Purchase and Sale Agreement, dated as of August 30, 2025, by and among Altus Midstream Processing LP, Kinetik EC Holdco LLC, Rattler Midstream Operating LLC, Rattler OMOG LLC, Plains BK Holdco LLC and, solely for the purposes set forth therein, each of Kinetik Holdings LP, Rattler Midstream LP and Plains All American Pipeline, L.P. (incorporated by reference Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 30, 2025).
10.7***	–	Sale and Contribution Agreement, dated April 2, 2024, by and among Kinetik Holdings LP, a subsidiary of Kinetik Holdings Inc., Kinetik Receivables LLC and the originators party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 2, 2024).
10.8***	–	Purchase and Sale Agreement, dated as of May 9, 2024, by and among Kinetik GCX Pipe LLC, GCX Pipeline, LLC, solely for purposes of Section 6.7, Article X and Article XI, AL GCX Holdings, LLC and solely for purposes of Section 6.8, Article X and Article XI, Kinetik Holdings LP (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 13, 2024).
10.9***	–	Membership Interest Purchase Agreement, dated as of May 9, 2024, by and among Kinetik Holdings Inc., – Kinetik Holdings LP and Durango Midstream, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on May 13, 2024).
10.1	–	Observer Rights Agreement, dated as of June 24, 2024, by and among Kinetik Holdings Inc., Kinetik Holdings LP and Durango Midstream LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 28, 2024).
10.11†	–	Kinetik Holdings Inc. Separation and Release Agreement, dated as of June 30, 2025, by and between the Company and Anne Psencik (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2025).
10.12†	–	Kinetik Holdings Inc. Consulting Agreement, dated as of June 30, 2025, by and between the Company and Anne Psencik. (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2025).

48

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Index to Financial Statements

10.13†	–	Kinetik Holdings Inc. Separation and Release Agreement, dated as of February 28, 2025, by and between the Company and Todd Carpenter (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2025).
10.14†	–	Kinetik Holdings Inc. Consulting Agreement, dated as of February 28, 2025, by and between the Company and Todd Carpenter (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2025).
10.15†	–	Form of Special Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2025).
10.16†	–	Form of Dividend Equivalent Right Election Form (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2025).
10.17†	–	Form of Special Restricted Stock Unit Agreement (Directors) (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2025).
10.18†	–	Kinetik Holdings Inc. Amended and Restated 2019 Omnibus Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 23, 2024).
10.19†	–	Form of Deferred Stock Unit Agreement (Directors) (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2022.)
10.20†	–	Form of Performance Stock Unit Agreement (2024) (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed on March 5, 2024).
10.21*†	–	Form of Special Restricted Stock Unit Agreement (2026).
10.22*†	–	Kinetik Holdings Inc. Second Amended and Restated Executive Severance Plan
19.1	–	Insider Trading Policy adopted February 26, 2025 (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed on March 3, 2025)
21.1*	–	Subsidiaries of the Company.
23.1*	–	Consent of KPMG LLP.
23.2*	–	Consent of KPMG LLP. relating to the financial statements of Permian Highway Pipeline LLC.
31.1*	–	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.2*	–	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
32.1**	–	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2**	–	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(b) and 18 U.S.C. 1350.
97.1	–	Kinetik Holdings Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K on March 5, 2024).
99.1*	–	Permian Highway Pipeline LLC audited financial statements as of December 31, 2025.
101*	–	The following financial statements from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Changes in Equity and Noncontrolling Interest and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
101.SCH*	–	Inline XBRL Taxonomy Schema Document.
101.CAL*	–	Inline XBRL Calculation Linkbase Document.
101.DEF*	–	Inline XBRL Definition Linkbase Document.
101.LAB*	–	Inline XBRL Label Linkbase Document.
101.PRE*	–	Inline XBRL Presentation Linkbase Document.
104*		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.
** Furnished herewith
*** Schedules and exhibits to this Exhibit have been omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
† Management contracts or compensatory plans or arrangements required pursuant to Item 15 hereof.

ITEM 16. ANNUAL REPORT ON FORM 10-K SUMMARY

Not Applicable.

49

Table of Contents
Index to Financial Statements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINETIK HOLDINGS INC.

Dated: February 26, 2026

/s/ Jamie Welch
Jamie Welch
Chief Executive Officer, President and Director
(Principal Executive Officer)

Dated: February 26, 2026

/s/ Steven Stellato
Steven Stellato
Executive Vice President, Chief Accounting and Chief Administrative Officer
(Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

The officers and directors of Kinetik Holdings Inc., whose signatures appear below, hereby constitute and appoint each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact to sign and execute, on behalf of the undersigned, any amendment(s) to this report and each of the undersigned does hereby ratify and confirm all that said attorneys shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jamie Welch	Chief Executive Officer, President and Director	February 26, 2026
/s/ Steven Stellato	Executive Vice President, Chief Accounting and Chief Administrative Officer	February 26, 2026
/s/ David Foley	Chair	February 26, 2026
/s/ John Paul Munfa	Director	February 26, 2026
/s/ Karen Putterman	Director	February 26, 2026
/s/ Michael A. Kumar	Director	February 26, 2026
/s/ William Ordemann	Director	February 26, 2026
/s/ Laura Sugg	Director	February 26, 2026
/s/ Kevin McCarthy	Director	February 26, 2026
/s/ Mark Leland	Director	February 26, 2026
/s/ Deborah Byers	Director	February 26, 2026

50

Table of Contents Index to Financial Statements REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management of Kinetik Holdings Inc. (the “Company”) is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report. The financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on management’s best estimates and judgments. Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written code of business conduct adopted by our Company’s Board, applicable to all Company directors and all officers of our Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2025. The Company’s independent auditors, KPMG, a registered public accounting firm, are appointed by the Audit Committee of the Company’s Board. KPMG has audited and reported on the consolidated financial statements of Kinetik Holdings Inc. and its subsidiaries. /s/ Jamie Welch Jamie Welch Chief Executive Officer, President and Director (Principal Executive Officer) /s/ Steven Stellato Steven Stellato Executive Vice President, Chief Accounting and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer) /s/ Jake Loden Jake Loden Senior Vice President, Controller Houston, Texas February 26, 2026 F-1

Table of Contents Index to Financial Statements Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors Kinetik Holdings Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Kinetik Holdings Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of impairment indicators for long-lived assets As discussed in Note 2 to the consolidated financial statements, the Company assesses property, plant, and equipment, net and intangible assets, net (collectively, long-lived assets) for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairments exist when the carrying value of a long-lived asset exceeds the total estimated undiscounted net cash flows from the future use and eventual disposition of the asset. The carrying value of property, plant, and equipment, net and intangible assets, net as of December 31, 2025, was $3.9 billion and $553.2 million, respectively. F-2

Table of Contents Index to Financial Statements We identified the evaluation of impairment indicators for long-lived assets as a critical audit matter. Evaluating the Company’s judgments in determining whether events or changes in circumstances indicate carrying values may not be recoverable required a higher degree of subjective auditor judgment. Sustained decreases in pricing or throughput volumes and significant increases in competition or operating costs could significantly affect the recoverability of the long-lived assets, and the evaluation of these factors required a higher degree of auditor judgment. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to evaluate triggering events related to the impairment of long-lived assets. We assessed the Company’s identification of potential impairment indicators by evaluating the Company’s assessment of the factors identified. Specifically, we: •read publicly available information to evaluate the performance of industry peers, commodity price trends, and overall macro-economic conditions •analyzed the financial results for the current period compared to historical results for long-lived assets to determine if there were significant degradations in the related cash flows •compared the remaining useful lives of the long-lived assets to the period of time required to recover the carrying value of the assets based on historical cash flows •read publicly available information for the industry, peers, and customers to determine whether a potential impairment indicator was not considered in management’s analysis. /s/ KPMG LLP We have served as the Company’s auditor since 2017. Houston, Texas February 26, 2026 F-3

Table of Contents Index to Financial Statements Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors Kinetik Holdings Inc.: Opinion on Internal Control Over Financial Reporting We have audited Kinetik Holdings Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Houston, Texas February 26, 2026 F-4

Table of Contents
Index to Financial Statements

KINETIK HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share data)		
Operating revenues:			
Service revenue	$ 445,496	$ 408,000	$ 417,751
Product revenue	1,307,228	1,062,986	822,410
Other revenue	11,665	11,943	16,251
Total operating revenues[1]	1,764,389	1,482,929	1,256,412
Operating costs and expenses:			
Costs of sales (excluding depreciation and amortization expenses)[2][3]	785,948	620,618	515,721
Operating expenses	271,402	195,970	161,520
Ad valorem taxes	28,851	24,714	21,622
General and administrative expenses	130,616	134,157	97,906
Depreciation and amortization expenses	382,645	324,197	280,986
Loss on disposal of assets, net	8	4,040	19,402
Total operating costs and expenses	1,599,470	1,303,696	1,097,157
Operating income	164,919	179,233	159,255
Other income (expense):			
Interest and other income	3,983	2,802	2,004
Loss on debt extinguishment	(635)	(525)	(1,876)
Gain on sale of equity method investment	415,409	89,802	—
Interest expense	(233,371)	(217,235)	(205,854)
Equity in earnings of unconsolidated affiliates	226,351	213,191	200,015
Total other income (expense), net	411,737	88,035	(5,711)
Income before income taxes	576,656	267,268	153,544
Income tax expense (benefit)	50,728	23,035	(232,908)
Net income including noncontrolling interest	525,928	244,233	386,452
Net income attributable to Common Unit limited partners	347,668	164,219	97,010
Net income attributable to holders of Class A Common Stock	$ 178,260	$ 80,014	$ 289,442
Net income attributable to Class A Common Shareholders, per share			
Basic	$ 2.66	$ 1.03	$ 5.25
Diluted	$ 2.63	$ 1.02	$ 2.52
Weighted-average shares			
Basic	61,962	59,284	51,823
Diluted	62,665	60,115	146,197

1) Includes amounts associated with related parties of nil, $17.2 million and $104.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Refer to *Note 18—Related Party Transactions* in the Notes to our Consolidated Financial Statements in this Annual Report for further information.

2) Includes amounts associated with related parties of $28.5 million, $58.5 million and $59.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Refer to *Note 18—Related Party Transactions* in the Notes to our Consolidated Financial Statements in this Annual Report for further information.

3) Cost of sales (excluding depreciation and amortization expenses) is net of gas service revenues totaling $315.6 million, $219.7 million and $148.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, for certain volumes where we act as principal.

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-5

Table of Contents Index to Financial Statements KINETIK HOLDINGS INC. CONSOLIDATED BALANCE SHEETS December 31,   2025 2024 (In thousands, except share data) ASSETS CURRENT ASSETS: Cash and cash equivalents $ 3,951  $ 3,606  Accounts receivable, net of allowance for credit losses of $1,000 in 2025 and 2024 85,276  111,940  Accounts receivable pledged 165,200  140,200  Derivative assets 13,906  2,308  Prepaid and other current assets 33,703  36,705  302,036  294,759  NONCURRENT ASSETS: Property, plant and equipment, net 3,866,236  3,433,864  Intangible assets, net 553,230  652,490  Derivative asset, non-current 1,467  65  Operating lease right-of-use assets 71,147  29,814  Deferred tax asset 197,702  203,996  Deferred charges and other assets 89,991  76,994  Investments in unconsolidated affiliates 2,008,725  2,117,878  Goodwill 5,077  5,077  6,793,575  6,520,178  Total assets $ 7,095,611  $ 6,814,937  LIABILITIES, NONCONTROLLING INTEREST AND EQUITY CURRENT LIABILITIES: Accounts payable $ 42,067  $ 27,239  Accrued expenses 172,050  186,714  Derivative liabilities 5,506  10,011  Current portion of operating lease liabilities 43,614  18,701  Current debt obligations 165,200  140,200  Other current liabilities 12,064  35,689  440,501  418,554  NONCURRENT LIABILITIES Long term debt, net 3,627,720  3,363,996  Contract liabilities 30,959  20,985  Operating lease liabilities 29,033  11,490  Derivative liabilities —  1,937  Other liabilities 14,717  2,148  Deferred tax liabilities 22,299  16,761  3,724,728  3,417,317  Total liabilities 4,165,229  3,835,871  COMMITMENTS AND CONTINGENCIES (NOTE 17) Redeemable noncontrolling interest — Common Unit limited partners 3,495,762  5,955,662  EQUITY: Class A Common Stock: $0.0001 par, 1,500,000,000 shares authorized, 64,080,915 and 59,929,611 shares issued and outstanding at December 31, 2025 and 2024, respectively 6  6  Class C Common Stock: $0.0001 par, 1,500,000,000 shares authorized, 97,557,604 and 97,783,034 shares issued and outstanding at December 31, 2025 and 2024, respectively 10  9  Deferred consideration —  1  Additional paid-in capital 240,725  —  Accumulated deficit (806,121) (2,976,612) Total equity (565,380) (2,976,596) Total liabilities, noncontrolling interest and equity $ 7,095,611  $ 6,814,937  The accompanying notes are an integral part of the Consolidated Financial Statements. F-6

Table of Contents
Index to Financial Statements

KINETIK HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2025	2024	2023
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income including noncontrolling interest	$ 525,928	$ 244,233	$ 386,452
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	382,645	324,197	280,986
Amortization of deferred financing costs	7,869	7,438	6,194
Amortization of contract costs	6,794	6,621	6,620
Contingent liabilities fair value adjustment	5,190	200	—
Payment of contingent liability in excess of acquisition-date fair value	(5,390)	—	—
Distributions from unconsolidated affiliates	246,002	289,992	272,490
Derivatives settlement	4,287	(7,258)	25,708
Derivative fair value adjustment	(23,729)	17,713	(33,671)
Warrants fair value adjustment	—	—	(88)
Gain on sale of equity method investment	(415,409)	(89,802)	—
Loss on disposal of assets, net	8	4,040	19,402
Equity in earnings from unconsolidated affiliates	(226,351)	(213,191)	(200,015)
Loss on debt extinguishment	635	525	1,876
Share-based compensation	62,617	76,536	55,983
Deferred income tax expense (benefit)	50,660	19,503	(233,400)
Changes in operating assets and liabilities:			
Accounts receivable and pledged receivable	1,664	(7,033)	(12,131)
Other assets	(12,445)	8,000	(5,910)
Accounts payable	4,633	(40,849)	19,804
Accrued liabilities	(12,611)	(2,913)	(6,521)
Operating leases	1,123	(606)	701
Net cash provided by operating activities	604,120	637,346	584,480
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property, plant and equipment expenditures	(492,474)	(263,544)	(312,860)
Intangible assets expenditures	(37,197)	(12,329)	(16,694)
Investments in unconsolidated affiliate	(1,206)	(3,273)	(238,803)
Net cash paid for acquisition of interest in unconsolidated affiliate	—	(85,417)	—
Distributions from unconsolidated affiliates	2,853	4,059	6,679
Cash proceeds from sale of equity method investment	504,184	524,390	—
Cash proceeds from disposals of assets	227	409	358
Net cash paid for business combinations	(175,481)	(341,182)	(125,000)
Net cash used in investing activities	(199,094)	(176,887)	(686,320)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings under A/R Facility	112,400	156,000	—
Payments on A/R Facility	(87,400)	(15,800)	—
Proceeds from borrowings from long-term debt	1,400,000	—	800,000
Payments on long-term debt	(1,000,000)	(200,000)	(800,000)
Payments of debt issuance costs, net	(10,924)	(1,086)	(11,238)
Payments of debt discount, net	(1,200)	(500)	—
Proceeds from revolving line of credit	1,628,000	1,060,000	752,500
Payments on revolving line of credit	(1,765,000)	(1,064,000)	(553,500)
Cash dividends paid to Class A Common Stock shareholders	(193,728)	(175,208)	(81,352)
Distributions paid to Class C Common Unit limited partners	(306,324)	(220,769)	(697)
Payments on contingent liability	(4,500)	—	—
Repurchase of Class A Common Stock	(176,005)	—	(5,757)
Net cash (used in) provided by financing activities	(404,681)	(461,363)	99,956
Net change in cash	345	(904)	(1,884)
CASH, BEGINNING OF PERIOD	3,606	4,510	6,394
CASH, END OF PERIOD	$ 3,951	$ 3,606	$ 4,510

F-7

Table of Contents Index to Financial Statements KINETIK HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)   For the Year Ended December 31,   2025 2024 2023 (In thousands) SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES Cash paid for interest, net of amounts capitalized $ 216,067  $ 244,603  $ 207,700  Cash paid for income taxes, net $ 3,643  $ 560  $ 480  Property and equipment and intangible accruals in accounts payable and accrued liabilities $ 31,934  $ 21,094  $ 27,316  Right-of-use obtained in exchange for lease liabilities $ 34,735  $ 43,682  $ 5,189  Class A Common Stock issued through dividend and distribution reinvestment plan $ 1,650  $ 75,633  $ 352,060  Fair value of assets acquired in business combinations $ 191,133  $ 875,244  $ —  Cash consideration paid 175,481  357,967  —  Class C Common Units issued —  148,200  —  Deferred consideration —  275,000  —  Contingent consideration —  4,500  —  Liabilities assumed $ 15,652  $ 89,577  $ —  The accompanying notes are an integral part of the Consolidated Financial Statements. F-8

Table of Contents
Index to Financial Statements

KINETIK HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND NONCONTROLLING INTEREST

	Redeemable Noncontrolling Interest — Common Unit Limited Partner	Class A Common Stock		Class C Common Stock							
						Deferred Consideration					
		Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Equity
	(In thousands)						(In thousands)				
Balance at December 31, 2022	$ 3,112,409	45,679	$ 5	94,270	$ 9	—	$ —	$ 118,840	$ (958,629)	$ —	$ (839,775)
Redemption of Common Units	(5,634)	181	—	(181)	—	—	—	5,634	—	—	5,634
Issuance of Common Stock through dividend and distribution reinvestment plan	—	11,215	1	—	—	—	—	352,059	—	—	352,060
Retirement of treasury stock	—	—	—	—	—	—	—	—	(5,757)	5,757	—
Repurchase of Class A Common Stock	—	(194)	—	—	—	—	—	—	—	(5,757)	(5,757)
Share-based compensation	—	216	—	—	—	—	—	55,983	—	—	55,983
Net income	97,010	—	—	—	—	—	—	—	289,442	—	289,442
Change in redemption value of noncontrolling interest[1]	236,288	—	—	—	—	—	—	(339,838)	103,550	—	(236,288)
Distribution paid to Common Units limited partners	(282,266)	—	—	—	—	—	—	—	—	—	—
Dividends on Class A Common Stock ($3.00 per share)	—	—	—	—	—	—	—	—	(152,122)	—	(152,122)
Balance at December 31, 2023	$ 3,157,807	57,097	$ 6	94,089	$ 9	—	$ —	$ 192,678	$ (723,516)	$ —	$ (530,823)
Balance at December 31, 2023	$ 3,157,807	57,097	$ 6	94,089	$ 9	—	$ —	$ 192,678	$ (723,516)	$ —	$ (530,823)
Durango Acquisition	423,200	—	—	3,840	—	7,680	1	—	—	—	1
Redemption of Common Units	(5,060)	146	—	(146)	—	—	—	5,060	—	—	5,060
Issuance of Common Stock through dividend and distribution reinvestment plan	—	2,213	—	—	—	—	—	75,633	—	—	75,633
Share-based compensation	—	474	—	—	—	—	—	76,536	—	—	76,536
Net income	164,219	—	—	—	—	—	—	—	80,014	—	80,014
Change in redemption value of noncontrolling interest[1]	2,506,075	—	—	—	—	—	—	(353,997)	(2,152,078)	—	(2,506,075)
Recognition of deferred tax asset	—	—	—	—	—	—	—	4,090	—	—	4,090
Distribution paid to Common Unit limited partners	(290,579)	—	—	—	—	—	—	—	—	—	—
Dividends on Class A Common Stock ($3.03 per share)	—	—	—	—	—	—	—	—	(181,032)	—	(181,032)
Balance at December 31, 2024	$ 5,955,662	59,930	$ 6	97,783	$ 9	7,680	$ 1	$ —	$ (2,976,612)	$ —	$ (2,976,596)

F-9

Table of Contents
Index to Financial Statements

KINETIK HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND NONCONTROLLING INTEREST (CONTINUED)

	Redeemable Noncontrolling Interest — Common Unit Limited Partner	Class A Common Stock		Class C Common Stock							
						Deferred Consideration					
		Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Equity
	(In thousands)						(In thousands)				
Balance at December 31, 2024	$ 5,955,662	59,930	$ 6	97,783	$ 9	7,680	$ 1	$ —	$ (2,976,612)	$ —	$ (2,976,596)
Issuance of deferred consideration for Durango Acquisition	—	—	—	7,680	1	(7,680)	(1)	—	—	—	—
Redemption of Common Units	(358,376)	7,905	—	(7,905)	—	—	—	358,376	—	—	358,376
Issuance of Common Stock through dividend and distribution reinvestment plan	—	34	—	—	—	—	—	1,650	—	—	1,650
Retirement of treasury stock	—	—	—	—	—	—	—	—	(176,005)	176,005	—
Repurchase of Class A Common Stock	—	(4,116)	—	—	—	—	—	—	—	(176,005)	(176,005)
Share-based compensation	—	328	—	—	—	—	—	62,617	—	—	62,617
Net income	347,668	—	—	—	—	—	—	—	178,260	—	178,260
Change in redemption value of noncontrolling interest[1]	(2,142,845)	—	—	—	—	—	—	(220,746)	2,363,591	—	2,142,845
Recognition of deferred tax asset	—	—	—	—	—	—	—	38,828	—	—	38,828
Distribution paid to Common Unit limited partners	(306,347)	—	—	—	—	—	—	—	—	—	—
Dividends on Class A Common Stock ($3.12 per share)	—	—	—	—	—	—	—	—	(195,355)	—	(195,355)
Balance at December 31, 2025	$ 3,495,762	64,081	$ 6	97,558	$ 10	—	$ —	$ 240,725	$ (806,121)	$ —	$ (565,380)

1) Represents the effects of the period-over-period change in the Class C redemption price in relation to outstanding common units.

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-10

Table of Contents Index to Financial Statements KINETIK HOLDINGS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION Organization Kinetik Holdings Inc. (the “Company”) is a holding company, whose significant assets are ownership of the non-economic general partner interest and an approximate 40% limited partner interest in Kinetik Holdings LP, a Delaware limited partnership (the “Partnership”). As the owner of the non-economic general partner interest in the Partnership, the Company is responsible for all related operational, management and administrative decisions and consolidates the results of the Partnership and its subsidiaries. BCP Raptor Holdco, LP (“BCP”), the predecessor for accounting purposes of the Company was formed on April 25, 2017 as a Delaware limited partnership to acquire and develop midstream oil and gas assets. On February 22, 2022 (the “Altus Closing Date”), the Company consummated the business combination transaction (the “Altus Acquisition”) contemplated by that certain Contribution Agreement, dated as of October 21, 2021 (the “Contribution Agreement”), by and among the Company, Altus Midstream LP (now known as Kinetik Holdings LP) (the “Partnership”), New BCP Raptor Holdco, LLC, a Delaware limited liability company (“Contributor”) and BCP. In connection with the closing of the Altus Acquisition, the Company changed its name from “Altus Midstream Company” to “Kinetik Holdings Inc”. On June 24, 2024, the Company consummated the transaction contemplated by the Membership Interest Purchase Agreement (the “Durango MIPA”), dated May 9, 2024, by and between the Company, the Partnership, and Durango Midstream LLC, an affiliate of Morgan Stanley Equity Partners (the “Durango Seller”), pursuant to which the Partnership purchased all of the membership interests of Durango Permian LLC and its wholly owned subsidiaries (“Durango”) from Durango Seller (“Durango Acquisition”). The Durango Acquisition allows the Company to further expand its footprint into New Mexico and across the Northern Delaware Basin. On January 14, 2025, the Company completed a bolt-on acquisition with Permian Resources Corporation (“Permian Resources”), who directly owned all of the issued and outstanding membership interests of (a) RC Permian Gathering, LLC, a Delaware limited liability company (“Permian Gathering”) and (b) Barilla Draw Gathering, LLC, a Delaware limited liability company (“Barilla Draw”), pursuant to which the Partnership purchased all of the membership interests of Permian Gathering and Barilla Draw (the “Barilla Draw Acquisition”). Nature of Operations Through its consolidated subsidiaries, the Company provides comprehensive gathering, produced water disposal, transportation, compression, processing and treating services necessary to bring natural gas, NGL and crude oil to market. Additionally, the Company owns two NGL pipelines and equity interests in two separate Permian Basin pipeline entities that have access to various markets along the U.S. Gulf Coast and Mexico markets. Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with GAAP. All adjustments that, in the opinion of management, are necessary for a fair presentation of the results of operations have been made and are of a recurring nature unless otherwise disclosed herein. All intercompany balances and transactions have been eliminated in consolidation. During the year ended December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740), Improvement to Income Tax Disclosure (“ASU 2023-09”). The Company adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025. The comparative years ended December 31, 2024 and 2023 are presented under ASC 740 Income Taxes (“ASC 740”) previous guidance. See Note 2—Summary of Significant Accounting Policies, Recently Adopted Accounting Pronouncement for further discussion. F-11

Table of Contents Index to Financial Statements 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Use of Estimates Preparation of financial statements in conformity with GAAP and disclosure of contingent assets and liabilities requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on a regular basis. Actual results may differ from these estimates and assumptions used in preparation of the Company’s Consolidated Financial Statements, and changes in these estimates are recorded when known. Significant items subject to such estimates and assumptions include the valuation of enterprise value, assets acquired and liabilities assumed in a business combination, derivatives, tangible and intangible assets, litigation-related reserve, environmental matter-related liabilities, and impairment of long-lived assets and EMIs. Segment Information The Company applies FASB ASC 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer is the CODM. The Company has determined it has two operating segments: (1) Midstream Logistics and (2) Pipeline Transportation. See Note 19—Segments in the Notes to our Consolidated Financial Statements in this Annual Report for further information. Revenue Recognition We provide gathering, processing, transportation, and disposal services and we sell commodities (including condensate, natural gas, and NGLs) under various contracts. The Company recognizes revenue in accordance with the provisions of FASB ASC 606, Revenue from Contracts with Customers (“Topic 606”). We recognize revenues for services and products under revenue contracts as our obligations to perform services or deliver/sell products under the contracts are satisfied. A contract’s transaction price is allocated to each performance obligation in the contract and recognized as revenue when, or as, the performance obligation is satisfied. These contracts include: a. Fee-based arrangements – Under fee-based contract arrangements, the Company provides gathering, processing and disposal services to producers and earns a net margin based on volumes. While transactions vary in form, the essential element of each transaction is the use of the Company’s assets to transport a product or provide a processed product to an end-user at the tailgate of the plant or pipeline. This revenue stream is generally directly related to the volume of water, natural gas, crude oil, NGLs, and condensate that flows through the Company’s systems and facilities and is not normally dependent on commodity prices. The Company primarily acts as an agent under these contracts selling the underlying commodities on behalf of the producer and remitting back to the producer the net proceeds. These such sales and remitted proceeds are presented net within revenue. However, in certain instances, the Company acts as the principal for processed residue gas and NGLs by purchasing them from the associated producer at the tailgate of the plant at index prices. This purchase and the associated third-party sale are presented gross within revenues and cost of sales. b. Percent-of-proceeds arrangements – Under percentage-of-proceeds based contract arrangements, the Company will gather and process natural gas on behalf of producers and sell the outputs, including residue gas, NGLs and condensate, at market prices. The Company remits an agreed-upon percentage of proceeds to the producer based on the market price received from third parties or the index price defined in the contract. Under these arrangements, revenue is recognized net of the agreed-upon proceeds remitted to producers when the Company acts as an agent of the producer for the associated third-party sale. However, in certain instances the Company acts as the principal for processed residue gas and NGLs by purchasing these volumes from the associated producer at the tailgate of the plant at index prices. This purchase and the associated third-party sale are presented gross within revenues and cost of sales. c. Percent-of-products arrangements – Under percent-of-products based contract arrangements, the Company will gather and process natural gas on behalf of producers. As partial compensation for services, the producer assigns to the F-12

Table of Contents Index to Financial Statements Company, for no additional consideration, all right, title and interest, to a set percentage, as defined in the contract, of the processed residue volumes. The Company recognizes the fair value of these products as revenue when the associated performance obligation has been met. d. Product sales contracts – Under these contracts, we sell natural gas, NGLs or condensate to third parties. These sales are presented gross within revenues and cost of sales or net within revenues depending on whether the Company acts as the principal or the agent in the sale transaction as discussed above. Our fee-based service contracts primarily have a single performance obligation to deliver a series of distinct goods or services that are substantially the same and have the same pattern of transfer to our producers. For performance obligations associated with these contracts, we recognize revenues over time utilizing the output method based on the actual volumes of products delivered/sold or services performed, because the single performance obligation is satisfied over time using the same performance measure of progress toward satisfaction of the performance obligation. The transaction price under our fee-based service contracts includes variable consideration that varies primarily based on actual volumes that are delivered under the contracts. Because the variable consideration specifically relates to our efforts to transfer the services and/or products under the contracts, we allocate the variable consideration entirely to the distinct service utilizing the allocation exception guidance under Topic 606, and accordingly recognize the variable consideration as revenues at the time the good or service is transferred to the producer. We recognize revenues at a point in time for performance obligations associated with percent-of-proceeds contract elements, percent-of-products contract elements and product sale contracts, and these revenues are recognized because control of the underlying product is transferred to the customer or producer. The evaluation of when performance obligations have been satisfied and the transaction price that is allocated to our performance obligations requires judgments and assumptions, including our evaluation of the timing of when control of the underlying good or service has transferred to our producers or customers. Actual results can vary from those judgments and assumptions. Minimum Volume Commitments The Company has certain agreements that provide for quarterly or annual MVCs. Under these MVCs, our producers agree to ship and/or process a minimum volume of production on our gathering and processing systems or to pay a minimum monetary amount over certain periods during the term of the MVC. A producer must make a shortfall payment to us at the end of the contracted measurement period if its actual throughput volumes are less than its contractual MVC for that period. None of the Company’s MVC provisions allow for producers to make up past deficient volumes in a future period. However, certain MVC provisions allow producers to carryforward volumes delivered in excess of a current period MVC to future periods. The Company recognizes revenue associated with MVCs when a counterparty has not met the contractual MVC at the completion of the measurement period for the specific commitment or we determine that the counterparty cannot meet the contractual MVC by the end of the contracted measurement period. Disaggregation of Revenue The Company disaggregates revenue into categories that depict the nature, amount, and timing of revenue and cash flows based on differing economic risk profiles for each category. In concluding such disaggregation, the Company evaluated the nature of the products and services, consumer markets, sales terms, and sales channels which have similar characteristics such that the level of disaggregation provides an understanding of the Company’s business activities and historical performance. The level of disaggregation is evaluated annually and as appropriate for changes to the Company or its business, either from internal growth, acquisitions, divestitures, or otherwise. See Note 4—Revenue Recognition in the Notes to our Consolidated Financial Statements in this Annual Report for further information. Concentration Risk All operations and efforts of the Company are focused in the oil and gas industry and are subject to the related risks of the industry. The Company’s assets are located in the Permian Basin, across Texas and New Mexico. Demand for the Company’s products and services may be influenced by various regional and global factors and may impact the value of the projects the Company is developing. The Company’s concentration of customers may impact its overall business risk, either positively or negatively, in that these entities may be similarly affected by changes in the economy or other conditions. The Company’s operations involve a F-13

Table of Contents
Index to Financial Statements

variety of counterparties, both investment grade and non-investment grade. The Company analyzes the counterparties' financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis within approved tolerances, with the primary focus on published credit ratings when available and inherent liquidity metrics to mitigate credit risk. Typically, through our customer contracts, the Company takes title to the rich gas and associated plant products (NGLs and residue gas). As such, the inherent risk with these types of contracts is mitigated as the Company receives funds for the disposition and sale of such products from downstream counterparties that are large investment grade entities and is able to deduct all fees owed to it by its customers and associated costs before remitting the balance of any funds back to the relevant customer. For those few counterparties' that retain ownership of their plant products, the Company attempts to minimize credit risk exposure through its credit policies and monitoring procedures as well as through customer deposits, and letters of credit. The Company manages credit risk to mitigate credit losses and exposure to uncollectible trade receivables and generally receivables are collected within 30 days. Below is a summary of operating revenue by major customer that individually exceeded 10% of consolidated operating revenue:

	For the Year Ended December 31,		
	2025	2024	2023
		(In thousands)	
Customer 1	$ 468,674	$ 335,107	$ 278,408
Customer 2	329,090	348,769	233,109
Customer 3	292,568	372,949	205,079
Others	674,057	426,104	539,816
Consolidated Operating Revenue	$ 1,764,389	$ 1,482,929	$ 1,256,412

As of December 31, 2025 and 2024, approximately 45% and 48%, respectively, of accounts receivable and accounts receivable pledged were derived from the above customers. All operating revenue derived from above customers are included in the Midstream Logistics segment.

Major Producers are defined as our producers who we gather natural gas, crude and/or produced water and process gas and dispose of produced water from and account for 10% or more of our cost of sales as presented in the consolidated financial statements. For the year ended December 31, 2025, approximately 70% of the Company's cost of sales were derived from four producers. For the year ended December 31, 2024, approximately 59% of the Company's cost of sales were derived from two producers. For the year ended December 31, 2023, approximately 60% of the Company's cost of sales were derived from three producers. This concentration of producers may impact the Company's overall business risk, either positively or negatively, in that these entities may be similarly affected by changes in the economy or other conditions. We do not believe that a loss of revenues from any single customer would have a material adverse effect on our business, financial position, results of operations or cash flows.

The Company regularly maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to the related risks to cash and does not believe its exposure to such risk is more than nominal.

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurement* ("Topic 820"), establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and requires disclosures about the use of fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Topic 820 provides a framework for measuring fair value, establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of the counterparty's creditworthiness when valuing certain assets.

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets (Level 1 inputs). The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1 inputs: Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for a financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

F-14

Table of Contents Index to Financial Statements Level 2 inputs: Inputs, other than quoted prices in active markets, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Level 3 inputs: Prices or valuations that require unobservable inputs that are both significant to the fair value measurement and unobservable. Valuation under Level 3 generally involves a significant degree of judgment from management. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Where available, fair value is based on observable market prices or inventory parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instrument’s complexity. In addition, fair value measurements using Level 3 inputs, which involve significant unobservable inputs and management judgment, could be different if significant unobservable inputs or management judgment had been different at the reporting date. The Company’s Consolidated Balance Sheets reflect a mixture of measurement methods for financial assets and liabilities. See Note 12—Fair Value Measurements and Note 13—Derivatives and Hedging Activities in the Notes to our Consolidated Financial Statements in this Annual Report for further information. Other financial instruments are reported at historical cost or amortized cost on our Consolidated Balance Sheets. Long-term debt is primarily the other financial instrument for which carrying value could vary significantly from fair value. See Note 8—Debt and Financing Costs in the Notes to our Consolidated Financial Statements in this Annual Report for further information. Derivative Instruments and Hedging Activities FASB ASC Topic 815, Derivatives and Hedging (“Topic 815”), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company’s objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. As required by Topic 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company has not elected to apply hedge accounting to any of its current or recent derivative transactions. When the Company does not elect to apply hedge accounting, the instruments are marked-to-market each period end and changes in fair value, realized or unrealized, are recognized in earnings. Cash and Cash Equivalents The Company considers all highly liquid short-term investments with a maturity of three months or less at the time of purchase to be cash equivalents. These investments are carried at cost, which approximate fair value. As of December 31, 2025 and 2024, the Company had $4.0 million and $3.6 million, respectively, of cash and cash equivalents. Accounts Receivable and Current Expected Credit Losses Accounts receivable include billed and unbilled amounts due from customers for gas, NGLs and condensate sales, pipeline transportation, and gathering, processing and disposal fees, under normal trade terms, generally requiring payment within 30 days. The Company’s current expected credit losses are determined based upon reviews of individual accounts, existing economics, and other pertinent factors. The Company had an allowance for credit losses of $1.0 million as of December 31, 2025 and 2024. F-15

Table of Contents Index to Financial Statements Accounts Receivable Securitization Facility Pursuant to ASC 860, Transfers and Servicing, accounts receivable that are sold or contributed by the Partnership to the special purpose vehicle are treated as collateral for borrowings under the third party A/R Facility (as defined below) and are included as “Accounts receivable pledged” within the Consolidated Balance Sheets. Proceeds from the transfer of the eligible accounts receivable under the third party A/R Facility are secured borrowings included as “Current debt obligations” within our Consolidated Balance Sheets. Proceeds and repayments under such facility are reflected as cash flows from financing activities in our Consolidated Statements of Cash Flows. See Note 8—Debt and Financing Costs for further discussion. Gas Imbalance Quantities of natural gas over-delivered or under-delivered related to imbalance agreements are recorded monthly as receivables or payables using weighted-average prices at the time of the imbalance. These imbalances are typically settled with deliveries of natural gas. We had imbalance receivables of $3.6 million and $5.0 million at December 31, 2025 and 2024, respectively, which are carried at the lower of cost or market value. We had no imbalance payables at December 31, 2025 and 2024. Imbalance receivables and imbalance payables are included in “Accounts Receivable” and “Accounts Payable”, respectively, on the Consolidated Balance Sheets. Inventory Other current assets include condensate, residue gas and NGL inventories that are valued at the lower of cost or net realizable value. At the end of each reporting period, the Company assesses the carrying value of inventory and makes any adjustments necessary to reduce the carrying value to the applicable net realizable value. Inventory was valued at $4.6 million and $3.6 million as of December 31, 2025 and 2024, respectively. Property, Plant, and Equipment Property, plant and equipment are carried at cost or fair market value at the date of acquisition less accumulated depreciation. The cost basis of constructed assets includes materials, labor, and other direct costs. Major improvements or betterments are capitalized, while repairs that do not improve the life of the respective assets are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows: Estimated Useful Life Buildings 30 years Gathering and processing systems and facilities 20 years Furniture and fixtures 5 years Vehicles 5 years Computer hardware and software 3 years Leases The Company's lease portfolio includes certain real estate and equipment. The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. Operating leases are recorded on the balance sheet with operating lease assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease. The Company has elected to account for the lease and non-lease components together as a single component for all classes of underlying assets. The Company excludes variable lease payments in measuring right-of-use (“ROU”) assets and lease liabilities, other than those that depend on an index, a rate or are in-substance fixed payments. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. In addition, ROU assets include initial direct costs incurred by the lessee, as well as any lease payments made at or before the commencement date and are reduced by lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in F-16

Table of Contents Index to Financial Statements a similar economic environment. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of one year or less are excluded from ROU assets and liabilities. Capitalized Interest The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects. Deferred Financing Costs Deferred financing costs consist of fees incurred to secure debt financing and are amortized over the life of the related debt using effective interest rate method or straight-line method. Deferred financing costs associated with the Company’s unsecured term loan and senior notes are presented with the related debt on the Consolidated Balance Sheets, as a reduction to the carrying amounts. Deferred financing costs associated with the Company's revolving credit facilities are presented within “Other Current Assets” and “Deferred Charges and Other Assets” on the Consolidated Balance Sheets. Asset Retirement Obligation The Company follows the provisions of FASB ASC Topic 410, Asset Retirement and Environmental Obligations, which require the fair value of a liability related to the retirement of long-lived assets to be recorded at the time a legal obligation is incurred if the liability can be reasonably estimated. The liability is based on future retirement cost estimates and incorporates many assumptions, such as time to permanent removal, future inflation rates and the credit-adjusted risk-free rate of interest. The retirement obligation is recorded at its estimated present value with an offsetting increase to the related asset on the balance sheet. Over time, the liability is accreted to its future value, with the accretion recorded to expense. The Company’s assets generally consist of gas processing plants, crude storage terminals, saltwater disposal wells, and underground gathering and transportation pipelines installed along rights- of-way acquired from landowners and related above-ground facilities. The majority of the rights-of-way agreements do not require the dismantling and removal of the pipelines and reclamation of the rights-of-way upon permanent removal of the pipelines from service. Further, we have in place a rigorous repair and maintenance program that keeps our gathering and processing systems in good working order. As a result, the ultimate dismantlement and removal dates of the Company’s assets are not determinable. As such, the fair value of the liability is not estimable and, therefore, no asset retirement obligation has been recognized in the Consolidated Financial Statements as of December 31, 2025 and 2024. Environmental Costs The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites, if applicable. Environmental costs that relate to current operations are expensed or capitalized as appropriate. Costs are expensed when they relate to an existing condition caused by past operations and will not contribute to current or future revenue generation. Liabilities related to environmental assessments and/or remedial efforts are accrued when property or services are probable and can reasonably be estimated. See Note 17—Commitments and Contingencies for additional discussion of environmental matter-related assessment. Intangible Assets Intangible assets consist of rights of way agreements, primarily relate to underground pipeline easements and are generally for an initial term of ten years with an option to renew for an additional ten years at agreed upon renewal rates based on certain indices or up to 130% of the original consideration paid, and customer contracts, which are capitalized as a result of acquiring favorable customer contracts from business combinations with remaining contract terms that range from five years to twenty years on acquisition dates. Intangible assets are amortized on a straight- line basis over their estimated economic life or remaining term of the contract and are assessed for impairment with the associated long-lived asset group whenever impairment indicators are present. Goodwill Goodwill represents the excess of cost over the fair value of assets of businesses acquired. Goodwill is not amortized but instead is tested for impairment in accordance with FASB ASC 350, Intangibles – Goodwill and Other (“Topic 350”) at the reporting unit level at least annually. The Company’s reporting unit is subject to impairment testing annually, on November 30, F-17

Table of Contents Index to Financial Statements or more frequently if events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Topic 350 provides the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company has the unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment test. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is more than its carrying amount, a quantitative goodwill impairment test is not necessary. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will perform a quantitative goodwill impairment test. The quantitative impairment test for goodwill consists of a comparison of the fair value of a reporting unit with its carrying value, including the goodwill allocated to that reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company will recognize an impairment loss equal to the amount of the excess, limited to the amount of goodwill allocated to that reporting unit. The Company assessed relevant qualitative factors, such as the Company’s operations, actual versus budgeted results of operations, forecast, macroeconomics conditions, etc. The Company concluded there is no indication that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As such, no quantitative impairment test is necessary and the Company’s goodwill was not impaired as of December 31, 2025 and 2024. Impairment of Long-Lived Assets In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, excluding goodwill, to be held and used by the Company are reviewed for impairment if events or circumstances indicate that the fair value of the assets have decreased below their carrying value. For long-lived assets to be held and used, the Company bases their evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. The Company’s management assesses whether there has been an impairment trigger, and if a trigger is identified, then the Company would perform an undiscounted cash flow test at the lowest level for which identifiable cash flows are independent of cash flows from other assets. If the sum of the undiscounted future net cash flows is less than the net book value of the property, an impairment loss is recognized for any excess of the property’s net book value over its estimated fair value. There was no impairment trigger event observed in 2025 and 2024. The Company did not recognize impairment losses for long-lived assets during the years ended December 31, 2025 and 2024. Variable Interest Entity The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity’s economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. In the event that the Company is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity would be consolidated in our financial statements. The Company has determined that it has significant influence over the operating and financial policies of the two pipeline entities in which it is invested, but does not exercise control over them; and hence, it accounts for these investments using the equity method. Refer to Note 7—Equity Method Investments in the Notes to our Consolidated Financial Statements in this Annual Report. Equity Method Investments The Company follows the equity method of accounting when it does not exercise control over its equity interests but can exercise significant influence over the operating and financial policies of the entity. Under this method, the equity investments are carried originally at acquisition cost, increased by the Company’s proportionate share of the equity interest’s net income and contributions made, and decreased by the Company’s proportionate share of the equity interest’s net losses and distributions received. The Company determines whether distributions are a return on or a return of the investment based on the nature of the distribution approach, under which the Company classifies distributions from an investee by evaluating the facts, circumstances and nature of each distribution. For distributions from the Company’s EMI pipeline entities that are generated from their respective normal course of business, the Company classifies the distributions as returns on investment and as cash flows from operating activities. For distributions that are a return of the investment, the Company classifies the distribution as cash flows from investing activities. Please refer to Note 7—Equity Method Investments in the Notes to our Consolidated Financial Statements in this Annual Report, for further information of the Company’s EMIs. F-18

Table of Contents Index to Financial Statements Other Assets The Company’s accounting policy is to classify its line fill as an other long-term asset to be consistent with industry practices and given line fill is required on certain third-party pipelines to properly flow the Company’s product. Additionally, this line fill is contractually required to be maintained through the life of the contract with our counterparty and therefore will not be settled within an operating period. Accordingly, the Company had NGL and gas line fill of $23.3 million and $16.8 million within other assets as of December 31, 2025 and 2024, respectively. Redeemable Noncontrolling Interest — Common Units Limited Partners Pursuant to the Contribution Agreement, in connection with the Closing, (i) Contributor contributed all the equity interests of the Contributed Entities to the Partnership; and (ii) in exchange for such contribution, the Partnership issued 50,000,000 (pre-stock split) common units representing limited partner interests in the Partnership and the Company issued 50,000,000 (pre-stock split) shares of the Company’s Class C Common Stock, par value $0.0001 per share, to Contributor. Please refer to Note 1—Description of Business and Basis of Presentation in the Notes to our Consolidated Financial Statements in this Annual Report. The Common Units are redeemable at the option of unit holders and accounted for in the Company’s Consolidated Balance Sheets as a redeemable noncontrolling interest classified as temporary equity. The Company records the redeemable noncontrolling interest at the higher of (i) its initial value plus accumulated earnings/losses associated with the noncontrolling interest or (ii) the maximum redemption value as of the balance sheet date. The redemption value was determined based on a 5-day volume weighted-average closing price of the Company’s Class A Common Stock, par value $0.0001 per share. See discussion and additional details in Note 11—Equity in the Notes to our Consolidated Financial Statements in this Annual Report. Share-Based Compensation On Altus Closing Date, all outstanding Class A-1 and Class A-2 units from BCP were cancelled and exchanged for shares of Class A Common Stock (“Class A Shares”). The Class A Shares are held in escrow and vest over three to four years. Similarly, the Class A-3 units from BCP were exchanged for shares of Class C Common Stock and a corresponding number of Common Units (“Class C Shares”) and vest over four years. In addition, the Company granted restricted stock units (“RSUs”) to its officers, directors and employees pursuant to the Company’s 2019 Omnibus Compensation Plan, as amended from time to time. Such RSUs may be settled only for shares of Class A Common Stock on a one-for-one basis, contingent upon continued employment. The Class A and Class C Shares and RSUs are recorded at grant-date fair value and compensation expense is recognized on a straight‑line basis over the vesting period within “General and Administrative Expense” of the Consolidated Statements of Operations in accordance with FASB ASC 718, Compensation - Stock Compensation (“ASC 718”). Forfeitures are recognized as they occur. The Company grants performance stock units (“PSUs”) pursuant to the Company’s 2019 Omnibus Compensation Plan, as amended from time to time to certain of its employees and executives. These PSUs vest and become earned upon the achievement of certain performance goals based on the Company’s annualized absolute total stockholder return and the Company’s relative total stockholder return as compared to the performance peer group during a three-year performance period. Depending on the results achieved during the three-year performance period, the actual number of Class A Common Stock that a holder of the PSUs earns at the end of the performance period may range from 0% to 200% of the target number of PSUs granted. The fair value of the PSUs is determined using a Monte Carlo simulation at the grant date. The Company recognizes compensation expense for PSUs on a straight-line basis over the performance period within “General and Administrative Expense” of the Consolidated Statements of Operations in accordance with FASB ASC 718. Any PSU not earned at the end of the performance period will be forfeited. See further discussion of the Company’s assessment in Note 14—Share-Based Compensation in the Notes to our Consolidated Financial Statements in this Annual Report. Income Taxes The Company is subject to federal income, state income, and Texas margin tax. The Texas margin tax is assessed on corporations, limited liability companies, and limited partnerships. As such, the Company accounts for state income taxes in accordance with the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of temporary differences, at enacted statutory rates, between the consolidated financial statement carrying amounts and the tax bases of existing assets and liabilities. Income tax or benefit represents the current tax payable or refundable for the period, as applicable, plus or minus the tax effect of the net change in the deferred tax assets and liabilities. F-19

Table of Contents Index to Financial Statements The Company routinely assesses its ability to realize its deferred tax assets. If the Company concludes that it is more likely than not that some or all of its deferred tax assets will not be realized, the tax asset is reduced by a valuation allowance. See further discussion of the Company’s assessment in Note 15—Income Taxes in the Notes to our Consolidated Financial Statements in this Annual Report. During the year ended December 31, 2025, the Company adopted ASU 2023-09 prospectively to expand its income tax disclosure, see below Recently Adopted Accounting Pronouncement for impact of ASU 2023-09 on the Consolidated Financial Statements. See further discussion of the Company’s assessment in Note 15—Income Taxes in the Notes to our Consolidated Financial Statements in this Annual Report. Dividends Common Stock dividends declared are recorded as a reduction of retained earnings to the extent that retained earnings was available at the close of the prior quarter, with any excess recorded as a reduction of additional paid-in capital. Net Income Per Share Basic EPS is calculated by dividing net income attributable to Class A common shareholders by the weighted-average number of shares of Class A Common Stock outstanding during the period. Class C Common Stock is excluded from the weighted-average shares outstanding for the calculation of basic net income per share, as holders of Class C Common Stock are not entitled to any dividends or liquidating distributions. The Company uses the “if-converted method” to determine the potential dilutive effect of an assumed exchange of outstanding Common Units (and the cancellation of a corresponding number of shares of outstanding Class C Common Stock) for shares of Class A Common Stock and includes the dilutive effect of unvested Class A common shares in the diluted weighted average outstanding shares calculation. Recently Adopted Accounting Pronouncement Effective January 1, 2025, the Company adopted ASU 2023-09, which was applied prospectively to the year ended December 31, 2025. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation, (2) provide additional information, such as nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items, for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate), (3) the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and (4) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). In addition, the amendments in this update eliminate the requirement for all entities to (1) disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or (2) make a statement that an estimate of the range cannot be made. See further discussion in Note 15—Income Taxes in the Notes to our Consolidated Financial Statements in this Annual Report. Recent Accounting Pronouncement Not Yet Adopted In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”). The new standard requires that at each interim and annual reporting period an entity: (1) Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). (2) Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements. (3) Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. (4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures - Clarifying the Effective Date (“ASU 2025- 01”). ASU 2024-03 and ASU 2025-01 apply to all public business entities and are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. F-20

Table of Contents Index to Financial Statements The Company is currently evaluating the effect that ASU 2024-03 and 2025-01 will have on the disclosures within its Consolidated Financial Statements. In May 2025, the FASB issued ASU 2025‑03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025‑03”). This ASU revises the guidance for determining the accounting acquirer in a business combination when the legal acquiree is a VIE. The amendments eliminate the previous requirement that the primary beneficiary of a VIE is always the accounting acquirer and instead require that, for acquisitions primarily effected through the exchange of equity interests, an entity: (1) Apply the general accounting acquirer factors in ASC 805‑10‑55‑12 through 55‑15—including relative voting rights, governance, senior management composition, and terms of the exchange to determine the accounting acquirer, regardless of whether the legal acquiree is a VIE. (2) Assess whether a reverse acquisition has occurred, as the new guidance now permits transactions involving a VIE to be accounted for as reverse acquisitions when supported by the ASC 805 factors. (3) Apply the guidance prospectively to all business combinations occurring on or after the date of initial adoption. The ASU does not change the existing guidance when the legal acquiree is a VIE that does not meet the definition of a business. ASU 2025‑03 applies to all entities involved in acquisition transactions primarily effected through the exchange of equity interests when the legal acquiree is a VIE that meets the definition of a business. This ASU is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the effect that ASU 2025‑03 will have on the accounting for future business combinations and the related disclosures within its Consolidated Financial Statements. In December 2025, the FASB issued ASU 2025‑11, Interim Reporting (Topic 270): Narrow‑Scope Improvements (“ASU 2025‑11”), which clarifies and reorganizes the guidance in Topic 270 to improve navigability and ensure consistent application of interim reporting requirements. The new standard enhances clarity around the form, content, and disclosures required in interim periods. Specifically, the amendments require that an entity: (1) Clarify the form and content of interim financial statements and accompanying notes, including identifying when condensed financial statements are permitted and aligning form and content requirements for both SEC registrants and non‑SEC registrants. (2) Provide a comprehensive list of required interim disclosures within Topic 270, consolidating disclosure requirements from numerous Codification topics into a single, navigable location to reduce complexity and improve consistency. (3) Apply a new disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that materially affect the entity. (4) Follow clarified scope provisions stating that Topic 270 applies to all entities that provide a full set of interim financial statements and accompanying notes in accordance with U.S. GAAP, while clarifying that Topic 270 does not apply to limited interim information such as single‑statement reporting, selected account balances, ratios, or partial disclosures. ASU 2025‑11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027, and for all other entities for interim periods within annual periods beginning after December 15, 2028. Entities may apply the amendments prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating the effect that ASU 2025‑11 will have on future interim reporting disclosures within its Consolidated Financial Statements. In December 2025, the FASB issued ASU 2025‑12, Codification Improvements, as part of its ongoing project to address technical corrections, clarify guidance, and improve the usability of the ASC. The amendments span multiple topics which primarily: (1) Clarify and correct existing guidance across several Codification Topics, including refinements to the calculation of diluted earnings per share, the treatment of lease receivables from sales‑type or direct financing leases, the calculation of reference amounts for certain beneficial interests, and the accounting for treasury stock retirements. (2) Clarify when receivables transferred from contracts with customers are subject to ASC 860, and confirm that not‑for‑profit entities must apply credit‑loss guidance to receivables arising from exchange transactions. (3) Enhance overall Codification consistency and navigability by resolving unintended application issues, making minor technical edits, and consolidating clarifications across numerous Topics. ASU 2025‑12 is effective for all entities for annual periods beginning after December 15, 2026, including interim periods within those annual periods, with adoption applied prospectively. The Company is currently evaluating the effect of ASU 2025-12 on the Consolidated Financial Statements and expects to adopt applicable required improvements when this ASU becomes effective. 3.    BUSINESS COMBINATIONS For acquired businesses, we recognize the identifiable assets acquired and the liabilities assumed at their estimated fair values on the date of acquisition with any excess purchase price over the fair value of net assets acquired recorded to goodwill. Determining the fair value of these items requires management’s judgment and the utilization of an independent valuation specialist, if applicable, and involves the use of significant estimates and assumptions. F-21

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Index to Financial Statements

As of December 31, 2025, our allocations of purchase price for acquisitions made during 2025 and 2024 are detailed below:

	Acquisition Date	Acquisition	Consideration Transferred	Current Assets	Property Plant & Equipment	Intangible Assets	Other Long Term Assets	Liabilities	Contingent Consideration
						(In thousands)			
(1)	Q1 2025	Barilla Draw	$ 175,481	$ —	$ 164,981	$ 10,500	$ 15,652	$ 15,652	$ —
(2)	Q2 2024	Durango Permian, LLC	$ 781,167	$ 61,171	$ 627,452	$ 183,000	$ 3,621	$ 89,577	$ 4,500

Barilla Draw Acquisition

On January 14, 2025, the Company completed the previously announced bolt-on acquisition with Permian Resources Corporation, who directly owns all of the issued and outstanding membership interests of (a) Permian Gathering and (b) Barilla Draw, to acquire all issued and outstanding membership interests of Permian Gathering and Barilla Draw for $175.5 million of cash consideration. Assets acquired consisted of natural gas and crude gathering pipelines and compression of $165.0 million, intangible right-of-way assets of $10.5 million and operating lease right of use assets of $15.7 million. Acquired gathering pipelines and compression were valued based on replacement cost along with economic obsolescence adjustments. These assets are depreciated over an estimated useful life of 20 years. Intangible right-of-way assets were valued based on the across the fence method and are amortized over an estimated useful life of seven years. Acquired net assets from this business combination were included in the Midstream Logistics segment. This transaction was accounted for as a business combination in accordance with ASC 805 *Business Combination* ("ASC 805"). The Barilla Draw Acquisition provides a multi-stream opportunity for natural gas gathering, compression and processing, as well as crude gathering services for the Company.

For the year ended December 31, 2025, the Company recorded measurement period adjustment totaling $2.9 million related to working capital settlement for the effective period. Acquisition-related costs were immaterial for this transaction. For the year ended December 31, 2025, excluding intercompany revenue and cost of sales, Barilla Draw recorded revenues of $24.6 million and net income of $3.5 million.

Supplemental pro forma information is omitted for the Barilla Draw Acquisition as Permian Gathering and Barilla Draw's historical financial records are unavailable and cannot be reconstructed without undue cost and effort.

Durango Acquisition

On June 24, 2024, the Company consummated the transaction contemplated by the Durango MIPA, dated May 9, 2024, by and between the Company, the Partnership, and the Durango Seller, pursuant to which the Partnership purchased all of the membership interests of Durango from the Durango Seller for an adjusted purchase price of approximately $785.7 million. Durango Seller is entitled to an earnout of up to $75.0 million in cash (the "Kings Landing Earnout"), contingent upon the completion of the Kings Landing gas processing complex in Eddy County, New Mexico (the "Kings Landing Project"), which was placed into service in September 2025. The Kings Landing Earnout is subject to reductions based on actual capital costs associated with the Kings Landing Project. The Company recorded a contingent liability related to the Kings Landing Earnout based on project completion probability. See additional information in *Note 17—Commitments and Contingencies* in the Notes to our Consolidated Financial Statements set forth in this Form 10-K. The Durango Acquisition allows the Company to further expand its footprint into New Mexico and across the Northern Delaware Basin. The Durango Acquisition was accounted for as a business combination in accordance with ASC 805 and acquired net assets were included in the Midstream Logistics segment.

4. REVENUE RECOGNITION

The following table presents a disaggregation of the Company's revenue:

	For the Year Ended December 31, 2025	2024	2023
		(In thousands)	
Gathering and processing services	$ 445,496	$ 408,000	$ 417,751
Natural gas, NGLs and condensate sales	1,307,228	1,062,986	822,410
Other revenue	11,665	11,943	16,251
Total revenues	$ 1,764,389	$ 1,482,929	$ 1,256,412

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There have been no significant changes to the Company's contracts with customers during the years ended December 31, 2025, 2024 and 2023 aside from the addition of certain gas gathering and processing agreements associated with the Durango Acquisition in 2024 and the Barilla Draw Acquisition in January 2025. Contracts with customers acquired through these acquisitions have similar structures as the Company's existing contracts with customers. For the years ended December 31, 2025, 2024 and 2023 the Company recognized revenues from MVC deficiency payments of $2.0 million, $0.1 million and $1.6 million, respectively.

Remaining Performance Obligations

The following table presents our estimated revenue from contracts with customers for remaining performance obligations that has not yet been recognized, representing our contractually committed revenues as of December 31, 2025:

Fiscal Year	Amount (In thousands)
2026	$ 52,563
2027	70,923
2028	76,098
2029	73,500
2030	88,896
Thereafter	87,532
	$ 449,512

Our contractually committed revenue, for purposes of the tabular presentation above, is limited to customer contracts that have fixed pricing and fixed volume terms and conditions, generally including contracts with payment obligations associated with MVCs.

Contract Liabilities

The following provides information about contract liabilities from contracts with customers:

(In thousands)	2025	2024
Balance as of January 1	$ 26,665	$ 32,238
Reclassification of beginning contract liabilities to revenue as a result of performance obligations being satisfied	(8,662)	(7,003)
Cash received in advance and not recognized as revenue	18,629	1,430
Balance as of December 31	36,632	26,665
Less: Current portion	5,673	5,680
Non-current portion	$ 30,959	$ 20,985

Contract liabilities relate to payments received in advance of satisfying performance obligations under a contract, which result from contribution in aid of construction payments. Current and noncurrent contract liabilities are included in "Other Current Liabilities" and "Contract Liabilities", respectively, of the Consolidated Balance Sheets.

Contract liabilities balance as of December 31, 2025 increased $10.0 million compared to that as of December 31, 2024. Higher contract liabilities balance is primarily due to an increase in cash received in advance for new customer contracts during the year and slightly offset by an increase in reclassification of beginning contract liabilities to revenue as a result of performance obligations being satisfied.

Contract Cost Assets

The Company has capitalized certain costs incurred to obtain a contract or additional contract dedicated acreage or volumes that would not have been incurred if the contract or associated acreage and volumes had not been obtained. These costs are recovered through the net cash flows of the associated contract. As of December 31, 2025 and 2024, the Company had contract cost assets of $61.6 million and $64.6 million, respectively. Current and noncurrent contract cost assets are included in "Prepaid and Other Current Assets" and "Deferred Charges and Other Assets", respectively, of the Consolidated Balance Sheets. The Company amortizes these assets as cost of sales on a straight-line basis over the life of the associated long-term

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Index to Financial Statements

customer contract. For the years ended December 31, 2025, 2024 and 2023, the Company recognized cost of sales associated with these assets of $6.8 million, $6.6 million and $6.6 million, respectively.

Contract cost assets balance as of December 31, 2025, decreased $3.0 million compared to that as of December 31, 2024. The decrease was primarily related to the amortization of these assets during 2025, slightly offset by an increase in capitalized costs for new customer contracts.

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment, net at carrying value, is as follows:

	December 31,	
	2025	2024
	(In thousands)	
Gathering, processing, and transmission systems and facilities	$ 4,741,741	$ 3,977,825
Vehicles	19,802	15,659
Computers and equipment	12,509	7,872
Less: accumulated depreciation	(1,048,589)	(813,371)
Total depreciable assets, net	3,725,463	3,187,985
Construction in progress	105,219	215,168
Land	35,554	30,711
Total property, plant, and equipment, net	$ 3,866,236	$ 3,433,864

The cost of property classified as "Construction in progress" is excluded from capitalized costs being depreciated. These amounts represent property that is not yet available to be placed into productive service as of the respective reporting date. The Company recorded $240.9 million, $184.1 million and $158.6 million of depreciation expense for the years ended December 31, 2025, 2024 and 2023, respectively.

Capitalized interest included in property, plant and equipment amounted to $14.5 million, $8.3 million and $6.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

6. INTANGIBLE ASSETS, NET

Intangible assets, net are comprised of the following:

	December 31, 2025			December 31, 2024		
(In thousands)	Gross Amount	Accumulated Amortization	Net	Gross Amount	Accumulated Amortization	Net
Customer contracts	$ 1,276,009	$ (862,508)	$ 413,501	$ 1,270,106	$ (739,050)	$ 531,056
Right of way assets	238,876	(99,147)	139,729	196,979	(75,545)	121,434
Total	$ 1,514,885	$ (961,655)	$ 553,230	$ 1,467,085	$ (814,595)	$ 652,490

At December 31, 2025, the remaining customer contract amortization terms range from 1 month to 16 years with weighted average amortization periods of approximately 6.34 years, and the right-of-way assets remaining amortization terms range from 7 months to 14 years with weighted average amortization periods of approximately 6.44 years. The overall remaining weighted average amortization period for the intangible assets as of December 31, 2025 was approximately 6.66 years.

The Company recorded $141.7 million, $140.1 million and $122.3 million of amortization expenses for the years ended December 31, 2025, 2024 and 2023, respectively. There was no impairment recognized on intangible assets for the years ended December 31, 2025, 2024 and 2023, respectively.

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Index to Financial Statements

Estimated aggregate amortization expense for the remaining unamortized balance in future years is as follows:

Fiscal Year	Amount (In thousands)
2026	$ 142,704
2027	107,930
2028	61,976
2029	57,438
2030	53,342
Thereafter	129,840
Total	$ 553,230

7. EQUITY METHOD INVESTMENTS

As of December 31, 2025, the Company owned investments in the following long-haul pipeline entities in the Permian Basin. These investments were accounted for using the equity method of accounting. For each EMI pipeline entity, the Company has the ability to exercise significant influence based on certain governance provisions and its participation in the significant activities and decisions that impact the management and economic performance of the EMI pipeline.

The table below presents the ownership percentages and investment balances held by the Company for each entity:

	December 31,			
	2025		2024	
	(In thousands, except for ownership percentages)			
	Ownership	Amount	Ownership	Amount
PHP	55.5 %	$ 1,591,384	55.5 %	$ 1,607,323
Breviloba	33.0 %	417,341	33.0 %	428,383
EPIC[(1)]	— %	—	27.5 %	82,172
		$ 2,008,725		$ 2,117,878

1) The Company owned 27.5% of EPIC as of December 31, 2024. On October 31, 2025, the Company consummated the EPIC Sale (defined below) to sell all its equity interest in EPIC and received $504.2 million of upfront cash consideration.

During the third quarter 2024, the Company entered into an Equity Sale and Purchase Agreement with third parties to purchase a 12.5% equity interest in EPIC, increasing our total equity interest in EPIC to 27.5%. During the fourth quarter 2025, the Company consummated the previously announced Sale and Purchase Agreement with affiliates of Diamondback Energy, Inc. (together with the Company, the “Sellers”) and affiliates of Plains All American Pipeline, L.P. (the “Buyer”) to sell, collectively, 55% of the outstanding interests in EPIC (“EPIC Sale”). The Company received $504.2 million of upfront cash consideration in exchange for all of its respective interest in EPIC. In addition, the Company can receive approximately $96.0 million attributable to an earnout, payable upon the approval by the board of directors of the general partner of EPIC of one or more capital projects that achieve certain capacity expansion criteria. The Company recognized a net gain of $415.4 million for the year ended December 31, 2025 in relation to the EPIC Sale.

On June 4, 2024, the Company consummated the previously announced transaction contemplated by the Purchase and Sale Agreement dated as of May 9, 2024, to sell its 16% equity interest in GCX to GCX Pipeline, LLC (the "GCX Buyer") for an adjusted price of $524.4 million (the "GCX Sale"), including a $30.0 million earnout in cash upon the approval by the GCX board of directors of one or more capital projects that achieve certain capacity expansion criteria. The Company recognized a net gain of $89.8 million for the year ended December 31, 2024 in relation to this transaction.

As of December 31, 2025 and 2024, the unamortized net basis differences included in the EMI Pipelines’ investment balances were $193.6 million and $40.3 million, respectively. The increase was due to write off of unaccreted basis differences related to the EPIC Sale totaling $155.7 million. The basis differences represent differences in the Company’s contributions to date and the Company’s underlying equity in the separate net assets within the financial statements of the respective entities. Unamortized basis differences will be amortized into equity income over the useful lives of the underlying pipeline assets. In addition, there was capitalized interest of $23.0 million and $23.9 million as of December 31, 2025 and 2024, respectively. Capitalized interest is amortized on a straight-line basis into equity income.

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The following table presents the activities in the Company's EMIs:

	PHP	Breviloba	GCX	EPIC	Total
			(In thousands)		
Balance at December 31, 2023	$ 1,666,254	$ 443,684	$ 431,051	$ —	$ 2,540,989
Acquisitions	—	—	—	85,417	85,417
Contributions	3,273	—	—	—	3,273
Distributions[1]	(236,285)	(42,156)	(15,610)	—	(294,051)
Disposition	—	—	(430,941)	—	(430,941)
Equity income (loss), net[2]	174,081	26,855	15,500	(3,245)	213,191
Balance at December 31, 2024	$ 1,607,323	$ 428,383	$ —	$ 82,172	$ 2,117,878
Contributions	1,206	—	—	—	1,206
Distributions[1]	(192,695)	(50,660)	—	(5,500)	(248,855)
Disposition	—	—	—	(87,855)	(87,855)
Equity income, net[2]	175,550	39,618	—	11,183	226,351
Balance at December 31, 2025	$ 1,591,384	$ 417,341	$ —	$ —	$ 2,008,725

1) For the year ended December 31, 2025, distributions consisted of a return on investment of $246.0 million, which was included in cash flows from operating activities, and a return of investment of $2.9 million, which was included in cash flows from investing activities. For the year ended December 31, 2024, distributions consisted of a return on investment of $290.0 million, which was included in cash flows from operating activities, and a return of investment of $4.1 million , which was included in cash flows from investing activities.

2) For the year ended December 31, 2025, net of amortization and accretion of basis differences and capitalized interest, which represents undistributed earnings, the amortization (accretion) was $7.9 million from PHP, $0.7 million from Breviloba and $(5.3) million from EPIC. For the year ended December 31, 2024, net of amortization and (accretion) of basis differences and capitalized interest, which represents undistributed earnings, the amortization (accretion) was $7.9 million from PHP, $0.7 million from Breviloba, $2.7 million from GCX and $(3.2) million from EPIC.

Summarized Financial Information

The following represents selected income statement and balance sheet data for the Company's EMI pipeline entities (on a 100 percent basis):

	For the Year Ended December 31, 2025		
	PHP	Breviloba	EPIC[2]
Statements of Operations		(In thousands)	
Revenues	$ 517,844	$ 217,893	$ 326,741
Operating income	332,694	119,261	94,998
Net income	332,107	117,090	20,903

	For the Year Ended December 31, 2024			
	PHP	Breviloba	GCX[1]	EPIC
Statements of Operations		(In thousands)		
Revenues	$ 508,137	$ 193,118	$ 151,486	$ 382,958
Operating income	326,338	87,301	110,679	92,566
Net income (loss)	327,335	87,886	110,458	(46,986)

	For the Year Ended December 31, 2023			
	PHP	Breviloba	GCX	EPIC
Statements of Operations		(In thousands)		
Revenues	$ 401,668	$ 188,921	$ 364,223	$ 347,436
Operating income	259,872	93,763	267,019	55,830
Net income (loss)	261,332	94,378	273,194	(77,825)

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	December 31,						
	2025			2024			
	PHP	Breviloba	EPIC(2)	PHP	Breviloba	GCX(1)	EPIC
Balance Sheets				(In thousands)			
Current assets	$ 104,719	$ 32,768	$ 153,620	$ 84,566	$ 28,302	$ 47,649	$ 181,867
Noncurrent assets	2,429,988	1,198,086	1,854,701	2,474,121	1,237,862	1,524,798	1,937,058
Total assets	$ 2,534,707	$ 1,230,854	$ 2,008,321	$ 2,558,687	$ 1,266,164	$ 1,572,447	$ 2,118,925
Current liabilities	$ 32,261	$ 12,412	$ 44,272	$ 42,636	$ 14,639	$ 21,973	$ 80,994
Noncurrent liabilities	—	12,528	1,120,142	—	9,187	302	1,197,849
Equity	2,502,446	1,205,914	843,907	2,516,051	1,242,338	1,550,172	840,082
Total liabilities and equity	$ 2,534,707	$ 1,230,854	$ 2,008,321	$ 2,558,687	$ 1,266,164	$ 1,572,447	$ 2,118,925

1) Represented summarized financial information from GCX for the five month period ended and as of May 31, 2024 as the Company sold all its equity interest in GCX on June 4, 2024.

2) Represented summarized financial information from EPIC for the ten month period ended and as of October 31, 2025 as the Company sold all its equity interest in EPIC on October 31, 2025.

8. DEBT AND FINANCING COSTS

Term Loan Credit Agreement

On May 30, 2025, the Partnership entered into a term loan credit agreement (the "Term Loan Credit Agreement") among Toronto Dominion (Texas) LLC, as administrative agent and the banks and other financial institutions party thereto, as lenders. The Term Loan Credit Agreement provides for a $1.15 billion senior unsecured credit facility and matures on May 30, 2028. The obligations under the Term Loan Credit Agreement are guaranteed by the Company.

In connection with entry into the Term Loan Credit Agreement, the Partnership paid fees and expenses to third parties totaling $1.2 million, which was capitalized as debt issuance cost, and paid fees directly to lenders totaling $1.8 million, which was capitalized as original debt discount. Capitalized debt issuance cost and original debt discount were included in the Consolidated Balance Sheets as direct deductions to the term loan and is amortized over the life of the term loan using the effective interest method.

The Term Loan Credit Agreement provides for borrowings of either at the Partnership's option, base rate loans or term SOFR loans. Base rate loans bear interest at a rate per annum equal to the greatest of (a) the prime rate as quoted by The Wall Street Journal from time to time, (b) the greater of (i) the federal funds effective rate and (ii) the overnight bank funding rate, plus 1/2 of 1.0% and (c) the adjusted term SOFR rate for an interest period of one month plus 1%, plus a margin that ranges between 0.25% and 1.0%, depending on the credit rating of the Partnership. SOFR loans bear interest at a rate per annum equal to the term SOFR rate for one, three or six month interest periods plus 0.10%, plus a margin that ranges between 1.25% and 2.0%, depending on the credit rating of the Partnership.

Revolving Credit Agreement

On May 30, 2025, the Partnership entered into a new revolving credit agreement (the "Revolving Credit Agreement") among PNC Bank, National Association, as administrative agent ("PNC Bank"), and the banks and other financial institutions party thereto, as lenders. The Revolving Credit Agreement provides for a $1.60 billion senior unsecured revolving credit facility, which includes a $200.0 million sublimit for the issuance of letters of credit, and a $300.0 million sublimit for swingline loans. All borrowings under the Revolving Credit Agreement will mature on May 30, 2030, unless such maturity date is adjusted in accordance with the Revolving Credit Agreement. The obligations under the Revolving Credit Agreement are guaranteed by the Company.

The aggregate fees and expenses paid directly to lenders and third parties in connection with the Revolving Credit Agreement, totaled $6.9 million, which were capitalized as debt issuance costs, were included in "Deferred charges and other assets" on the Consolidated Balance Sheets and amortized over the term of the revolving credit facility to interest expense using straight-line method.

The Revolving Credit Agreement provides for borrowings of either, at the Partnership's option, base rate loans or term SOFR loans or, with respect to swingline loans, simple SOFR loans. Base rate loans bear interest at a rate per annum equal to

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Table of Contents Index to Financial Statements the greatest of (a) the prime rate as announced from time to time by PNC Bank, (b) the greater of (i) the federal funds effective rate and (ii) the overnight bank funding rate, plus 1/2 of 1% and (c) the adjusted term SOFR rate for an interest period of one month plus 1%, plus a margin that ranges between 0.25% and 1.0%, depending on the credit rating of the Partnership. SOFR loans bear interest at a rate per annum equal to the term SOFR rate for one, three or six month interest periods plus 0.10%, plus a margin that ranges between 1.25% and 2.0%, depending on the credit rating of the Partnership. In addition, the Partnership is required to pay to each lender a commitment fee on the daily unfunded amount of such lender’s revolving commitment, which accrues at a rate that ranges between 0.15% and 0.35% depending on the credit rating of the Partnership. Repayment of Existing Credit Facilities On May 30, 2025, in connection with entry into the Term Loan Credit Agreement and the Revolving Credit Agreement, the Company repaid all outstanding borrowings under and extinguished (1) the 2022 term loan credit agreement, dated June 8, 2022 and (2) the 2022 revolving credit agreement, dated June 8, 2022. The Company recorded a loss on debt extinguishment of $0.6 million for the extinguishment of these existing credit facilities. Accounts Receivable Securitization Facility On April 1, 2025, the Partnership entered into an amendment to its accounts receivable securitization facility dated April 2, 2024 (the “A/R Facility” and as amended, the “Amended A/R Facility”) to increase the facility limit to $250.0 million and extend the Scheduled Termination Date to March 31, 2026, with a Final Maturity Date of the earlier of (a) 60 days following the Scheduled Termination Date, and (b) the Termination Date unless such Termination Date occurs solely as a result of the Scheduled Termination Date’s occurrence. In addition, the amendment eliminated certain Sustainability Performance Targets applicable to the Partnership and the Company under the Receivables Purchase Agreement. Pursuant to the Amended A/R Facility, the Company and certain of its subsidiaries continuously transfer receivables to Kinetik Receivables LLC (“Kinetik Receivables”), who then transfers receivables that meet certain qualifying conditions to third-party purchasers in exchange for cash. These receivables are held by Kinetik Receivables and pledged to secure the collectability of the sold receivables and are accounted for as secured borrowings. The amount available for borrowing at any one time under the Amended A/R Facility is limited to an amount calculated based on the outstanding balance of eligible receivables sold to the purchasers, subject to certain reserves, concentration limits, and other limitations. As of December 31, 2025, eligible accounts receivable of $165.2 million were pledged to the Amended A/R Facility as collateral. The aggregate fees and expenses paid directly to third parties for the amendment totaled $0.3 million, which were capitalized as debt issuance costs and included in the Consolidated Balance Sheets as a current asset within “Prepaid and other current assets”, and are amortized over the term of the Amended A/R Facility to interest expense using the straight-line method. The unamortized debt issuance costs related to the Amended A/R Facility were immaterial as of December 31, 2025. December 2028 Sustainability-Linked Senior Notes On March 14, 2025, the Company completed an additional private placement of $250.0 million aggregate principal amount of 6.625% Sustainability-Linked Senior Notes due 2028 (the “New 2028 Notes”) at 101.25% of par. The aggregate fees and expenses totaling $3.7 million paid to third parties to issue the New 2028 Notes and the initial purchasers’ discount of $2.5 million were capitalized as debt issuance cost and original debt discount, respectively. These capitalized costs were included in the Consolidated Balance Sheets as a direct deduction to the New 2028 Notes. In addition, original debt premium of $3.1 million was added to the New 2028 Notes. The debt issuance cost and original debt discount are amortized, and the debt premium is accreted to interest expense over the term of the New 2028 Notes using the effective interest method. The New 2028 Notes were issued as additional notes under the indenture dated as of December 6, 2023, as may be supplemented from time to time (the “Indenture”), pursuant to which the Partnership has previously issued $800.0 million aggregate principal amount of 6.625% Sustainability-Linked Senior Notes due 2028 (the “Existing Notes” and together with the New 2028 Notes, the “2028 Notes”). The New 2028 Notes and the Existing Notes are treated as a single series of securities under the Indenture and vote together as a single class, and the New 2028 Notes have substantially identical terms, other than the issue date, issue price and the first interest payment date, and the Existing Notes. Interest on the 2028 Notes is payable semi-annually in arrears on June 15 and December 15 of each year. F-28

Table of Contents Index to Financial Statements June 2030 Sustainability-Linked Senior Notes On June 8, 2022, the Partnership completed a private placement of $1.00 billion aggregate principal amount of its 5.875% Senior Notes due 2030 (the “2030 Notes”), which are fully and unconditionally guaranteed by the Company. The 2030 Notes were issued at 99.59% of their face amount and will mature on June 15, 2030. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. The aggregate fees and expenses paid to obtain the 2030 Notes totaled $21.5 million and were capitalized as debt issuance costs and included in the Consolidated Balance Sheets. Compliance with our Covenants The Term Loan Credit Agreement and the Revolving Credit Agreement contain customary covenants and restrictive provisions which may, among other things, limit the Partnership’s ability to create liens, incur additional indebtedness and make restricted payments and the Partnership’s ability to liquidate, dissolve, consolidate with or merge into or with any other person. The 2030 Notes and the 2028 Notes also contain covenants and restrictive provisions, which may, among other things, limit the Partnership’s and its subsidiaries’ ability to create liens to secure indebtedness. The Amended A/R Facility contains covenants and restrictive provisions with respect to the Partnership and Kinetik Receivables that are customary for accounts receivable securitization facilities. As of December 31, 2025, the Partnership is in compliance with all customary and financial covenants. Letters of Credit Our Revolving Credit Facility maturing on May 30, 2030, includes a $200.0 million sublimit for the issuance of letters of credit. Our obligations with respect to related letters of credit totaled $12.6 million as of December 31, 2025 and 2024. Fair Value of Financial Instruments The fair value of the Company and its subsidiaries’ consolidated debt as of December 31, 2025 and 2024 was $3.88 billion and $3.52 billion, respectively. At December 31, 2025, the 2030 Notes and the 2028 Notes’ fair value was based on quoted market price, which was classified as Level 1 inputs, the Term Loan and Revolving Credit Facility’s fair value was estimated based on applicable interest rate and SOFR Spread, which were classified as Level 3 inputs and the Amended A/R Facility’s fair value approximated its carrying value due to its short term nature. The following table summarizes the Company’s debt obligations: December 31, 2025 2024 (In thousands) A/R Facility $ 165,200  $ 140,200           Total current debt obligations $ 165,200  $ 140,200  Unsecured term loan $ 1,150,000  $ 1,000,000  5.875% 2030 senior unsecured notes 1,000,000  1,000,000  6.625% 2028 senior unsecured notes 1,050,000  800,000  Revolving line of credit 453,000  590,000          Total Long term debt 3,653,000  3,390,000  Unamortized debt issuance costs, net (24,374) (26,174) Unamortized debt premium and discount, net (906) 170          Total Long term debt, net $ 3,627,720  $ 3,363,996  (1) The effective interest rate was 4.65% and 5.55% as of December 31, 2025 and 2024, respectively. (2) The effective interest rate of the Term Loan Credit Agreement was 5.44% as of December 31, 2025. The effective interest rate of the 2022 Term Loan Credit Agreement was 6.25% as of December 31, 2024. (3) The weighted average effective interest rate of the Revolving Credit Agreement was 5.44% as of December 31, 2025. The weighted average effective interest rate of the 2022 Revolving Credit Agreement was 6.43% as of December 31, 2024. (4) Excludes unamortized debt issuance cost related to the Revolving Credit Facility. Unamortized debt issuance cost associated with the Revolving Credit Facility was $8.5 million and $3.8 million as of December 31, 2025 and 2024, respectively. The unamortized debt issuance costs related to the revolving credit facilities were included in the “Deferred charges and other assets” of the Consolidated Balance Sheets. (1) (2) (3) (4) F-29

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Index to Financial Statements

The table below presents the components of the Company's financing costs, net of capitalized interest:

	For the Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Capitalized interest	$ (14,514)	$ (8,321)	$ (18,270)
Debt issuance costs	7,869	7,438	6,194
Interest expense	240,016	218,118	217,930
Total financing costs, net of capitalized interest	$ 233,371	$ 217,235	$ 205,854

The following table reflects future maturities of our outstanding debt for each of the next five years and thereafter. These amounts exclude approximately $25.3 million in unamortized deferred financing costs, debt premium and discount, net:

Fiscal Year	Amount
	(In thousands)
2026	$ 165,200
2027	—
2028	2,200,000
2029	—
2030	1,453,000
Total	$ 3,818,200

9. ACCRUED EXPENSES

The following table provides detail of the Company's other current liabilities:

	December 31,	
	2025	2024
	(In thousands)	
Accrued product purchases	$ 118,240	$ 132,439
Accrued taxes	5,106	15,538
Accrued salaries, vacation, and related benefits	3,540	3,111
Accrued capital expenditures	15,309	13,484
Accrued interest	6,681	6,127
Accrued other expenses	23,174	16,015
Total accrued expenses	$ 172,050	$ 186,714

Accrued product purchases mainly accrue the liabilities related to producer payments and any additional business-related miscellaneous fees we owe to third parties, such as transport or capacity fees as of December 31, 2025 and 2024.

10. LEASES

Components of lease costs are presented on the Consolidated Statements of Operations as "General and administrative expense" for real-estate leases and "Operating expense" for non-real estate leases. Total operating lease cost for the years ended December 31, 2025, 2024 and 2023 were $53.3 million, $38.7 million and $45.6 million, respectively. Short-term lease cost for the years ended December 31, 2025, 2024 and 2023 were $3.5 million, $7.7 million and $3.4 million, respectively.

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Index to Financial Statements

The following table presents other supplemental lease information:

	Year Ended December 31,	
	2025	2024
	(In thousands)	
Operating cash flows from operating leases	$ 52,394	$ 39,247
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 34,735	$ 43,682
Weighted-average remaining lease term — operating leases (in years)	2.09	1.85
Weighted-average discount rate — operating leases	6.06 %	6.82 %

The following table presents future minimum lease payments under operating leases:

Fiscal Year	Amount
	(In thousands)
2026	$ 46,328
2027	18,357
2028	7,333
2029	4,490
2030	194
Thereafter	44
Total lease payments	76,746
Less: interest	(4,099)
Present value of lease liabilities	$ 72,647

11. EQUITY

Redeemable Noncontrolling Interest - Common Unit Limited Partners

The redemption option of the Common Unit is not legally detachable or separately exercisable from the instrument and is non-transferable, and the Common Unit is redeemable at the option of the holder. Therefore, the Common Unit is accounted for as redeemable noncontrolling interest and classified as temporary equity on the Company's Consolidated Balance Sheets. During 2025, 7.9 million common units were redeemed on a one-for-one basis for shares of Class A Common Stock and a corresponding number of shares of Class C Common Stock were cancelled. There were 97.6 million Common Units and an equal number of Class C Common Stock issued and outstanding as of December 31, 2025. The Common Units fair value was approximately $3.50 billion and $5.96 billion as of December 31, 2025 and 2024, respectively. The fair value of the Common Units is estimated based on a quoted market price.

Common Stock

As of December 31, 2025, there were 64.1 million and 97.6 million shares, respectively, of Class A Common Stock and Class C Common Stock issued and outstanding (collectively, "Common Stock").

Stock Repurchase Program

In February 2023, the Board of Directors (the "Board") approved a share repurchase program ("Repurchase Program"), authorizing discretionary purchases of the Company's Class A Common Stock up to $100.0 million in the aggregate. In May 2025, the Board approved a $400.0 million increase to the previously announced Repurchase Program, pursuant to which we are authorized to repurchase the Company's Class A Common Stock for an aggregate purchase price of up to $500.0 million. Repurchases may be made at management's discretion from time to time, in accordance with applicable securities laws, on the open market or through privately negotiated transactions and may be made pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act. Privately negotiated repurchases from affiliates are also authorized under the Repurchase Program, subject to such affiliates' interest and other limitations. The repurchases will depend on market conditions and may be discontinued at any time without prior notice.

During the year ended December 31, 2025, the Company repurchased 4.1 million shares at a total cost of $176.0 million. Furthermore, the Company retired the entirety of the 4.1 million shares held as treasury stock as of December 31, 2025.

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Index to Financial Statements

Dividend

On February 22, 2022, the Company entered into a Dividend and Distribution Reinvestment Agreement (the "Reinvestment Agreement") with certain stockholders including BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP, Buzzard Midstream LLC, APA Corporation Apache Midstream LLC, and certain individuals (each, a "Reinvestment Holder"). Under the Reinvestment Agreement, each Reinvestment Holder was obligated to reinvest at least 20% of all distributions on Common Units or dividends on shares of Class A Common Stock in the Company's Class A Common Stock. The Reinvestment Agreement automatically terminated on March 8, 2024.

As described in these Consolidated Financial Statements, as the context requires, dividends paid to holders of Class A Common Stock and distributions paid to holders of Common Units may be referred to collectively as "dividends".

During 2025, 2024 and 2023, the Company made cash dividend payments of $500.1 million, $396.0 million and $82.0 million, respectively, to holders of Class A Common Stock and Common Units and $1.7 million, $75.6 million and $352.1 million, respectively, was reinvested in shares of Class A Common Stock. The significant decrease in reinvestment in shares of Class A Common Stock was primarily driven by the termination of the Reinvestment Agreement in March 2024.

12. FAIR VALUE MEASUREMENTS

The following tables present financial assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Commodity swaps	$ —	$ 15,369	$ —	$ 15,369
Interest rate derivatives	—	4	—	4
Total assets	$ —	$ 15,373	$ —	$ 15,373
Commodity swaps	$ —	$ 5,371	$ —	$ 5,371
Interest rate derivatives	—	135	—	135
Total liabilities	$ —	$ 5,506	$ —	$ 5,506

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Commodity swaps	$ —	$ 1,869	$ —	$ 1,869
Interest rate derivatives	—	504	—	504
Total assets	$ —	$ 2,373	$ —	$ 2,373
Commodity swaps	$ —	$ 10,742	$ —	$ 10,742
Interest rate derivatives	—	1,206	—	1,206
Contingent liabilities	$ —	$ —	$ 4,700	4,700
Total liabilities	$ —	$ 11,948	$ 4,700	$ 16,648

Our derivative contracts consist of interest rate swaps and commodity swaps. The valuation of these derivative contracts involved both observable publicly quoted prices and certain credit valuation inputs that may not be readily observable in the marketplace. As such derivative contracts are classified as Level 2 in the hierarchy. Refer to *Note 13—Derivatives and Hedging Activities* in the Notes to our Consolidated Financial Statements in this Annual Report for further discussion related to commodity swaps and interest rate swaps.

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The Company recorded a contingent liability related to the Kings Landing Earnout using Level 3 inputs, including projected spending and completion probability of the project on the Durango Acquisition Date. The Kings Landing Earnout was settled during 2025 and had a zero balance as of December 31, 2025. Refer to *Note 17—Commitments and Contingencies* in the Notes to our Consolidated Financial Statements in this Annual Report for further discussion related to the Kings Landing Earnout contingent liability.

Long-term debt's carrying value can vary from fair value. See *Note 8—Debt and Financing Costs* in the Notes to Consolidated Financial Statements in this Annual Report for further information. The carrying amounts reported on the Consolidated Balance Sheets for the Company's remaining financial assets and liabilities approximate fair value due to their short-term nature. There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended December 31, 2025.

13. DERIVATIVES AND HEDGING ACTIVITIES

The Company is exposed to certain risks arising from both its business operations and economic conditions, and it enters into certain derivative contracts to manage exposure to these risks. To minimize counterparty credit risk in derivative instruments, the Company enters into transactions with high credit-rating counterparties. The Company did not elect to apply hedge accounting to these derivative contracts and recorded the fair value of the derivatives on the Consolidated Balance Sheets as of December 31, 2025 and 2024.

Interest Rate Risk

The Company manages market risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and by using derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates.

The Company's objectives in using interest rate derivatives is to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as interest rate derivatives involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract.

As of December 31, 2025, the Company had nine interest rate swap contracts with total notional amounts of $675.0 million effective on May 1, 2023 and matured on December 31, 2025 that paid a fixed rate ranging from 3.02% to 4.18% and two interest rate swap contracts with a total notional amount of $500.0 million effective December 31, 2025 and maturing on December 31, 2026 that pay a fixed rate ranging from 3.41% to 3.42%.

The fair value or settlement value of the consolidated interest rate swaps outstanding are presented on a gross basis on the Consolidated Balance Sheets. The following table presents the fair value of derivative assets and liabilities related to the interest rate swap contracts:

	December 31 2025		December 31 2024	
	(In thousands)			
Derivatives assets - current	$	4	$	504
Total derivative assets	$	4	$	504
Derivative liabilities - current	$	135	$	1,206
Total derivative liabilities	$	135	$	1,206

The Company recorded cash settlements and changes in fair value of the interest rate swap contracts in "Interest expense" of the Consolidated Statements of Operations. The following table presents interest rate swap derivatives activities for the years ended December 31, 2025, 2024 and 2023:

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	For the Year Ended December 31,		
	2025	2024	2023
		(In thousands)	
Realized gain on interest rate swaps	$ 608	$ 13,149	$ 12,651
Favorable fair value adjustment	$ 1,179	$ 13,482	$ 17,270

Commodity Price Risk

The results of the Company's operations may be affected by the market prices of oil, natural gas and NGLs. A portion of the Company's revenue is directly tied to local natural gas, natural gas liquids and condensate prices in the Permian Basin and the U.S. Gulf Coast. Fluctuations in commodity prices also impact operating cost both directly and indirectly. Management regularly reviews the Company's potential exposure to commodity price risk and manages exposure of such risk through commodity hedge contracts.

During the past 12 months, the Company entered into multiple commodity swap contracts based on the OPIS NGL Mont Belvieu prices for ethane, propane and butane, the Waha Basis index, the HSC index and the NYMEX West Texas Intermediate Control index. These contracts are for various notional quantities of NGLs, natural gas and crude. Similarly, the Company has entered into various natural gas basis spread swaps and crude collars. These contracts are effective over the next 1 to 24 months and are used to hedge against location price risk of the respective commodity resulting from supply and demand volatility and protect cash flows against price fluctuations.

The table below presents detail information of commodity swaps outstanding as of December 31, 2025 (in thousands, except volumes):

		December 31, 2025	
Commodity	Unit	Volume	Net Fair Value
			(In thousands)
Natural Gas	MMBtus	6,660,000	$ 2,611
NGL	Gallons	178,367,700	7,933
Crude	Bbl	601,200	3,618
Natural Gas Basis Spread Swaps	MMBtus	13,220,000	(4,164)
			$ 9,998

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The fair value or settlement value of the outstanding swaps are presented on a gross basis on the Consolidated Balance Sheets. The following table presents the fair value of derivative assets and liabilities related to commodity swaps:

	December 31 2025	December 31 2024
	(In thousands)	
Derivatives assets - current	$ 13,902	$ 1,804
Derivative assets - noncurrent	1,467	65
Total derivative assets	$ 15,369	$ 1,869
Derivative liabilities - current	$ 5,371	$ 8,805
Derivative liabilities - noncurrent	—	1937
Total derivative liabilities	$ 5,371	$ 10,742

The Company recorded cash settlements and fair value adjustments on commodity swap derivatives in "Product revenue" of the Consolidated Statements of Operations. The following table presents commodity swap derivatives activities for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Realized gain (loss) on commodity swaps	$ 3,679	$ (20,407)	$ 13,056
Favorable (unfavorable) fair value adjustment	$ 22,550	$ (31,195)	$ 16,400

14. SHARE-BASED COMPENSATION

Class A Shares and Class C Shares

The table below summarizes Class A Shares and Class C Shares activity for the year ended December 31, 2025:

	Number of Shares	Weighted Avg Grant-Date Fair Market Value Per Unit
Outstanding and unvested units as of December 31, 2024	5,399,730	$ 28.89
Vested	2,359,102	31.18
Outstanding and unvested units as of December 31, 2025	3,040,628	$ 28.58

The table below summarizes aggregate intrinsic value (market value at vesting date) and grant-date fair value of vested Class A Shares for the years ended December 31, 2025 and 2024. No vesting or forfeitures occurred for Class C Shares during 2025 or 2024.

	Year Ended December 31,	
	2025	2024
	(In thousands)	
Aggregate intrinsic value of vested Class A Shares	$ 134,139	$ 1,756
Grant-date fair value of vested Class A Shares	$ 73,545	$ 1,346

As of December 31, 2025, there were $3.3 million of unrecognized compensation costs related to unvested Class A Shares and Class C Shares. These costs are expected to be recognized over a weighted average period of two months.

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Table of Contents Index to Financial Statements Restricted Stock Units The table below summarizes RSUs activity for the year ended December 31, 2025: Number of Shares Weighted Avg Grant-Date Fair Market Value Per Unit Outstanding and unvested units as of December 31, 2024 698,595  $ 33.11  Granted 604,518  49.08  Vested 347,250  45.49  Forfeited 24,356  41.62  Outstanding and unvested units as of December 31, 2025 931,507  $ 40.98  (1) The weighted average grant-date fair market value per unit of outstanding and unvested shares at December 31, 2025 includes modifications made during 2025. The table below summarizes aggregate intrinsic value (market value at vesting date) and grant-date fair value of vested RSUs for the years ended December 31, 2025 and 2024. Year Ended December 31, 2025 2024 (In thousands) Aggregate intrinsic value of vested RSUs $ 17,091  $ 21,104  Grant-date fair value of vested RSUs $ 15,796  $ 20,667  As of December 31, 2025, there were $11.2 million of unrecognized compensation costs related to unvested RSUs. These costs are expected to be recognized over a weighted average period of 1.61 years. Performance Stock Units The table below summarizes PSU activities for the year ended December 31, 2025: Number of Shares Weighted Avg Grant-Date Fair Market Value Per Unit Outstanding and unvested units as of December 31, 2024 198,703  $ 36.76  Granted 148,794  40.66  Outstanding and unvested units as of December 31, 2025 347,497  $ 41.41  (1) The weighted average grant-date fair market value per unit of outstanding and unvested shares at December 31, 2025 includes modifications made during 2025 No vesting or forfeiture occurred for PSUs for the year ended December 31, 2025. The table below presents a summary of the grant-date fair value assumptions used to value the PSUs on the grant date: March 2025 Grant-date fair value per unit $42.10 Beginning average price $55.95 Risk-free interest rate 3.93% Volatility factor 33% Expected term 2.82 years As of December 31, 2025, there were $7.8 million of unrecognized compensation costs related to the PSUs. These costs are expected to be recognized over a weighted average period of 1.55 years. With respect to the above Class A Shares, Class C Shares, RSUs and PSUs, the Company recorded compensation expenses of $62.6 million, $76.5 million and $56.0 million in “General and administrative expenses” of the Consolidated (1) (1) F-36

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Statements of Operations, for the years ended December 31, 2025, 2024 and 2023, respectively, based on a straight-line amortization of the associated awards' fair value over the respective vesting life of the shares. In addition, during the first half of 2025, the Company modified certain equity awards in connection with two key employees retiring from the Company. The modifications allowed for continued vesting of unvested equity awards that would have otherwise been forfeited upon the former employees' retirement. As a result of the modifications, the Company recognizes $2.9 million in additional stock-based compensation cost, which is amortized over the remaining term of respective equity awards.

15. INCOME TAXES

The total income tax provision consists of the following:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Income from continuing operations before income tax expense	$ 576,656	$ 267,268	$ 153,544
Current income tax expense (benefit):			
Federal	$ 404	$ 1,329	$ —
State	(336)	2,203	492
	68	3,532	492
Deferred tax expense (benefit):			
Federal	46,496	19,535	(235,627)
State	4,164	(32)	2,227
	50,660	19,503	(233,400)
Total	$ 50,728	$ 23,035	$ (232,908)

The following table presents income taxes paid (net of refunds received):

	Year Ended December 31, 2025
	(In thousands)
Federal	$ 1,850
State and local	
Texas	1,793
Total	$ 3,643

The Company adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025. The comparative years ended December 31, 2024 and 2023 are presented under ASC 740's previous guidance. The difference between the effective income tax rate and the U.S. statutory rate is reconciled below:

	Year Ended December 31, 2025	
	Amount	Percent
	(In thousands, except percentage)	
U.S. statutory rate	$ 121,098	21.00 %
Tax attributable to noncontrolling interest	(73,697)	(12.78)%
State and local income tax	7,352	1.27 %
Other	(4,025)	(0.70)%
Effective rate	$ 50,728	8.80 %

F-37

Table of Contents Index to Financial Statements Year Ended December 31, 2024 2023 U.S. statutory rate 21.00% 21.00 % Tax attributable to noncontrolling interest (13.11)% (13.51)% State and local income tax 2.03% 1.64 % Valuation allowance — % (160.84)% Other (1.30)% 0.02 % Effective rate 8.62% (151.69)% Texas margin tax, a levy on businesses operating in the State of Texas, accounted for more than 98% of the effect of the state and local income tax category in above tax rate reconciliation for the years ended December 31, 2025, 2024 and 2023. The net deferred tax assets reflect the tax impact of temporary differences between the asset and liability amounts carried on the balance sheet under U.S. GAAP and amounts utilized for income tax purposes. The net deferred tax assets consist of the following: December 31, 2025 2024 (In thousands) Deferred tax assets:   Investment in partnership $ 52,678  $ 110,856    Net operating losses 139,373  90,435    Other 5,651  2,705        Total deferred tax assets 197,702  203,996  Deferred tax liabilities:   Property, plant, and equipment 22,299  16,761        Net deferred tax assets $ 175,403  $ 187,235  For state purposes, the Company records deferred tax assets and liabilities based on the differences between the carrying value and tax basis of assets and liabilities recorded on the Consolidated Balance Sheets. For federal purposes, the Company has deferred tax assets related to (i) its investment in the Partnership and (ii) net operating losses (“NOLs”) with no expiration date. As of December 31, 2025, embedded in the investment in partnership deferred tax asset is approximately $18.2 million related to the carryover of interest expense limitation under IRC Section 382 163(j). The carryover for the interest expense limitation has no expiration. The Company has evaluated all positive and negative evidence to conclude that it is more likely than not that such deferred tax assets will be realized. This determination was based, in part, on the fact that the Company achieved a three-year cumulative position of profitability as of December 31, 2025. It is also based on our projections of future taxable income at current commodity prices and our current cost structure. This positive evidence outweighs negative evidence regarding the realization of the Company’s deferred tax assets. As a result, no valuation allowance was recorded with respect to such deferred tax assets as of December 31, 2025. IRC Section 382 addresses company ownership changes and specifically limits the utilization of certain deductions and other tax attributes on an annual basis following an ownership change. The Company experienced ownership changes within the meaning of IRC Section 382 that subjected certain of the Company's tax attributes, including NOLs, to an IRC Section 382 limitation. Subsequent ownership changes could further impact the limitation in future years. However, notwithstanding such limitation, we expect to use substantially all of our NOLs to offset our future federal tax liabilities. The timing of such usage will depend upon our future earnings and future tax circumstances. The Company accounts for income taxes in accordance with FASB ASC 740, which prescribes a minimum threshold a tax position must meet before being recognized in the financial statements. Tax positions generally refer to a position taken in a previously filed income tax return or expected to be included in a tax return to be filed in the future that is reflected in the measurement of current and deferred income tax assets and liabilities. The Company had no uncertain tax position as of December 31, 2025 and 2024. F-38

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The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company has recorded no interest or penalties associated with unrecognized tax benefits. As of December 31, 2025, tax years 2021 through 2025 remain subject to examination by various taxing authorities.

16. NET INCOME PER SHARE

EPS is computed by dividing net income attributable to common shareholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS is computed by dividing net income attributable to the Company by the weighted average number of shares of Common Stock outstanding and the assumed issuance of all potentially dilutive securities. Each issue of potential common shares is evaluated separately in sequence from the most dilutive to the least dilutive. The dilutive effect of share-based payment awards and stock options is calculated using the treasury stock method, which assumes share purchases are calculated using the average share price of the Company's Common Stock during the applicable period. The Company uses the if-converted method to compute potential common shares exchanged from potentially dilutive Common Units. Under the if-converted method, dilutive Common Units are assumed to be exchanged from the date of the issuance and the resulting shares of Class A Common Stock are included in the denominator of the diluted EPS calculation for the period being presented.

The following table sets forth a reconciliation of net income and weighted average shares outstanding used in computing basic and diluted net income per common share:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share amounts)		
Net income attributable to Class A common shareholders	$ 178,260	$ 80,014	$ 289,442
Less: Net income available to participating unvested restricted Class A common shareholders(1)	(13,223)	(18,829)	(17,406)
Total net income attributable to Class A common shareholders - basic	$ 165,037	$ 61,185	$ 272,036
Net income attributable to Class A Common shareholders - basic	$ 165,037	$ 61,185	$ 272,036
Net income attributable to Common Units limited partners(2)	—	—	97,010
Total net income attributable to Class A common shareholders - diluted	$ 165,037	$ 61,185	$ 369,046
Weighted average shares outstanding - basic	61,962	59,284	51,823
Dilutive effect of unvested Class A common shares(3)	703	831	269
Dilutive effect of exchange of outstanding Common Units(2)	—	—	94,105
Weighted average shares outstanding - diluted	62,665	60,115	146,197
Net income available per common share - basic	$ 2.66	$ 1.03	$ 5.25
Net income available per common share - diluted	$ 2.63	$ 1.02	$ 2.52

1) Represents dividends paid to unvested Class A Shares, and Class C Shares, RSUs and PSUs.

2) The effect of an assumed exchange of outstanding Common Units (and the cancellation of a corresponding number of shares of outstanding Class C Common Stock) would have been anti-dilutive for the years ended December 31, 2025 and 2024.

3) Includes dilutive effect from both RSUs and PSUs on unvested Class A common shares.

17. COMMITMENTS AND CONTINGENCIES

Accruals for loss contingencies arising from claims, assessments, litigation, environmental, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change. As of December 31, 2025 and 2024, there were no material accruals for loss contingencies.

F-39

Table of Contents Index to Financial Statements Litigation The Company is a party to various legal actions arising in the ordinary course of its business. In accordance with FASB ASC 450, Contingencies, the Company accrues reserves for outstanding lawsuits, claims and proceedings when a loss contingency is probable and can be reasonably estimated. The Company expenses legal costs as incurred and estimates the amount of loss contingencies using current available information from legal proceedings, advice from legal counsel and other relevant external experts. Due to the inherent subjectivity of the assessments and unpredictability of the outcomes of any legal proceedings, any amounts estimated or accrued may not represent the ultimate loss to the Company from the legal proceedings in question. The Company and certain of its affiliates are currently defending against two lawsuits brought by Energy Transfer GC NGL Product Services, LLC (formerly Lone Star NGL Product Services, LLC) individually and on behalf of certain of its affiliates, which allege breach of contract and related tort claims arising from two long-term NGL purchase agreements, and which seek remedies in the form of monetary damages, declaratory relief, and specific performance. The first lawsuit was filed in 2021, and the second was filed in 2025 to assert similar claims against additional subsidiaries of the Company. The lawsuits have been consolidated in Texas Business Court and are set to proceed to a bench trial on March 30, 2026. The Company intends to vigorously defend against these claims. At this time, the Company has accrued immaterial reserves, however, we cannot predict with certainty how these matters may ultimately be resolved. As previously disclosed, the Company is involved in two litigation matters arising from Winter Storm Uri in February 2021. The first matter relates to the Company’s efforts to recover approximately $11.6 million in receivables from a third party. The second matter involves a dispute with another counterparty concerning approximately $8.0 million in vendor credits. The parties have asserted counterclaims against one another, and the ultimate outcome remains uncertain given the current stage of the proceedings. Based on the creditworthiness of the counterparties and management’s assessment of the claims, defenses, and related uncertainties, no allowances have been recorded. The Company will continue to monitor developments in both matters and update its evaluation as warranted. Environmental Matters The Company is subject to various local, state, and federal laws and regulations relating to various environmental matters during the ordinary course of business. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations. Moreover, changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly requirements could require the Company to make significant expenditures to attain and maintain compliance or may otherwise have a material adverse effect on its operations, competitive position, or financial condition. As of the Durango Closing Date, the Company has become potentially liable for civil penalties related to excess emission violations of certain gas plants and compressor stations acquired. The Company recorded an initial liability of $24.0 million based on information related to the alleged violations available as of the Durango Closing Date. The estimated environmental matter-related liability was $14.0 million and $24.0 million as of December 31, 2025 and 2024, respectively. The estimated environmental matter-related liability was classified as a noncurrent liability and included in “Other liabilities” in the Consolidated Balance Sheets as of December 31, 2025 as the Company expects the matter to be settled beyond the next 12 months. The revision of the estimated liability was based on information available to both management and external subject matter experts in identifying penalties, cost of remediations and probable settlement outcomes. The change in estimated environmental matter-related liability of $10.0 million was included in “Operating expenses” of the Consolidated Statement of Operations for the year ended December 31, 2025. Contingent Liabilities Durango Acquisition On June 24, 2024, the Company consummated the previously announced Durango Acquisition. Pursuant to the Durango MIPA, Durango Seller is entitled to an earnout of up to $75.0 million in cash contingent upon the completion of the Kings Landing Project and placing it into service in Eddy County, New Mexico. This earnout is subject to reduction based on actual capital costs associated with the Kings Landing Project. Upon closing, the Company evaluated the earnout consideration classification in accordance with ASC 480. The Company determined the earnout consideration to be classified as a liability based on the settlement provision. As of closing of the Durango Acquisition, the Company recorded an initial contingent liability based on the project’s completion probability and F-40

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Index to Financial Statements

projected expenditure. The estimated contingent liability associated with the Kings Landing Project was $4.7 million as of December 31, 2024. In the fourth quarter 2025, the Company paid $9.9 million to settle the contingent liability, which amount, in accordance with the MIPA, is subject to review by the Durango Seller, and may be subject to adjustment. Pursuant to ASC 805, the Company recorded fair value adjustments of $5.2 million and $0.2 million within "Costs of sales (excluding of depreciation and amortization expenses)" of the Consolidated Statement of Operations for the years ended December 31, 2025 and 2024, respectively.

2019 PDC Acquisition

As part of the acquisition of Permian Gas on June 11, 2019, consideration included a contingent liability arrangement with PDC Permian, Inc. ("PDC"). The arrangement requires additional monies to be paid by the Company to PDC on a per Mcf basis if the actual annual Mcf volume amounts exceed forecasted annual Mcf volume amounts starting in 2020 and continuing through 2029. The total monies paid under this arrangement are capped at $60.5 million and are payable on an annual basis over the earnout period. PDC's actual annual Mcf volume did not exceed the incentive forecast volume during the past six years and is not expected to over the next four years; therefore, the estimated fair value of the contingent consideration liability was zero as of December 31, 2025 and 2024.

18. RELATED PARTY TRANSACTIONS

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, *Related Party Transactions* ("Topic 850"), requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance.

Upon closing of the Altus Acquisition, Apache Midstream LLC ("Apache") owned more than 10% of the Company's issued and outstanding Common Stock. The Company has product and service revenue contracts and operating expense contracts with Apache. Through secondary offerings completed in December 2023 and March 2024, Apache sold all of the Company's Class A Common Stock it owned. Pursuant to FASB ASC 850, Apache was no longer a related party after the completion of its secondary offering in December 2023 as it owned less than 10% of the Company's Common Stock. Pursuant to Regulation S-K, Item 404(a), Apache ceased to be a related party as of March 18, 2024 as it no longer owned any of the Company's Common Stock.

The Company also has equity interests in PHP and Breviloba as of December 31, 2025. Investments in these EMIs are accounted for using the equity investment method and are considered unconsolidated affiliates. The Company makes contributions, receives distributions and records equity in earnings or losses from these EMIs. See *Note 7—Equity Method Investments* in the Notes to our Consolidated Financial Statements in this Annual Report for further information. In addition to equity investment activities, the Company pays a demand fee to PHP and a capacity fee to Breviloba for certain volumes transported on the Shin Oak pipeline.

The following table summarizes transactions with the above related parties. Investment contributions, distributions and equity in earnings from EMIs are detailed in *Note 7—Equity Method Investments* in the Notes to our Consolidated Financial Statements in this Annual Report, thus, not included in the table below.

	For the Year Ended December 31,		
	2025	2024[(1)]	2023
	(In thousands)		
Operating revenue	$ —	$ 17,211	$ 104,138
Operating expense	$ —	$ 179	$ 759
Cost of sales	$ 28,549	$ 58,496	$ 59,118

1) Included activities from Apache for the period from January 1, 2024 through March 18, 2024, on which date Apache ceased to be a related party.

As of December 31, 2025, the Company had no accounts receivable or accounts payable due from or to related parties. As of December 31, 2024, the Company had no accounts receivable from Apache and its subsidiaries and immaterial accounts payable were due to Apache and its subsidiaries.

F-41

Table of Contents Index to Financial Statements 19.    SEGMENTS Midstream Logistics and Pipeline Transportation are our operating segments representing the Company’s segments for which discrete financial information are available and utilized on a regular basis by our CODM to make key operating decisions, assess performance and allocate resources. These segments represent strategic business units with differing products and services. No operating segments have been aggregated to form the reportable segments. Therefore, our two operating segments represent our reportable segments. The activities of each of our reportable segments from which the Company earns revenues and incurs expenses are described below: • Midstream Logistics: The Midstream Logistics segment operates under three revenue streams, 1) gas gathering and processing, 2) crude oil gathering, stabilization and storage services and 3) produced water gathering and disposal. • Pipeline Transportation: The Pipeline Transportation segment consists of equity investment interests in two Permian Basin pipelines that access various points along the U.S. Gulf Coast and Mexico markets, Kinetik NGL Pipelines, Brandywine Pipeline and Delaware Link Pipeline. The current operating pipelines transport natural gas and NGLs. Our Chief Executive Officer, who is the CODM, uses segment net income or loss including noncontrolling interest adjusted for interest, taxes, depreciation and amortization, gain or loss on disposal of assets and debt extinguishment, the proportionate EBITDA from our EMI Pipelines, equity income and gain from sale of investments recorded using the equity method, share-based compensation expense, noncash increases and decreases related to commodity hedging activities, fair value adjustments to contingent liabilities, integration and transaction costs and extraordinary losses and unusual or non-recurring charges (“Segment Adjusted EBITDA”) to assess performance of each operating segment. For both segments, the CODM uses Segment Adjusted EBITDA to allocate resources. The CODM considers budget-to-actual and forecast-to-actual variances on a monthly basis for both measures when making decisions about allocating capital and personnel to the segments. The Midstream Logistics segment accounts for more than 99% of the Company’s operating revenues, cost of sales (excluding depreciation and amortization expenses), operating expenses and ad valorem expenses. The Pipeline Transportation segment contains all of the Company’s equity method investments, which contribute more than 91% of the Segment’s Adjusted EBITDA. Corporate and Other contains the Company’s executive and administrative functions, including more than 80% of the Company’s general and administrative expenses. The Company regularly provides management reports to the CODM that include cost of sales, operating expenses, and general and administrative expenses related to the segments, which are all considered to be significant. F-42

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Index to Financial Statements

The following tables present the Segment Adjusted EBITDA of the Company's reportable segments and reconciliations of the segment profits to consolidated income before income tax expenses for the years ended December 31, 2025, 2024 and 2023:

	Midstream Logistics	Pipeline Transportation	Corporate and Other[1]	Elimination	Consolidated
For the year ended December 31, 2025			(In thousands)		
Revenue	$ 1,743,171	$ 9,553	$ —	$ —	$ 1,752,724
Other revenue	11,657	8	—	—	11,665
Intersegment revenue[2]	—	25,212	—	(25,212)	—
Total segment operating revenue	1,754,828	34,773	—	(25,212)	1,764,389
Costs of sales (excluding depreciation and amortization expenses)	(785,615)	(333)	—	—	(785,948)
Intersegment costs of sales	(25,212)	—	—	25,212	—
Operating expenses[3]	(297,621)	(2,632)	—	—	(300,253)
General and administrative expenses	(23,878)	(1,122)	(105,616)	—	(130,616)
Proportionate EMI EBITDA	—	339,448	—	—	339,448
Other segment items[4]	13,343	—	87,341	—	100,684
Segment Adjusted EBITDA[5]	$ 635,845	$ 370,134	$ (18,275)	$ —	$ 987,704
Reconciliation of segment profit to income before income taxes					
Segment Adjusted EBITDA[5]	$ 635,845	$ 370,134	$ (18,275)	$ —	$ 987,704
Add back:					
Other interest income	—	—	1,510	—	1,510
Commodity hedging unrealized gain	18,871	—	—	—	18,871
Gain on sale of equity method investment	—	415,409	—	—	415,409
Equity in earnings of unconsolidated affiliates	—	226,351	—	—	226,351
Deduct:					
Interest expense	138	—	233,233	—	233,371
Depreciation and amortization expenses	373,388	9,234	23	—	382,645
Contract assets amortization	6,794	—	—	—	6,794
Proportionate EMI EBITDA	—	339,448	—	—	339,448
Share-based compensation	—	—	62,617	—	62,617
Loss on disposal of assets, net	8	—	—	—	8
Loss on debt extinguishment	—	—	635	—	635
Contingent liabilities fair value adjustment	5,190	—	—	—	5,190
Integration costs	13,169	—	1,789	—	14,958
Acquisition / divestiture transaction costs	—	—	275	—	275
Litigation costs	—	—	19,708	—	19,708
Other one-time costs and amortization	4,588	—	2,952	—	7,540
Income (loss) before income taxes	$ 251,441	$ 663,212	$ (337,997)	$ —	$ 576,656

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Index to Financial Statements

	Midstream Logistics	Pipeline Transportation	Corporate and Other[1]	Elimination	Consolidated
For the year ended December 31, 2024			**(In thousands)**		
Revenue	$ 1,461,898	$ 9,088	$ —	$ —	$ 1,470,986
Other revenue	11,652	291	—	—	11,943
Intersegment revenue[2]	—	26,099	—	(26,099)	—
Total segment operating revenue	1,473,550	35,478	—	(26,099)	1,482,929
Costs of sales (excluding depreciation and amortization expenses)	(620,617)	(1)	—		(620,618)
Intersegment costs of sales	(26,099)	—	—	26,099	—
Operating expenses[3]	(217,780)	(2,904)	—	—	(220,684)
General and administrative expenses	(19,623)	(1,689)	(112,845)	—	(134,157)
Proportionate EMI EBITDA	—	346,666	—	—	346,666
Other segment items[4]	25,452	—	91,530	—	116,982
Segment Adjusted EBITDA[5]	$ 614,883	$ 377,550	$ (21,315)	$ —	$ 971,118
Reconciliation of Segment Adjusted EBITDA to income before income taxes					
Segment Adjusted EBITDA[5]	$ 614,883	$ 377,550	$ (21,315)	$ —	$ 971,118
Add back:					
Other interest income	—	—	1,988	—	1,988
Gain on sale of equity method investment	—	89,802	—	—	89,802
Equity in earnings of unconsolidated affiliates	—	213,191	—	—	213,191
Deduct:					
Interest expense	81	—	217,154	—	217,235
Depreciation and amortization expenses	314,970	9,204	23	—	324,197
Contract assets amortization	6,621	—	—	—	6,621
Proportionate EMI EBITDA	—	346,666	—	—	346,666
Share-based compensation	—	—	76,536	—	76,536
Loss on disposal of assets, net	4,040	—	—	—	4,040
Commodity hedging unrealized loss	10,788	—	—	—	10,788
Loss on debt extinguishment	—	—	525	—	525
Contingent liabilities fair value adjustment	200	—	—	—	200
Integration costs	2,110	—	3,716	—	5,826
Acquisition transaction costs	—	—	4,096	—	4,096
Litigation costs	229	—	5,845	—	6,074
Other one-time costs or amortization	4,690	—	1,337	—	6,027
Income (loss) before income taxes	$ 271,154	$ 324,673	$ (328,559)	$ —	$ 267,268

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Index to Financial Statements

	Midstream Logistics	Pipeline Transportation	Corporate and Other[1]	Elimination	Consolidated
		(In thousands)			
For the year ended December 31, 2023					
Revenue	$ 1,236,304	$ 3,857	$ —	$ —	$ 1,240,161
Other revenue	13,343	2,908	—	—	16,251
Intersegment revenue[2]	—	1,678	—	(1,678)	—
Total segment operating revenue	1,249,647	8,443	—	(1,678)	1,256,412
Costs of sales (excluding depreciation and amortization expenses)	(514,035)	(1,686)	—	—	(515,721)
Intersegment costs of sales	(1,678)	—	—	1,678	—
Operating expenses[3]	(182,684)	(458)	—	—	(183,142)
General and administrative expenses	(17,216)	(1,265)	(79,425)	—	(97,906)
Proportionate EMI EBITDA	—	306,072	—	—	306,072
Other segment items[4]	9,156	—	63,959	—	73,115
Segment Adjusted EBITDA[5]	$ 543,190	$ 311,106	$ (15,466)	$ —	$ 838,830
Reconciliation of segment profit to income before income taxes					
Segment Adjusted EBITDA[5]	$ 543,190	$ 311,106	$ (15,466)	$ —	$ 838,830
Add back:					
Other interest income	—	—	677	—	677
Warrant valuation adjustment	—	—	88	—	88
Commodity hedging unrealized gain	4,291	—	—	—	4,291
Equity in earnings from unconsolidated affiliates	—	200,015	—	—	200,015
Deduct:					
Interest expense	47	—	205,807	—	205,854
Depreciation and amortization expenses	275,568	5,395	23	—	280,986
Contract assets amortization	6,620	—	—	—	6,620
Proportionate EMI EBITDA	—	306,072	—	—	306,072
Share-based compensation	—	—	55,983	—	55,983
Loss on disposal of assets, net	19,402	—	—	—	19,402
Loss on debt extinguishment	—	—	1,876	—	1,876
Integration costs	59	—	956	—	1,015
Acquisition transaction costs	33	—	615	—	648
Litigation costs	1,154	—	2,978	—	4,132
Other one-time costs or amortization	4,842	—	2,927	—	7,769
Income (loss) before income taxes	$ 239,756	$ 199,654	$ (285,866)	$ —	$ 153,544

1) Corporate and Other represents those results that: (i) are not specifically attributable to an operating segment; (ii) are not individually reportable; or (iii) have not been allocated to a reportable segment for the purpose of evaluating their performance, including certain general and administrative expense items. Items included here to reconcile operating segments profit and loss with the Company's consolidated profit and loss.

2) The Company accounts for intersegment sales at market prices, while it accounts for asset transfers at book value. Intersegment revenue is eliminated at consolidation.

3) Operating expenses includes ad valorem taxes.

4) Other segment items include certain other income items, share-based compensation, adjustments related to amortization of contract costs, fair value adjustments to contingent liabilities, commodity hedging unrealized gain or loss, integration costs, acquisition/divestiture costs, litigation costs and other one-time costs or amortization.

5) Segment adjusted EBITDA is a non-GAAP measure; please see *Key Performance Metrics* in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report, for a definition and reconciliation to the GAAP measure.

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Index to Financial Statements

The following tables present supplemental segment information that are not included in the segment profit measurements above for the years ended December 31, 2025, 2024 and 2023:

	Midstream Logistics	Pipeline Transportation	Corporate and Other[1]	Consolidated
For the year ended December 31, 2025		**(In thousands)**		
Income tax expense	$ —	$ —	$ 50,728	$ 50,728
Total capital expenditures[2][3]	528,482	1,189	—	529,671

	Midstream Logistics	Pipeline Transportation	Corporate and Other[1]	Consolidated
For the year ended December 31, 2024		**(In thousands)**		
Income tax expense	$ —	$ —	$ 23,035	$ 23,035
Total capital expenditures[2][3]	273,783	2,080	10	275,873

	Midstream Logistics	Pipeline Transportation	Corporate and Other[1]	Consolidated
For the year ended December 31, 2023		**(In thousands)**		
Income tax benefit	$ —	$ —	$ (232,908)	$ (232,908)
Total capital expenditures[2][3]	234,879	94,675	—	329,554

	December 31, 2025	December 31, 2024
	(In thousands)	
Total assets:		
Midstream Logistics[4]	$ 4,714,723	$ 4,326,954
Pipeline Transportation[5]	2,153,280	2,270,403
Segment total assets	6,868,003	6,597,357
Corporate and Other	227,608	217,580
Total assets	$ 7,095,611	$ 6,814,937

1) Corporate and Other represents those results that: (i) are not specifically attributable to an operating segment; (ii) are not individually reportable; or (iii) have not been allocated to a reportable segment for the purpose of evaluating their performance, including certain general and administrative expense items.

2) Excludes capital assets acquired in the Company's business combinations that are included in the Midstream Logistic segment. See *Note 3—Business Combinations* in the Notes to our Consolidated Financial Statements in this Annual Report for additional information.

3) Excludes contributions, acquisition and divestiture of equity interest in the Company's EMIs that are included in Pipeline Transportation segment. See *Note 7—Equity Method Investments* in the Notes to our Consolidated Financial Statements in this Annual Report for additional information.

4) Midstream Logistics segment included goodwill of $5.1 million as of December 31, 2025 and 2024.

5) Pipeline Transportation segment included investment in unconsolidated affiliates of $2.01 billion and $2.12 billion as of December 31, 2025 and 2024, respectively.

20. SUBSEQUENT EVENTS

On January 22, 2026, the Board declared a cash dividend of $0.81 per share on the Company's Class A Common Stock which was paid to stockholders of record as of February 6, 2026, on February 13, 2026. The Company, through its ownership of the general partner of the Partnership, declared a distribution of $0.81 per Common Unit from the Partnership to the holders of Common Units, which was paid on February 13, 2026.

F-46

Exhibit 10.21 KINETIK HOLDINGS INC. AMENDED AND RESTATED 2019 OMNIBUS COMPENSATION PLAN RESTRICTED STOCK UNIT GRANT NOTICE Pursuant to the terms and conditions of the Kinetik Holdings Inc. Amended and Restated 2019 Omnibus Compensation Plan, as amended from time to time (the “Plan”), Kinetik Holdings Inc. (the “Company”) hereby grants to the individual listed below (“you” or the “Participant”) the number of Restricted Stock Units (the “RSUs”) set forth below. This award of RSUs (this “Award”) is subject to the terms and conditions set forth herein and in the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”) and the Plan, each of which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Plan or the Agreement, as applicable. Participant: ________________ Date of Grant: ________________ (the “Date of Grant”) Total Number of RSUs: ________________ Vesting Schedule: Subject to the Agreement, the Plan and the other terms and conditions set forth herein, the RSUs shall vest and be settled according to the following schedule: Vesting Date RSUs Vesting [●] [●]% provided, that you remain continuously employed by the Company or an Affiliate, as applicable, from the Date of Grant through such vesting date (the “Vesting Date”). Shares will be issued with respect to the RSUs as set forth in Section 4 of the Agreement (which Shares when issued will be transferable and nonforfeitable). Change of Control Termination Notwithstanding anything contained herein or in the Agreement to the contrary, upon your termination of employment by the Company without Cause (which, for the avoidance of doubt, does not include a termination due to death or Disability) or due to your resignation for Good Reason, in each case, within the 12-month period following the date of a Change of Control, then, [●].

Death; Disability Notwithstanding anything contained herein or in the Agreement to the contrary, upon the termination of your employment with the Company and its Affiliates due to your death or Disability (as defined below), [●]. All Other Terminations Notwithstanding anything contained herein or in the Agreement to the contrary, upon the termination of your employment with the Company and its Affiliates by the Company for any reason or upon your voluntary termination for any reason, including, for the avoidance of doubt, due to your Retirement or resignation for Good Reason (in each case, except in connection with a Change of Control Termination), then, [●]. Definitions As used in this Agreement, the following capitalized terms have the meanings set forth below: “Cause” means “Cause” (or a term of like import) as defined under any employment or other service agreement between you and the Company or an Affiliate or a severance plan in which you are a participant, as applicable, or, in the absence of such an agreement or definition, shall mean (i) your failure or refusal to comply with a directive of the Board consistent with your then-current position after the Company has provided you with both written notice that such failure or refusal will be deemed to be “Cause” and a reasonable opportunity to perform; (ii) your drug or alcohol abuse that adversely affects your job performance; (iii) your conviction of or plea of nolo contendere to a felony or a crime of moral turpitude; (iv) your act of dishonesty adversely affecting the Company or any of its Affiliates; (v) your material violation of a company policy of the Company that has been supplied to you in writing; or (vi) your material breach of this Agreement or any restrictive covenants with the Company or any of its Affiliates to which you are subject. “Change of Control” means:      (i)     The occurrence of an event in which any one person or more than one person acting as a group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than a Stockholder (as defined in the Stockholders Agreement) or its Affiliate, acquires beneficial ownership of more than fifty percent (50%) of the voting power of the Company’s outstanding capital stock;      (ii)     There is consummated a merger or consolidation of the Company with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Company immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then-outstanding voting securities of the person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or           (iii)        There is consummated a direct or indirect sale or other disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets, other than to an entity, at least 50% of the combined voting power of the then-outstanding voting securities of such entity or the ultimate parent thereof, as applicable, are owned by stockholders of the Company immediately prior to such sale.            Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the beneficial owners of the voting securities of the Company outstanding immediately prior to such transaction or series of transactions continue to have substantially the same proportionate beneficial ownership in an entity which owns, either directly or through a subsidiary, all or substantially all of the assets of the Company immediately following such transaction or series of transactions. “Disability” means “disability” (or a term of like import) as defined under any employment or other service agreement between you and the Company or an Affiliate or a severance plan in which you are a participant, as applicable, or, in the absence of such an agreement or definition, shall mean your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for at least 12 months. “Good Reason” means “Good Reason” (or a term of like import, including any unique term of like import such as “Tier 1 Executive Good Reason” but only to the extent that such unique term actually applies to you under the terms of the applicable agreement or plan) as defined under any employment or other service agreement between you and the Company or an Affiliate or a severance plan maintained by the Company or an Affiliate in which you are a participant, as applicable, or, in the absence of such an agreement, plan or definition, shall mean (i) a material diminution in your title and responsibilities; (ii) a material reduction in your base salary, bonus or target equity incentive opportunity; or (iii) a change in the principal location of your services outside of the Houston metro area or, if elsewhere, the principal location of your services as of the date hereof (other than travel incident to your position). Notwithstanding the foregoing provisions of this definition or any other provision of this Agreement to the contrary, any assertion by you of a termination for Good Reason shall not be effective unless all of the following conditions are satisfied: (A) the condition described in this definition giving rise to your termination of employment must have arisen without your written consent; (B) you must provide written notice to the Company of the existence of such condition(s) within 90 days after the initial occurrence of such condition(s); (C) the condition(s) specified in such notice must remain uncorrected for 30 days following the Company’s receipt of such written notice; and (D) the date of your termination of employment must occur within 180 days after the initial occurrence of the condition(s) specified in such notice. For the avoidance of doubt, you shall only be deemed to have provided written consent to the occurrence of the condition giving rise to Good

Reason for purposes of clause (A) of the preceding sentence if you explicitly (x) agreed in writing to the occurrence of such condition and (y) waive in writing your right to resign for Good Reason based on the occurrence of such condition.

“Retirement” means “retirement” (or a term of like import) as defined under any employment or other service agreement between you and the Company or an Affiliate or a severance plan in which you are a participant, as applicable, or, in the absence of such an agreement or definition, shall mean the termination of your employment with the Company and its Affiliates due to your voluntary resignation on or after attaining age 65 and completing three or more full years of service with the Company (or any predecessor) or an Affiliate. “Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of October 21, 2021, entered into by the Company and the other parties thereto, as amended from time to time. By your signature below, you agree to be bound by the terms and conditions of the Plan, the Agreement and this Restricted Stock Unit Grant Notice (this “Grant Notice”). You acknowledge that you have reviewed the Agreement, the Plan and this Grant Notice in their entirety and fully understand all provisions of the Agreement, the Plan and this Grant Notice. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Committee regarding any questions or determinations that arise under the Agreement, the Plan or this Grant Notice. This Grant Notice may be executed in one or more counterparts (including portable document format (.pdf) and facsimile counterparts), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement. [Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Grant Notice to be executed by an officer thereunto duly authorized, and the Participant has executed this Grant Notice, effective for all purposes as provided above.     KINETIK HOLDINGS INC.     By:                                 Name: _________________________________     Title: _________________________________________     PARTICIPANT                                      Name: _________________________________      Signature Page to Restricted Stock Unit Grant Notice

EXHIBIT A RESTRICTED STOCK UNIT AGREEMENT This Restricted Stock Unit Agreement (this “Agreement”) is made as of the Date of Grant by and between Kinetik Holdings Inc., a Delaware corporation (the “Company”), and ________________ (the “Participant”). Capitalized terms used but not specifically defined herein shall have the meanings specified in the Plan or the Grant Notice. 1. Award.  In consideration of the Participant’s past and/or continued employment with the Company or an Affiliate and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective as of the Date of Grant, the Company hereby grants to the Participant the number of RSUs set forth in the Grant Notice on the terms and conditions set forth in the Grant Notice, this Agreement and the Plan, which is incorporated herein by reference as a part of this Agreement. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control. Vesting and settlement of the RSUs shall occur at the times and subject to the terms and conditions set forth in the Grant Notice, this Agreement and the Plan. Unless and until the RSUs have become vested in the manner set forth in the Grant Notice, the Participant will have no right to receive any Stock (or cash in an amount equal to the Fair Market Value of Stock in the event of a Change of Control, as applicable) in respect of the RSUs. Prior to settlement of this Award, the RSUs and this Award represent an unsecured obligation of the Company, payable only from the general assets of the Company. 2. Vesting of RSUs.  The RSUs shall vest in accordance with the vesting provisions set forth in the Grant Notice.  Unless and until the RSUs have vested in accordance with the vesting provisions set forth in the Grant Notice and been settled for shares of Stock (or cash in an amount equal to the Fair Market Value of Stock in the event of a Change of Control, as applicable), the Participant will have no right to receive any dividends or other distribution (or other rights of ownership) with respect to the shares of Stock underlying the RSUs, except as otherwise specifically provided for in the Plan or this Agreement (including Section 3). In the event of the termination of the Participant’s employment with the Company or an Affiliate prior to the vesting of all of the RSUs (but after giving effect to any accelerated vesting pursuant to the Grant Notice), any unvested RSUs (and all rights arising from such RSUs and from being a holder thereof) will terminate automatically without any further action by the Company and will be forfeited without further notice and at no cost to the Company. 3. Dividend Equivalents. In the event that the Company declares and pays a dividend in respect of its outstanding shares of Stock and, on the record date for such dividend, the Participant holds RSUs granted pursuant to this Agreement that have not been settled pursuant to Section 4, the Company shall pay to the Participant an amount in cash equal to the cash dividends that the Participant would have received if the Participant was the holder of record, as of such record date, of a number of shares of Stock equal to the number of RSUs granted pursuant to this Agreement that have not been settled pursuant to Section 4 as of such record date, such payment to be made on or promptly following the date that the Company pays such dividend; provided, however, that, subject to compliance with the Kinetik Holdings Inc. Insider Trading Policy (as amended from time to time), the Participant may make a one-time election by contacting [●], the Company’s Vice President of Human Resources, at [●] no later than five business days following the Date of Grant and completing an election form through DocuSign (the “Election Form”) within the time provided to do so to receive dividend payments under this Section 3 in the form of shares of Stock rather than cash. To the extent that the Participant makes a compliant election to receive dividend payments under this Section 3 and the Election Form in shares of Stock, the Company shall deliver to the Participant a number of A-1 shares of Stock (rounded to the nearest whole share) equal to the cash dividends that the Participant would have received if the Participant was the holder of record, as of each record date, of a number of shares of Stock equal to the number of RSUs granted pursuant to this Agreement that have not been settled pursuant to Section 4 as of such record date divided by the Reinvestment Price (as defined and determined under the Company’s Dividend and Distribution Reinvestment Agreement, as amended from time to time) on the applicable dividend payment date, such shares of Stock to be delivered on or promptly following the date that the Company pays such dividend. For the avoidance of doubt, in the event that the Participant fails to make an election (including a failure to make a timely compliant election) under this Section 3 and the Election Form to receive dividends in shares of Stock rather than cash, the Participant shall receive all dividend payments under this Section 3 in cash. Notwithstanding the foregoing, in no event shall any dividend payment, whether in Stock or cash, under this Section 3 be paid later than 30 days following the date on which the Company pays such dividend to its stockholders generally. 4. Settlement of RSUs. As soon as administratively practicable following the vesting of the RSUs pursuant to the vesting provisions set forth in the Grant Notice, but in no event later than 60 days after the applicable vesting date, the Company shall deliver to the Participant (or the Participant’s permitted transferee, if applicable) the number of shares of Stock subject to the RSUs that vested and are being settled; provided, however, that in the event of a Change of Control, if insufficient shares of Stock remain available under the Plan to be delivered in settlement of the number of RSUs that vested, the Company shall deliver to the Participant a cash amount equal to the product of the Fair Market Value on the applicable vesting date and the number of shares of Stock that could not be delivered. Any fractional RSU that becomes vested hereunder shall be rounded down at the time shares of Stock are issued or cash is paid, as applicable, in settlement of such RSU. No fractional shares of Stock, nor the cash value of any fractional shares of Stock, will be issuable or payable to the Participant pursuant to this Agreement. All shares of Stock issued hereunder, if any, shall be delivered either by delivering one or more certificates for such shares to the Participant or by entering such shares in book-entry form, as determined by the Committee in its sole discretion. The value of shares of Stock shall not bear any interest owing to the passage of time. Neither this Section 4 nor any action taken pursuant to or in accordance with this Agreement shall be construed to create a trust or a funded or secured obligation of any kind. 5. Tax Withholding. To the extent that the receipt, vesting or settlement of this Award results in compensation income or wages to the Participant for federal, state, local or foreign tax purposes, the Participant shall make arrangements satisfactory to the Company for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to this Award, which arrangements may include, at the Company’s election, the delivery of cash or cash equivalents, Stock (including previously owned Stock, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of cash or shares of Stock otherwise issuable or delivered pursuant to this Award), other property, or any other legal consideration the Committee deems appropriate. If such tax obligations are satisfied through the withholding of shares of Stock that are otherwise issuable to the Participant pursuant to this Award (or through the surrender of previously owned shares of Stock by the Participant to the Company), the maximum number of shares of Stock that may be so withheld (or surrendered) shall be the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities, determined based on the greatest withholding rates for federal, state, local and foreign tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to this Award, as determined by the Committee. For the avoidance of doubt, to the extent any cash payments are made to the Participant under this Agreement, taxes related thereto will be withheld from such payments. The Participant acknowledges that there may be adverse tax consequences upon the receipt, vesting or settlement of this Award or A-2 disposition of the underlying shares of Stock (or cash, as applicable) and the Participant has been advised, and hereby is advised, to consult a tax advisor. The Participant acknowledges and agrees that none of the Board, the Committee, the Company or any Affiliate have made any representation or warranty as to the tax consequences to the Participant as a result of the receipt of the RSUs, the vesting of the RSUs or the forfeiture of any of the RSUs. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Company or an Affiliate or any of their respective managers, directors, officers, employees or authorized representatives (including, without limitation, attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences. 6. Non-Transferability.  During the lifetime of the Participant, the RSUs may not be sold, pledged, assigned or transferred in any manner other than by will, divorce or the laws of descent and distribution, unless and until the shares of Stock (or cash, as applicable) underlying the RSUs have been issued, and all restrictions applicable to such shares have lapsed. Neither the RSUs nor any interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence. 7. Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of shares of Stock hereunder, if any, will be subject to compliance with all applicable requirements of applicable law with respect to such securities and with the requirements of any stock exchange or market system upon which the Stock may then be listed. No shares of Stock will be issued hereunder if such issuance would constitute a violation of any applicable law or regulation or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, shares of Stock will not be issued hereunder unless (a) a registration statement under the Securities Act is in effect at the time of such issuance with respect to the shares to be issued or (b) in the opinion of legal counsel to the Company, the shares to be issued are permitted to be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary for the lawful issuance and sale of any shares of Stock hereunder will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance of Stock hereunder, the Company may require the Participant to satisfy any requirements that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. 8. Legends. If a stock certificate is issued with respect to any shares of Stock delivered hereunder, such certificate shall bear such legend or legends as the Committee deems appropriate in order to reflect the restrictions set forth in this Agreement and to ensure compliance with the terms and provisions of this Agreement, the rules, regulations and other requirements of the SEC, any applicable laws or the requirements of any stock exchange on which the Stock is then listed. If the shares of Stock issued hereunder are held in book-entry form, then such entry will reflect that the shares are subject to the restrictions set forth in this Agreement. 9. Rights as a Stockholder. Neither the Participant nor any Person claiming under or through the Participant shall have rights as a stockholder of the Company with respect to any A-3 shares of Stock that may become deliverable hereunder unless and until the Participant has become the holder of record of such shares of Stock, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any such shares of Stock, except as otherwise specifically provided for in the Plan or this Agreement. 10. Execution of Receipts and Releases. Any payments of cash or any issuance or transfer of shares of Stock or other property to the Participant or the Participant’s legal representative, heir, legatee or distributee, in accordance with this Agreement shall be in full satisfaction of all claims of such Person hereunder. As a condition precedent to such payment or issuance, the Company may require the Participant or the Participant’s legal representative, heir, legatee or distributee to execute (and not revoke within any time provided to do so) a release and receipt therefor in such form as it shall determine appropriate; provided, however, that any review period under such release will not modify the date of settlement with respect to vested RSUs. 11. No Right to Continued Employment or Awards. (a) For purposes of this Agreement, the Participant shall be considered to be employed by the Company as long as the Participant remains an employee of the Company or an Affiliate, or an employee of a corporation or other entity (or a parent or subsidiary of such corporation or other entity) assuming or substituting a new award for this Award. Without limiting the scope of the preceding sentence, it is specifically provided that the Participant shall be considered to have terminated his or her employment with the Company at the time of the termination of the “Affiliate” status of the entity or other organization that employs the Participant. Nothing in the adoption of the Plan, nor the award of the RSUs thereunder pursuant to the Grant Notice and this Agreement, shall confer upon the Participant the right to continued employment by the Company or any Affiliate, or any other entity, or affect in any way the right of the Company or any such Affiliate, or any other entity to terminate such employment at any time. Unless otherwise provided in a written employment agreement or by applicable law, the Participant’s employment by the Company, or any such Affiliate, or any other entity, shall be on an at-will basis, and the employment relationship may be terminated at any time by either the Participant or the Company, or any such Affiliate or any other entity for any reason whatsoever, with or without cause or notice. Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee or its delegate, and such determination shall be final, conclusive and binding for all purposes. (b) The grant of the RSUs is a one-time benefit and does not create any contractual or other right to receive a grant of Awards or benefits in lieu of Awards in the future. Any future Awards will be granted at the sole discretion of the Company. 12. Legal and Equitable Remedies. The Participant acknowledges that a violation or attempted breach of any of the Participant's covenants and agreements in this Agreement will cause such damage as will be irreparable, the exact amount of which would be difficult to ascertain and for which there will be no adequate remedy at law, and accordingly, the parties hereto agree that the Company and its Affiliates shall be entitled as a matter of right to an injunction issued by any court of competent jurisdiction, restraining the Participant or the affiliates, partners or agents of the Participant from such breach or attempted violation of such covenants and agreements, as well as to recover from the Participant any and all costs and expenses sustained or incurred by the Company or any Affiliate in obtaining such an injunction, including, without limitation, reasonable attorneys' fees. The parties to this Agreement agree that no bond or other security shall be required in connection with such injunction. Any exercise by either of the parties to this Agreement of its rights pursuant to this Section 12 shall be cumulative and in addition to any other remedies to which such party may be entitled. A-4

13. Notices. All notices and other communications under this Agreement shall be in writing and shall be delivered to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): If to the Company, unless otherwise designated by the Company in a written notice to the Participant (or other holder): Kinetik Holdings Inc. 2700 Post Oak Blvd., Suite 300         Houston, Texas 77056         Attn: Human Resources     If to the Participant, at the Participant’s last known address on file with the Company. Any notice that is delivered personally or by overnight courier or telecopier in the manner provided herein shall be deemed to have been duly given to the Participant when it is mailed by the Company or, if such notice is not mailed to the Participant, upon receipt by the Participant. Any notice that is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the fourth day after the day it is so placed in the mail. 14. Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other Award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature. 15. Agreement to Furnish Information. The Participant agrees to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirement imposed upon the Company by or under any applicable statute or regulation. 16. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the RSUs granted hereby; provided, however, that the terms of this Agreement shall not modify and shall be subject to the terms and conditions of any employment or other service agreement between the Participant and the Company (or an Affiliate or other entity) or a severance plan in which the Participant participates, in each case, in effect as of the date a determination is to be made under this Agreement. Without limiting the scope of the preceding sentence, except as provided therein, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. The Committee may, in its sole discretion, amend this Agreement from time to time in any manner that is not inconsistent with the Plan; provided, however, that except as otherwise A-5 provided in the Plan or this Agreement, any such amendment that materially reduces the rights of the Participant shall be effective only if it is in writing and signed by both the Participant and an authorized officer of the Company. 17. Severability and Waiver. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of such provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect. Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues. 18. Clawback. Notwithstanding any provision in the Grant Notice, this Agreement or the Plan to the contrary, to the extent required by (a) applicable law, including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any SEC rule or any applicable securities exchange listing standards and/or (b) any policy that has been or may be adopted or amended by the Board from time to time, including the Kinetik Holdings Inc. Clawback Policy, all cash or shares of Stock issued hereunder shall be subject to forfeiture, repurchase, recoupment and/or cancellation to the extent necessary to comply with such law(s) and/or policy and only as it relates to the Company. 19. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF. 20. Successors and Assigns. The Company may assign any of its rights under this Agreement without the Participant’s consent. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein and in the Plan, this Agreement will be binding upon the Participant and the Participant's beneficiaries, executors, administrators and the Person(s) to whom the RSUs may be transferred by will or the laws of descent or distribution. 21. Headings. Headings are for convenience only and are not deemed to be part of this Agreement. 22. Counterparts.  The Grant Notice may be executed in one or more counterparts, including by way of any electronic or digital signature, subject to applicable law, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed counterpart of the Grant Notice by facsimile or portable document format (.pdf) attachment to electronic mail shall be effective as delivery of a manually executed counterpart of the Grant Notice. 23. Section 409A. Notwithstanding anything herein or in the Plan to the contrary, the RSUs granted pursuant to this Agreement are intended to comply with the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto (“Section 409A”), or an exemption therefrom, and shall be limited, construed and interpreted in accordance with such intent. Nevertheless, to the extent that the Committee determines that the RSUs may not be exempt from Section 409A, then, if the Participant is deemed to be a “specified employee” within the meaning of Section 409A, as determined by the Committee, at a time when the Participant becomes eligible for settlement of the RSUs upon his “separation from service” within the meaning of Section 409A, then to the extent necessary to prevent any accelerated or additional tax under Section 409A, such settlement will be delayed A-6 until the earlier of: (a) the date that is six months following the Participant’s separation from service and (b) the Participant’s death. Notwithstanding the foregoing, the Company and its Affiliates make no representations that the RSUs provided under this Agreement are exempt from or compliant with Section 409A and in no event shall the Company or any Affiliate be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A. A-7

Exhibit 10.22 KINETIK HOLDINGS INC. SECOND AMENDED AND RESTATED EXECUTIVE SEVERANCE PLAN 1. Purpose. Kinetik Holdings Inc. (the “Company”) has adopted the Second Amended and Restated Kinetik Holdings Inc. Executive Severance Plan (the “Plan”) to provide severance pay and benefits to eligible officers and management employees who are Eligible Executives (as defined below) and whose employment is terminated on or after February 28, 2024 (the “Effective Date”). The Plan was first amended and restated effective as of May 7, 2025. This second amendment and restatement of the Plan is effective as of December 19, 2025. The Plan is intended to be maintained primarily for the purpose of providing benefits for a select group of management or highly compensated employees. 2. Definitions. For purposes of the Plan, the following terms shall have the respective meanings set forth below: (a) “Accrued Amounts” means (i) all accrued and unpaid Base Salary and all accrued but unused paid time off through the Date of Termination, which shall be paid within 10 business days following the Date of Termination (or earlier if required by applicable law); (ii) reimbursement for all incurred but unreimbursed expenses for which an Eligible Executive is entitled to reimbursement in accordance with the expense reimbursement policies of the Company in effect as of the Date of Termination, except that any reimbursement shall be made no later than the end of the second calendar year following the calendar year in which the Date of Termination occurs; (iii) any annual cash bonus that relates to a prior fiscal year of the Company that has been earned in accordance with the plan or other documentation governing such annual cash bonus but remains unpaid as of the Date of Termination, which shall be paid within 10 business days following the Date of Termination (or earlier if required by applicable law); and (iv) benefits to which an Eligible Executive may be entitled pursuant to the terms of any plan or policy sponsored by the Company or any of its Affiliates as in effect from time to time. (b) “Affiliate” means with respect to any person, any other person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise. (c) “Base/Bonus Compensation” means, with respect to an Eligible Executive, the sum of (i) such Eligible Executive’s Base Salary and (ii) such Eligible Executive’s Target Annual Bonus. For the avoidance of doubt, when used to calculate a specified number of weeks of Base/Bonus Compensation, one week of Base/Bonus Compensation shall be equal to an Eligible Executive’s Base Salary and Target Annual Bonus multiplied by a fraction, the numerator of which is one and the denominator of which is 52.

(d) “Base Salary” means the amount an Eligible Executive is entitled to receive as base salary on an annualized basis as reflected on a schedule maintained by the Company as approved by the Board and set forth as Exhibit A to this Plan. (e) “Board” means the Board of Directors of Kinetik Holdings Inc. (f) “Cause” means “Cause” (or a term of like import) as defined under any employment or other service agreement between an Eligible Executive and the Company or an Affiliate or, in the absence of such an agreement or definition, shall mean (i) an Eligible Executive’s failure or refusal to comply with a directive of the Board consistent with such Eligible Executive’s then-current position after the Company has provided such Eligible Executive with both written notice that such failure or refusal will be deemed to be “Cause” and a reasonable opportunity to perform; (ii) an Eligible Executive’s drug or alcohol abuse that adversely affects such Eligible Executive’s job performance; (iii) an Eligible Executive’s conviction of or plea of nolo contendere to a felony or a crime of moral turpitude; (iv) an Eligible Executive’s act of dishonesty adversely affecting the Company or any of its Affiliates; (v) an Eligible Executive’s material violation of a company policy of the Company that has been supplied to such Eligible Executive in writing; or (vi) an Eligible Executive’s material breach of this Agreement or any restrictive covenants with the Company or any of its Affiliates to which such Eligible Executive is subject. (g) “CEO” means the Company’s President & Chief Executive Officer. (h) “Change in Control” means: (i) The occurrence of an event in which any one person or more than one person acting as a group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than a Stockholder (as defined in the Stockholders Agreement) or its Affiliate, acquires beneficial ownership of more than fifty percent (50%) of the voting power of the Company’s outstanding capital stock; (ii) There is consummated a merger or consolidation of the Company with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Company immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then-outstanding voting securities of the person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or (iii) There is consummated a direct or indirect sale or other disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets, other than to an entity, at least 50% of the combined voting power of the then-outstanding voting securities of such entity or the ultimate parent thereof, as applicable, are owned by stockholders of the Company immediately prior to such sale. 2

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the beneficial owners of the voting securities of the Company outstanding immediately prior to such transaction or series of transactions continue to have substantially the same proportionate beneficial ownership in an entity which owns, either directly or through a subsidiary, all or substantially all of the assets of the Company immediately following such transaction or series of transactions. (i) “Change in Control Period” means the period beginning on the date that a Change in Control occurs and ending on the date that is 24 months following the date that such Change in Control occurs. (j) “Code” means the Internal Revenue Code of 1986, as amended. (k) “Committee” means the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan. (l) “Company Group” means the Company and each of its direct and indirect subsidiaries. (m) “Confidential Information” means all trade secrets, non-public information, proprietary information, knowledge, data, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that are conceived, made, developed or acquired by or disclosed to an Eligible Executive, individually or in conjunction with others, during the period that the Eligible Executive is employed by the Company or any other member of the Company Group (whether during business hours or otherwise and whether on the Company’s premises or otherwise) that relate to any member of the Company Group’s businesses or properties, products or services (including all such information relating to corporate opportunities, operations, future plans, proposals, products, marketing, selling, budgets, licenses, prices, transactions, costs, recipes, production techniques, methods of doing business, business plans, strategies for developing business and market share, research, financial and sales data, pricing terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or acquisition targets or their requirements, the identity of key contacts within customers’ organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names and marks). Moreover, all documents, videotapes, written presentations, brochures, drawings, memoranda, notes, records, files, correspondence, manuals, models, specifications, computer programs, e-mail, voice mail, electronic databases, maps, drawings, architectural renditions, models and all other writings or materials of any type including or embodying any of such information, ideas, concepts, improvements, discoveries, inventions and other similar forms of expression are and shall be the sole and exclusive property of the Company Group, and be subject to the same restrictions on disclosure applicable to all Confidential Information pursuant to the Plan. For purposes of the Plan, Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of a disclosure or wrongful act of the Eligible Executive or any of the Eligible Executive’s agents; (ii) was available to the Eligible Executive on a non-confidential basis before its disclosure by 3 a member of the Company Group; or (iii) becomes available to the Eligible Executive on a non-confidential basis from a source other than a member of the Company Group; provided, however, that such source is not bound by a confidentiality agreement with, or other obligation with respect to confidentiality to, a member of the Company Group. (n) “Date of Termination” means the effective date of the termination of an Eligible Executive’s employment with the Company and its Affiliates, as applicable, such that the Eligible Executive is no longer employed by the Company or any of its Affiliates. (o) “Disability” means “Disability” (or a term of like import) as defined under any employment or other service agreement between an Eligible Executive and the Company or an Affiliate or, in the absence of such an agreement or definition, shall mean an Eligible Executive’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. (p) “Eligible Executive” means any employee of the Company or an Affiliate of the Company who (i) is designated by the Committee as an “Eligible Executive” who is eligible to participate in the Plan; (ii) has executed and returned a Participation Agreement to the Company; (iii) is not covered under any other severance plan, policy, program or arrangement sponsored or maintained by the Company or any of its Affiliates; and (iv) is not a party to an employment or severance agreement with the Company or any of its Affiliates pursuant to which such employee is eligible for severance payments or benefits. The Committee shall have the sole discretion to determine whether an employee is an Eligible Executive. Eligible Executives shall be limited to a select group of management or highly compensated employees within the meaning of Sections 201, 301 and 401 of ERISA. (q) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. (r) “Good Reason” means (i) with respect to a Tier 1 Executive, Tier 1 Executive Good Reason (as defined below) or (ii) with respect to a Tier 2 Executive, (A) a material diminution in such Tier 2 Executive’s title and responsibilities; (B) a material reduction in such Tier 2 Executive’s Total Compensation; or (C) a change in the principal location of such Tier 2 Executive’s services outside of the Houston metro area or, if elsewhere, the principal location of such Tier 2 Executive’s services as of the date hereof (other than travel incident to such Tier 2 Executive’s position). Notwithstanding the foregoing provisions of this definition or any other provision of the Plan to the contrary, any assertion by an Eligible Executive of a termination for Good Reason shall not be effective unless all of the following conditions are satisfied: (1) the condition described in this definition (including, for the avoidance of doubt, the condition described in Tier 1 Executive Good Reason with respect to a Tier 1 Executive) giving rise to such Eligible Executive’s termination of employment must have arisen without such Eligible Executive’s written consent; (2) such Eligible Executive must provide written notice to the Company of the existence of such condition(s) within 90 days after the initial occurrence of such condition(s); (3) the condition(s) specified in such notice must remain uncorrected for 30 days following the Company’s receipt of such written notice; and (4) the date of such Eligible 4

Executive’s termination of employment must occur within 180 days after the initial occurrence of the condition(s) specified in such notice. For the avoidance of doubt, an Eligible Executive shall only be deemed to have provided written consent to the occurrence of the condition giving rise to Good Reason for purposes of clause (1) of the preceding sentence if such Eligible Executive explicitly (x) agrees in writing to the occurrence of such condition and (y) waives in writing such Eligible Executive’s right to resign for Good Reason based on the occurrence of such condition. (s) “Key Person” generally means an important employee of the Company or any of its Affiliates who is (i) considered to be within a select group of management or highly-compensated employees and (ii) critical to the operation of the business or who is essential to the functioning of a segment of the business (including by having specific skill sets and experiences of the Company and its Affiliates that cannot be easily replaced) and whose Qualifying Termination or termination of employment due to his or her death or Disability would likely have a significant negative impact on the business of the Company or its Affiliates given his or her responsibilities and knowledge. (t) “LTIP” means the Kinetik Holdings Inc. 2019 Omnibus Compensation Plan, as the same may be amended, restated or otherwise modified from time to time or any successor plan thereto. (u) “Medical Continuation Period” means (i) a period of 36 months for Tier 1 Executives and (ii) a period of 18 months for Tier 2 Executives. (v) “Participation Agreement” means the participation agreement delivered to each Eligible Executive by the Committee prior to his or her entry into the Plan evidencing the Eligible Executive’s agreement to participate in the Plan and to comply with all terms, conditions and restrictions within the Plan. (w) “Prohibited Period” means the period during which an Eligible Executive is employed by the Company or any of its Affiliates and continuing through the last day of (i) in the case of a Tier 1 Executive, the two-year period or (ii) in the case of a Tier 2 Executive, the 18-month period, as applicable, following the Eligible Executive’s Date of Termination. (x) “Pro-Rata Actual Bonus Amount” means an amount equal to the annual cash bonus that an Eligible Executive would have been entitled to receive for the fiscal year of the Company in which the Date of Termination occurs based on actual performance (as determined by the Committee or an authorized officer of the Company as of the Date of Termination in accordance with the plan or other documentation governing such annual cash bonus), multiplied by a fraction, the numerator of which is the number of days in such fiscal year during which such Eligible Executive was employed by the Company and its Affiliates, and the denominator of which is the total number of days for the fiscal year of the Company in which the Date of Termination occurs. (y) “Qualifying Termination” means the termination of an Eligible Executive’s employment with the Company and its Affiliates (i) by the Company without Cause 5

(which, for the avoidance of doubt, does not include a termination due to death or Disability); or (ii) due to an Eligible Executive’s resignation for Good Reason. (z) “Release Requirement” means the requirement that an Eligible Executive execute and deliver to the Company a general release of claims, in a form acceptable to the Company, on or prior to the date that is 21 days following the date upon which the Company delivers the release to an Eligible Executive (which shall occur no later than seven days following the Date of Termination) or, in the event that such termination of employment is “in connection with an exit incentive or other employment termination program” (as such phrase is defined in the Age Discrimination in Employment Act of 1967, as amended), the date that is 45 days following such delivery date. Notwithstanding the foregoing or any other provision in the Plan to the contrary, the Release Requirement shall not be considered satisfied if the release described in the preceding sentence is revoked by the Eligible Executive within any time provided by the Company for such revocation. (aa) “Section 409A” means Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including any such regulations or guidance that may be amended or issued after the Effective Date. (ab) “Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of October 21, 2021, entered into by the Company and the other parties thereto, as amended from time to time. (ac) “Target Annual Bonus” means the target annual cash bonus that an Eligible Executive was eligible to earn for the fiscal year of the Company in which the Date of Termination occurs. (ad) “Tier” means an “Executive Tier” used for purposes of determining the level of severance benefits an Eligible Executive is eligible to receive. Each Eligible Executive shall be designated by the Committee as a Tier 1 Executive or a Tier 2 Executive. (ae) “Tier 1 Executive Good Reason” means (i) a material diminution in a Tier 1 Executive’s title, duties, responsibilities or level of authority (including, without limitation, following a Change in Control, the occurrence of any of the following (x) such Tier 1 Executive does not retain the same title or serve in the same or a better position at the surviving pro forma publicly traded parent entity in such Change in Control, based on the title and position that such Tier 1 Executive held immediately prior to such Change in Control, (y) the requirement that following such Change in Control such Tier 1 Executive report to anyone other than the board of the surviving pro forma publicly traded parent entity in such Change in Control (in the case of the CEO) or the chief executive officer of the pro forma publicly traded parent entity (in the case of any other Tier 1 Executives), or (z) the assignment to such Tier 1 Executive of duties, responsibilities and a level of authority that are materially diminished from or inconsistent with the duties, responsibilities and level of authority applicable to such Tier 1 Executive immediately prior to such Change in Control, including such Tier 1 Executive no longer serving as an executive officer of a publicly-traded company following such Change in Control); (ii) a material reduction in a Tier 1 Executive’s Total Compensation; or (iii) a change in the principal 6 location of a Tier 1 Executive’s services outside of the Houston metro area or, if elsewhere, the principal location of such Tier 1 Executive’s services as of the date hereof (other than travel incident to such Tier 1 Executive’s position). (af) “Total Compensation” means, with respect to an Eligible Executive, such Eligible Executive’s annualized Base Salary (whether paid in the form of cash or equity or both), annual cash bonus opportunity, and target short-term or long-term equity incentive opportunity, as applicable 3. Administration of the Plan. (a) Administration by the Committee. The Committee shall be responsible for the management and control of the operation and the administration of the Plan, including interpretation of the Plan, decisions pertaining to eligibility to participate in the Plan, computation of severance benefits, granting or denial of severance benefit claims and review of claims denials. The Committee has absolute discretion in the exercise of its powers and responsibilities. For this purpose, the Committee’s powers shall include the following authority, in addition to all other powers provided by the Plan: (i) to make and enforce such rules and regulations as it deems necessary or proper for the efficient administration of the Plan; (ii) to interpret the Plan, the Committee’s interpretation thereof to be final and conclusive on all persons claiming benefits under the Plan; (iii) to decide all questions concerning the Plan and the eligibility of any person to participate in the Plan, and to designate each Eligible Executive as either a Tier 1 Executive or a Tier 2 Executive; (iv) to make a determination as to the right of any person to a benefit under the Plan (including to determine whether and when there has been a termination of an Eligible Executive’s employment and the cause of such termination); (v) to appoint such agents, counsel, accountants, consultants, claims administrator and other persons as may be required to assist in administering the Plan; (vi) to allocate and delegate its responsibilities under the Plan and to designate other persons to carry out any of its responsibilities under the Plan, any such allocation, delegation or designation to be in writing; (vii) to sue or cause suit to be brought in the name of the Plan; and 7

(viii) to obtain from the Company, its Affiliates and from Eligible Executives such information as is necessary for the proper administration of the Plan. (b) Indemnification of the Committee. The Company shall, without limiting any rights that the Committee may have under the Company’s charter or bylaws, applicable law or otherwise, indemnify and hold harmless the Committee and each member thereof (and any other individual acting on behalf of the Committee or any member thereof) against any and all expenses and liabilities arising out of such person’s administrative functions or fiduciary responsibilities, excepting only expenses and liabilities arising out of the person’s own gross negligence or willful misconduct. Expenses against which such person shall be indemnified hereunder include the amounts of any settlement, judgment, attorneys’ fees, costs of court, and any other related charges reasonably incurred in connection with a claim, proceeding, settlement, or other action under the Plan. (c) Compensation and Expenses. The Committee shall not receive additional compensation with respect to services for the Plan. To the extent required by applicable law, but not otherwise, the Committee shall furnish bond or security for the performance of their duties hereunder. Any expenses properly incurred by the Committee incident to the administration, termination or protection of the Plan, including the cost of furnishing bond, shall be paid by the Company. (d) Plan Year. The plan year for the Plan shall be the 12-month period beginning each January 1; provided, however, that the first plan year for the Plan shall begin on the Effective Date and shall end on December 31, 2024. 4. Eligibility. Only individuals who are Eligible Executives may participate in the Plan. The Committee has full and absolute discretion to determine and select which employees of the Company and its Affiliates are Eligible Executives; provided, however, that the CEO shall have the authority to recommend to the Committee employees of the Company or an Affiliate of the Company (including Key Persons) who should be selected as Eligible Executives and designated as Tier 2 Executives. For the avoidance of doubt, the CEO shall not have the authority to recommend to the Committee that any employee of the Company or an Affiliate of the Company (including a Key Person) be designated as a Tier 1 Executive. Once an employee has been designated as an Eligible Executive, he or she shall automatically continue to be an Eligible Executive until he or she ceases to be an employee or is removed as an Eligible Executive by the Committee; provided, however, that if an employee is an Eligible Executive as of the date of a Change in Control, then he or she may not be removed as an Eligible Executive by the Committee during the 24-month period following the date of such Change in Control. The Plan shall supersede all prior practices, policies, procedures and plans relating to severance benefits from the Company and its Affiliates with respect to the Eligible Executives. 5. Plan Benefits. 8

(a) Qualifying Termination. In the event an Eligible Executive’s employment ends due to a Qualifying Termination that occurs outside of the Change in Control Period, such Eligible Executive shall be entitled to receive the Accrued Amounts, and so long as such Eligible Executive satisfies the Release Requirement and abides by the terms of Sections 7, 8, 9, 10 and 11 below and continues to abide by the terms of all other written agreements between such Eligible Executive and any member of the Company Group, such Eligible Executive shall also be entitled to receive the following: (i) A payment (the “Severance Payment”) in an amount equal to, as applicable: • in the case of a Tier 1 Executive, the product of (x) nine weeks’ Base/Bonus Compensation multiplied by (y) the number of years the Eligible Executive has been continuously employed by the Company or an Affiliate from such Eligible Executive’s most recent date of hire (plus any years of continuous employment attributable to prior stints of employment with the Company or an Affiliate that preceded the most recent date of hire, if applicable), measured as of the Date of Termination (but in no event is the product to be less than nine weeks’ Base/Bonus Compensation); or • in the case of a Tier 2 Executive, the product of (x) seven weeks’ Base/Bonus Compensation multiplied by (y) the number of years the Eligible Executive has been continuously employed by the Company or an Affiliate from such Eligible Executive’s most recent date of hire (plus any years of continuous employment attributable to prior stints of employment with the Company or an Affiliate that preceded the most recent date of hire, if applicable), measured as of the Date of Termination (but in no event is the product to be less than eight weeks’ Base/Bonus Compensation). For purposes of calculating years of employment, any years of continuous employment that an Eligible Executive had with any company that is acquired by the Company or an Affiliate, whether in a stock or asset transaction, shall be counted, and an Eligible Executive’s most recent date of hire shall be deemed to be the applicable date of hire with any such company that is acquired by the Company or an Affiliate in the circumstances described above so long as such Eligible Executive’s employment is continuous from the acquired company to the Company or an Affiliate. Any partial years of employment shall be rounded up or down to the nearest whole year for purposes of calculating the Severance Payment. Notwithstanding anything to the contrary contained herein, in no event shall any Tier 1 Executive’s “Severance Payment” exceed 52 weeks’ Base/Bonus Compensation, and in no event shall any Tier 2 Executive’s “Severance Payment” exceed 39 weeks’ Base/Bonus Compensation. The Severance Payment shall be paid in a lump sum as soon as reasonably practicable following such Eligible Executive’s Date of Termination but in no event later than either (i) the Company’s first regularly scheduled pay date that is on or after the date that is 45 days after 9 the Date of Termination or (ii) if agreed to in writing by the Eligible Executive, the Company’s last regularly scheduled pay date that is prior to March 15 of the calendar year following the year in which the Date of Termination occurs or, if earlier, the Company’s last regularly scheduled pay date that is on or prior to the date that is 180 days after the Date of Termination. (ii) The Medical Benefit (as described in Section 5(c) below). (b) CIC Termination. In the event an Eligible Executive’s employment with the Company ends due to a Qualifying Termination that occurs during the Change in Control Period (a “CIC Termination”), such Eligible Executive shall be entitled to receive the Accrued Amounts, and so long as such Eligible Executive satisfies the Release Requirement and abides by the terms of Sections 7, 8, 9, 10 and 11 below and continues to abide by the terms of all other written agreements between such Eligible Executive and any member of the Company Group, such Eligible Executive shall also be entitled to receive the following: (i) A payment (the “CIC Severance Payment”) in an amount equal to, as applicable: • in the case of a Tier 1 Executive, (x) two and one-half times such Eligible Executive’s Base/Bonus Compensation, plus (y) the Pro- Rata Actual Bonus Amount; or • in the case of a Tier 2 Executive, (x) two times such Eligible Executive’s Base/Bonus Compensation, plus (y) the Pro-Rata Actual Bonus Amount. The CIC Severance Payment shall be paid in a lump sum as soon as reasonably practicable following such Eligible Executive’s Date of Termination but in no event later than either (i) the Company’s first regularly scheduled pay date that is on or after the date that is 45 days after the Date of Termination or (ii) if agreed to in writing by the Eligible Executive, the Company’s last regularly scheduled pay date that is prior to March 15 of the calendar year following the year in which the Date of Termination occurs or, if earlier, the Company’s last regularly scheduled pay date that is on or prior to the date that is 180 days after the Date of Termination. For the avoidance of doubt, the CIC Severance Payment is in lieu of the Severance Payment described in Section 5(a) above. (ii) The Medical Benefit (as described in Section 5(c) below). (iii) The Matching Benefit (as described in Section 5(d) below). (iv) The Outplacement Benefit (as described in Section 5(e) below). (v) The Equity Acceleration Benefit (as described in Section 5(f) below). 10

(c) Medical Benefit. In the event of a Qualifying Termination, a CIC Termination or the termination of an Eligible Executive’s employment due to death or Disability as described in Section 5(g) below, an Eligible Executive shall receive a payment in an amount equal to the full amount (including the employer and employee premium) that would be required to effect and continue coverage during the Medical Continuation Period for such Eligible Executive and such Eligible Executive’s spouse and eligible dependents, if any, under (i) in the case of the CEO, any group health plan that is separately and independently procured and paid for by the CEO or (ii) in the case of an Eligible Executive other than the CEO (or in the case of the CEO to the extent that the CEO does not separately and independently procure coverage under a different group health plan prior to the payment date described below), the Company’s group health plans applicable to such Eligible Executive prior to such Eligible Executive’s Date of Termination (the “Medical Benefit”), in each case, which Medical Benefit shall be paid in a lump sum on the Company’s first regularly scheduled pay date that is on or after the date that is 60 days after such Eligible Executive’s Date of Termination. Notwithstanding anything in the preceding provisions of this Section 5(c) to the contrary, if the Medical Benefit cannot be provided in the manner described above without penalty, tax, or other adverse impact on the Company, then the Company and an Eligible Executive shall negotiate in good faith to determine an alternative manner in which the Company may provide a substantially equivalent benefit to such Eligible Executive without such adverse impact on the Company. (d) Matching Benefit. In the event of a CIC Termination, an Eligible Executive shall receive a payment in an amount equal to the sum of the Company’s (or its Affiliate’s) matching or other employer contributions under the 401(k) defined contribution plan and health savings account sponsored, maintained or provided by the Company in which such Eligible Executive participates as of immediately prior to the Date of Termination that such Eligible Executive would have received if such Eligible Executive’s employment continued for (i) in the case of a Tier 1 Executive, 30 months or (ii) in the case of a Tier 2 Executive, 18 months, as applicable, following the Date of Termination after taking into account, to the extent necessary, any reasonable assumptions undertaken in good faith by the Company for this purpose (the “Matching Benefit”). The Matching Benefit shall be paid in a lump sum on the Company’s first regularly scheduled pay date that is on or after the date that is 60 days after such Eligible Executive’s Date of Termination. (e) Outplacement Benefit. In the event of a CIC Termination, an Eligible Executive shall be eligible to receive outplacement services (the “Outplacement Benefit”), including transition assistance, job search support, provision of an office space, financial planning, coaching and research support and reasonable costs incurred by an Eligible Executive that are associated with travel to procure such outplacement services, in each case, provided by a provider or providers of the Company’s choosing (with applicable costs paid by the Company directly to such provider or providers or, in the case of travel costs, reimbursed to such Eligible Executive following the receipt of documentation in accordance with the expense reimbursement policies of the Company in effect as of the Date of Termination, such Outplacement Benefit to be provided for up to two years following such Eligible Executive’s Date of Termination but only until such time as such Eligible Executive obtains reasonably 11 comparable employment; provided, however, that the cost of such Outplacement Benefit shall not exceed, a total of $75,000 for any Tier 1 Executive and $35,000 for any Tier 2 Executive. (f) Equity Acceleration Benefit. In the event of a CIC Termination, all unvested equity-based awards granted under the LTIP that are held by an Eligible Executive as of immediately prior to the Date of Termination shall immediately become fully vested as of the Date of Termination; provided, however, that with respect to any equity-based award that is subject to performance-based vesting conditions, such equity-based award shall be calculated and settled, without proration, subject to and based on the greater of (x) target performance or (y) actual performance and achievement of the applicable performance metrics calculated through the date of the Change in Control. For the avoidance of doubt, to the extent any equity-based awards granted under the LTIP contain terms contrary to those set forth in this Section 5(f), the terms and conditions of the applicable document that provides the Eligible Executive with the most favorable treatment (including with respect to any vesting provisions that relate to a Change in Control or a termination of employment following a Change in Control) shall control. (g) Termination as a Result of Death or Disability. In the event an Eligible Executive’s employment with the Company and, as applicable, each of its Affiliates, ends due to such Eligible Executive’s death or Disability, such Eligible Executive shall be entitled to receive the Accrued Amounts, and so long as such Eligible Executive (or the executor of such Eligible Executive’s estate or such Eligible Executive’s legal guardian, as applicable) satisfies the Release Requirement and abides by the terms of Sections 7, 8, 9, 10 and 11 below, such Eligible Executive shall also be entitled to receive (i) the Medical Benefit and (ii) the Pro-Rata Actual Bonus Amount, which shall be paid in a lump sum on the Company’s first regularly scheduled pay date that is on or after the date that is 60 days after such Eligible Executive’s Date of Termination. (h) Other Non-Qualifying Terminations of Employment. In the event that an Eligible Executive’s employment with the Company and, as applicable, each of its Affiliates terminates other than pursuant to a Qualifying Termination, a CIC Termination or as a result of death or Disability, then all compensation and benefits to such Eligible Executive shall terminate contemporaneously with such termination of employment, except that such Eligible Executive shall be entitled to the Accrued Amounts. (i) After-Acquired Evidence. Notwithstanding any provision of the Plan to the contrary, in the event that the Company determines that an Eligible Executive is eligible to receive the Severance Payment or the CIC Severance Payment, as applicable, and other severance benefits pursuant to Sections 5(c) through (f), as applicable, but, after such determination, the Company subsequently acquires evidence or determines that: (i) such Eligible Executive has failed to abide by the terms of Sections 7, 8, 9, 10 or 11; or (ii) a Cause condition existed prior to the Date of Termination that, had the Company been fully aware of such condition, would have given the Company the right to terminate such Eligible Executive’s employment for Cause, then the Company shall have the right to cease the payment or providing of the Severance Payment, the CIC Severance Payment and any other severance benefits, as applicable, and such Eligible Executive shall promptly return to the Company any payment of the Severance Payment, the CIC Severance Payment and any other 12 severance benefits, as applicable, received by such Eligible Executive prior to the date that the Company determines that the conditions of this Section 5(i) have been satisfied. 6. Certain Excise Taxes. Notwithstanding anything to the contrary in the Plan, if an Eligible Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in the Plan, together with any other payments and benefits which such Eligible Executive has the right to receive from the Company or any of its Affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in the Plan shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by such Eligible Executive from the Company and its Affiliates will be one dollar ($1.00) less than three times such Eligible Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by such Eligible Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to such Eligible Executive (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by the Company in good faith. If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company (or its Affiliates) used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times such Eligible Executive’s base amount, then such Eligible Executive shall immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 6 shall require the Company to be responsible for, or have any liability or obligation with respect to, such Eligible Executives’ excise tax liabilities under Section 4999 of the Code. 7. Confidentiality. During the period in which an Eligible Executive participates in the Plan, the Eligible Executive shall be provided with, and will have access to, Confidential Information. In consideration of such Eligible Executive’s receipt of Confidential Information and access to such Confidential Information and in exchange for other valuable consideration provided hereunder, and as a condition to participation in the Plan, each Eligible Executive shall be subject to the covenants and restrictions in this Section 7 and in Sections 8, 9, 10, 11 and 12. (a) In General. Both during the period in which an Eligible Executive is employed by or affiliated with the Company and thereafter, except as expressly permitted by the Plan or by directive of the Board, the Eligible Executive shall not disclose any Confidential Information to any person or entity and shall not use any Confidential Information except for the benefit of the Company Group. Each Eligible Executive acknowledges and agrees that such Eligible Executive would inevitably use and disclose Confidential Information in violation of this Section 7 if such Eligible Executive were to violate any of the covenants set forth in 13

Section 8. Each Eligible Executive shall follow all Company policies and protocols regarding the physical security of all documents and other materials containing Confidential Information (regardless of the medium on which Confidential Information is stored). The covenants of this Section 7(a) shall apply to all Confidential Information, whether now known or later to become known to an Eligible Executive during the period that such Eligible Executive is employed by or affiliated with the Company or any other member of the Company Group. (b) Permitted Disclosures. Notwithstanding any provision of Section 7(a) to the contrary, an Eligible Executive may make the following disclosures and uses of Confidential Information: (i) disclosures to other employees of the Company Group who have a need to know the information in connection with the businesses of the Company Group; (ii) disclosures to customers and suppliers when, in the reasonable and good faith belief of the Eligible Executive, such disclosure is in connection with the Eligible Executive’s performance of his or her duties for the Company and is in the best interests of the Company; (iii) disclosures and uses that are approved in writing by the Company; or (iv) disclosures to a person or entity that has (A) been retained by a member of the Company Group to provide services to one or more members of the Company Group and (B) agreed in writing to abide by the terms of a confidentiality agreement. (c) Return of Confidential Information. Upon the termination of the Eligible Executive’s employment with the Company and at any other time, in each case, upon written request of the Company, an Eligible Executive shall promptly destroy or surrender and deliver to the Company all documents (including electronically stored information) and all copies thereof and all other materials of any nature containing or pertaining to all Confidential Information and any other Company Group property (including any Company Group-issued computer, mobile device or other equipment) in the Eligible Executive’s possession, custody or control and the Eligible Executive shall not retain any such documents or other materials or property of the Company Group. Within 10 days of any such request and if requested by the Company, the Eligible Executive shall certify to the Company in writing that all such documents, materials and property have been returned to the Company. (d) Additional Permitted Disclosures. Nothing in the Plan (whether in this Section 7 or otherwise) shall prohibit or restrict an Eligible Executive from lawfully (i) initiating communications directly with, cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by any governmental or regulatory agency, entity, or official(s) (collectively, “Governmental Authorities”) regarding a possible violation of any law; (ii) responding to any inquiry or legal process directed to such Eligible Executive individually from any such Governmental Authorities; (iii) testifying, participating or otherwise assisting in an action or proceeding by any such Governmental Authorities relating to a possible violation of law; (iv) making any other disclosures that are protected under the whistleblower provisions of any applicable law; or (v) making disclosures to such Eligible Executive’s retained attorneys for the purposes of seeking legal advice as to such Eligible Executive’s rights and obligations under the Plan and/or relating to legal recourse for possible violations of the Plan or any law by the Company. Additionally, pursuant to the federal Defend Trade Secrets Act of 2016, an Eligible Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (x) in confidence to a federal, state, or local 14 government official, either directly or indirectly, or to an attorney; and (y) solely for the purpose of reporting or investigating a suspected violation of law; (B) is made to such Eligible Executive’s attorney in relation to a lawsuit for retaliation against such Eligible Executive for reporting a suspected violation of law; or (C) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nor does the Plan require an Eligible Executive to obtain prior authorization from any member of the Company Group before engaging in any conduct described in this Section 7(d), or to notify any member of the Company Group that such Eligible Executive has engaged in any such conduct. 8. Non-Solicitation. (a) Access to Confidential Information and Development of Goodwill. The Company shall provide each Eligible Executive access to Confidential Information for use only during the period during which such Eligible Executive is employed by the Company, and each Eligible Executive acknowledges and agrees that the Company will be entrusting the Eligible Executive, in his unique and special capacity, with developing the goodwill of the Company, and in consideration thereof and in consideration of the Company providing the Eligible Executive with access to Confidential Information and as an express incentive for the Company to allow the Eligible Executive to participate in the Plan, the Eligible Executive has voluntarily agreed to the covenants set forth in this Section 8. Each Eligible Executive further agrees and acknowledges that the limitations and restrictions set forth herein are reasonable in all respects and not oppressive, will not cause the Eligible Executive undue hardship, and are material and substantial parts of the Plan intended and necessary to protect the Confidential Information, goodwill and substantial and legitimate business interests. (b) Restrictions. During the Prohibited Period, an Eligible Executive shall not, without the prior written approval of the Company, directly or indirectly, for the Eligible Executive or on behalf of or in conjunction with any other person or entity of any nature, solicit, canvass, approach, encourage, entice or induce any employee or contractor of any member of the Company Group to terminate his, her or its employment or engagement with any member of the Company Group. (c) Enforcement. Because of the difficulty of measuring economic losses to the Company Group as a result of a breach or threatened breach of the covenants set forth in Section 7 and this Section 8, and because of the immediate and irreparable damage that would be caused to members of the Company Group for which they would have no other adequate remedy, the Company and each other member of the Company Group shall be entitled to enforce the foregoing covenants, in the event of a breach or threatened breach, by injunctions and restraining orders from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall not be the Company’s or any other member of the Company Group’s exclusive remedy for a breach but instead shall be in addition to all other rights and remedies available to the Company and each other member of the Company Group at law and equity. 9. Ownership of Intellectual Property. The Company shall own, and, by agreeing to participate in the Plan, each Eligible Executive assigns, all right, title and interest (including 15 patent rights, copyrights, trade secret rights, mask work rights, trademark rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information authored, created, contributed to, made or conceived or reduced to practice, in whole or in part, by the Eligible Executive during the period in which the Eligible Executive is or has been employed by or affiliated with the Company or any other member of the Company Group that either (a) relate, at the time of conception, reduction to practice, creation, derivation or development, to any member of the Company Group’s businesses or actual or anticipated research or development, or (b) were developed on any amount of the Company’s or any other member of the Company Group’s time or with the use of any member of the Company Group’s equipment, supplies, facilities or trade secret information (all of the foregoing collectively referred to herein as “Company Intellectual Property”), and the Eligible Executive shall promptly disclose all Company Intellectual Property to the Company. All of each Eligible Executive’s works of authorship and associated copyrights created during the period in which the Eligible Executive is employed by or affiliated with the Company or any other member of the Company Group and in the scope of the Eligible Executive’s employment shall be deemed to be “works made for hire” within the meaning of the Copyright Act. Each Eligible Executive shall perform, during and after the period in which the Eligible Executive is or has been employed by or affiliated with the Company or any other member of the Company Group, all reasonable acts deemed necessary by the Company to assist each member of the Company Group, at the Company’s expense, in obtaining and enforcing its rights throughout the world in the Company Intellectual Property. Such acts may include execution of documents and assistance or cooperation (i) in the filing, prosecution, registration, and memorialization of assignment of any applicable patents, copyrights, mask work, or other applications, (ii) in the enforcement of any applicable patents, copyrights, mask work, moral rights, trade secrets, or other proprietary rights, and (iii) in other legal proceedings related to the Company Intellectual Property. 10. Non-Disparagement. Each Eligible Executive shall refrain, both during the Eligible Executive’s employment with the Company and thereafter, from publishing any oral or written statements about the Company, any member of the Company Group or any of their respective directors, officers, employees, consultants, agents or representatives that (a) are slanderous, libelous or defamatory, (b) disclose Confidential Information of or regarding the Company’s or any member of the Company Group’s business affairs, directors, officers, managers, members, employees, consultants, agents or representatives, or (c) place the Company, any member of the Company Group or any of their respective directors, officers, managers, members, employees, consultants, agents or representatives in a false light before the public. 11. Defense and Pursuit of Claims. An Eligible Executive shall, following the termination of his or her employment, cooperate with the Company Group and its counsel in any litigation or human resources matters in which such Eligible Executive may be a witness or potential witness or with respect to which such Eligible Executive may have knowledge of relevant facts or evidence. The Company shall reimburse such Eligible Executive for reasonable and necessary expenses incurred in the course of complying with this Section 11 16 provided that the Eligible Executive provides reasonable documentation of the same and obtains the Company’s prior approval for incurring such expenses. 12. Enforcement. Money damages would not be a sufficient remedy for any breach of Sections 7, 8, 9, 10 or 11 or any breach of the terms of any other written agreement between an Eligible Executive and any member of the Company Group, in each case, by such Eligible Executive, and any member of the Company Group shall be entitled to enforce the provisions of such Sections and the terms of such other written agreements as may be applicable by terminating payments or additional benefits then owing to the Eligible Executive and to specific performance, injunctive relief and other equitable relief, without bond, as remedies for such breach or any threatened breach. In addition, in the event of a breach by an Eligible Executive of Sections 7, 8, 9, 10 or 11 or the terms of any other written agreement between such Eligible Executive and any member of the Company Group, the Eligible Executive shall repay to the Company any and all payments received or paid or deemed paid by the Company for the benefit of the Eligible Executive pursuant to the Plan. Such remedies shall not be deemed the exclusive remedies for a breach of Sections 7, 8, 9, 10 or 11 or the terms of such other written agreements as may be applicable, but shall be in addition to all remedies available at law or in equity, including the recovery of damages from the Eligible Executive and the Eligible Executive’s agents. This Section 12 and Sections 7, 8, 9, 10 or 11 and the terms of any other written agreements between the Eligible Executive and any member of the Company Group, and each provision and portion thereof, are severable and separate, and the unenforceability of any specific section (or portion thereof) shall not affect the enforceability of any other section (or portion thereof). Moreover, in the event any arbitrator or court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which such arbitrator or court deems reasonable, and the Plan shall thereby be reformed. 13. Claims Procedure and Review. (a) Filing a Claim. Any Eligible Executive that the Committee determines is entitled to payment of severance benefits under the Plan is not required to file a claim for such benefits. Any Eligible Executive (i) who is not paid severance benefits hereunder and who believes that he or she is entitled to severance benefits hereunder or (ii) who has been paid severance benefits hereunder and believes that he or she is entitled to greater benefits hereunder may file a claim for severance benefits under the Plan in writing with the Committee. (b) Initial Determination of a Claim. If a claim for severance benefits hereunder is wholly or partially denied, the Committee shall, within a reasonable period of time but no later than 90 days after receipt of the claim (or 180 days after receipt of the claim if special circumstances require an extension of time for processing the claim), notify the claimant of the denial. Such notice shall (i) be in writing, (ii) be written in a manner calculated to be understood by the claimant, (iii) contain the specific reason or reasons for denial of the claim, (iv) refer specifically to the pertinent Plan provisions upon which the denial is based, (v) describe any additional material or information necessary for the claimant to perfect the claim (and explain why such material or information is necessary), and (vi) describe the Plan’s claim 17 review procedures and time limits applicable to such procedures, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review. (c) Appeal of a Denied Claim. Within 60 days of the receipt by the claimant of this notice, the claimant may file a written appeal with the Committee. In connection with the appeal, the claimant may review Plan documents and may submit written issues and comments. The Committee shall deliver to the claimant a written decision on the appeal promptly, but not later than 60 days after the receipt of the claimant’s appeal (or 120 days after receipt of the claimant’s appeal if there are special circumstances which require an extension of time for processing). Such decision shall (i) be in writing, (ii) be written in a manner calculated to be understood by the claimant, (iii) include specific reasons for the decision, (iv) refer specifically to the Plan provisions upon which the decision is based, (v) state that the claimant is entitled to receive, on request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claimant’s claim for benefits, and (vi) a statement of the Participant’s right to bring an action under Section 502(a) of ERISA. If special circumstances require an extension of up to 180 days for an initial claim or 120 days for an appeal, whichever applies, the Committee shall send written notice of the extension. This notice shall indicate the special circumstances requiring the extension and state when the Committee expects to render the decision. (d) The benefits claim procedure provided in this Section 13 is intended to comply with the provisions of 29 C.F.R. §2560.503-1. All provisions of this Section 13 shall be interpreted, construed, and limited in accordance with such intent. 14. General Provisions. (a) Taxes. The Company is authorized to withhold from all payments made hereunder amounts of withholding and other taxes due or potentially payable in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and the Eligible Executive to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payments made under the Plan. (b) No Mitigation. No Eligible Executive shall have any duty to mitigate the amounts payable under the Plan by seeking or accepting new employment or self-employment following a Qualifying Termination or CIC Termination. (c) Offset. The Company may set off against, and each Eligible Executive authorizes the Company to deduct from, any payments due to the Eligible Executive, or to his or her estate, heirs, legal representatives, or successors, any amounts which may be due and owing to the Company or an Affiliate of the Company by the Eligible Executive, whether arising under the Plan or otherwise; provided, however, that any such offset must be compliant with applicable law and no such offset may be made with respect to amounts payable that are subject to the requirements of Section 409A unless the offset would not result in a violation of the requirements of Section 409A. 18

(d) Amendment and Termination. Prior to a Change in Control, the Plan may be amended or modified in any respect, and may be terminated, in any such case, by the Committee; provided, however, that the Plan may not be amended, modified or terminated in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Executive under the Plan at such time, (i) at the request of a third party who has indicated an intention or taken steps to effect a Change in Control and who effectuates a Change in Control, or (ii) otherwise in connection with, or in anticipation of, a Change in Control that actually occurs, and any such attempted amendment, modification or termination shall be null and void ab initio. Any action taken to amend, modify or terminate the Plan which is taken subsequent to the execution of an agreement providing for a transaction or transactions which, if consummated, would constitute a Change in Control shall conclusively be presumed to have been taken in connection with a Change in Control. For the duration of the 24-month period following a Change in Control, the Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Executive under the Plan on the date a Change in Control occurs. (e) Successors. The Plan will be binding upon any successor to the Company, its assets, its businesses or its interest (whether as a result of the occurrence of a Change in Control or otherwise), in the same manner and to the same extent that the Company would be obligated under the Plan if no succession had taken place. All payments and benefits that become due to an Eligible Executive under the Plan will inure to the benefit of his or her heirs, assigns, designees or legal representatives. (f) Transfer and Assignment. Neither an Eligible Executive nor any other person shall have any right to sell, assign, transfer, pledge, anticipate or otherwise encumber, transfer, hypothecate or convey any amounts payable under the Plan prior to the date that such amounts are paid. (g) Unfunded Obligation. All benefits due to an Eligible Executive under the Plan are unfunded and unsecured and are payable out of the general assets of the Company. The Company is not required to segregate any monies or other assets from its general funds with respect to these obligations. Eligible Executives shall not have any preference or security interest in any assets of the Company other than as a general unsecured creditor. (h) Severability. If any provision of the Plan (or portion thereof) is held to be illegal or invalid for any reason, the illegality or invalidity of such provision (or portion thereof) will not affect the remaining provisions (or portions thereof) of the Plan, but such provision (or portion thereof) will be fully severable, and the Plan will be construed and enforced as if the illegal or invalid provision (or portion thereof) had never been included herein. (i) Section 409A. The Plan is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of the Plan, payments provided under the Plan may only be made upon an event and in a manner that complies with Section 409A or an applicable 19 exemption. Any payments under the Plan that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Any payments to be made under the Plan upon the termination of an Eligible Executive’s employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Each installment payment under the Plan is intended to be a separate payment for purposes of Section 409A. Any reimbursements to be made under the Plan shall be made no later than the end of the second calendar year following the calendar year in which an Eligible Executive’s Date of Termination occurs. Notwithstanding any provision in the Plan to the contrary, if any payment or benefit provided for herein would be subject to additional taxes and interest under Section 409A if an Eligible Executive’s receipt of such payment or benefit is not delayed until the earlier of (i) the date of such Eligible Executive’s death or (ii) the date that is six months after such Eligible Executive’s Date of Termination (such date, the “Section 409A Payment Date”), then such payment or benefit shall not be provided to such Eligible Executive (or such Eligible Executive’s estate, if applicable) until the Section 409A Payment Date. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under the Plan are exempt from, or compliant with, Section 409A and in no event shall the Company or any of its Affiliates be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by any Eligible Executive on account of non-compliance with Section 409A. (j) Governing Law; Submission to Jurisdiction. All questions arising with respect to the provisions of the Plan and payments due hereunder will be determined by application of the laws of the State of Texas, without giving effect to any conflict of law provisions thereof, except to the extent preempted by federal law (including ERISA, which is the federal law that governs the Plan, the administration of the Plan and any claims made under the Plan). Any action to obtain emergency, temporary or preliminary injunctive relief as permitted by Sections 8 and 12 will be brought only in the state and federal courts residing in, or with jurisdiction over, Harris County, Texas. The Eligible Executives recognize that such forum and venue is convenient. (k) Status. The Plan is intended to qualify for the exemptions under Title I of ERISA provided for plans that are unfunded and maintained primarily for the purpose of providing benefits for a select group of management or highly compensated employees. (l) Third-Party Beneficiaries. Each Affiliate of the Company shall be a third- party beneficiary of the Eligible Executive’s covenants and obligations under Sections 7, 8, 9, 10, 11 and 12 and the terms and provisions of any other written agreement between such Eligible Executive and the Company and shall be entitled to enforce such obligations as if a party hereto. (m) No Right to Continued Employment. The adoption and maintenance of the Plan shall not be deemed to be a contract of employment between the Company or any of its Affiliates and any person, or to have any impact whatsoever on the at-will employment relationship between the Company or any of its Affiliates and the Eligible Executives. Nothing in the Plan shall be deemed to give any person the right to be retained in the employ of the 20

Company or any of its Affiliates for any period of time or to restrict the right of the Company or any of its Affiliates to terminate the employment of any person at any time. (n) Title and Headings; Construction. Titles and headings to Sections hereof are for the purpose of reference only and shall in no way limit, define or otherwise affect the provisions hereof. Unless the context requires otherwise, all references to laws, regulations, contracts, documents, agreements and instruments refer to such laws, regulations, contracts, agreements and instruments as they may be amended from time to time, and references to particular provisions of laws or regulations include a reference to the corresponding provisions of any succeeding law or regulation. The word “or” as used herein is not exclusive and is deemed to have the meaning “and/or.” The words “herein”, “hereof”, “hereunder” and other compounds of the word “here” shall refer to the entire Plan, and not to any particular provision hereof. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. Neither the Plan nor any uncertainty or ambiguity herein shall be construed or resolved against any party hereto, whether under any rule of construction or otherwise. On the contrary, the Plan has been reviewed by each of the parties hereto and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties hereto. (o) Overpayment. If, due to mistake or any other reason, a person receives severance payments or benefits under the Plan in excess of what the Plan provides, such person shall repay the overpayment to the Company in a lump sum within 30 days of notice of the amount of overpayment. If such person fails to so repay the overpayment, then without limiting any other remedies available to the Company, the Company may deduct the amount of the overpayment from any other amounts which become payable to such person under the Plan or otherwise. (p) Clawback. Any amounts payable under the Plan are subject to any policy (whether in existence as of the Effective Date or later adopted) established by the Company providing for clawback or recovery of amounts that were paid to the Eligible Executive; provided, however, that the establishment or modification of any clawback policy by the Company on or after the date of a Change in Control shall only apply to amounts payable under the Plan to the extent required by applicable law. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with applicable laws, regulations, and securities exchange listing standards. (q) Agent for Service of Legal Process. Legal process may be served on the Committee, which is the plan administrator, at the following address: Compensation 21

Committee of the Board of Directors, c/o Kinetik Holdings Inc., 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056. [Remainder of Page Intentionally Blank] 22

EXHIBIT A Base Salary Schedule [●]

Exhibit 21.1 KINETIK HOLDINGS INC. Listing of Subsidiaries Entity Name Jurisdiction of Formation ALTUS MIDSTREAM GATHERING LP Delaware ALTUS MIDSTREAM NGL PIPELINE LP Delaware ALTUS MIDSTREAM PIPELINE LP Delaware ALTUS MIDSTREAM PROCESSING LP Delaware ALTUS MIDSTREAM SUBSIDIARY GP LLC Delaware BARILLA DRAW GATHERING, LLC Delaware BCP MANAGEMENT SERVICES, LLC Delaware BCP PHP, LLC Delaware BCP RAPTOR HOLDCO GP, LLC Delaware BCP RAPTOR HOLDCO, LP Delaware BCP RAPTOR MIDCO, LLC Delaware BCP RESIDUE PIPECO, LLC Delaware BRANDYWINE NGL, LLC Delaware CR FIELD SERVICES, LLC Texas CR PERMIAN CRUDE, LLC Texas CR PERMIAN HOLDINGS, LLC Texas CR PERMIAN NATURAL GAS TRANSMISSION, LLC Texas CR PERMIAN PROCESSING LLC Texas DELAWARE LINK VENTURES HOLDINGS, LLC Delaware DELAWARE LINK VENTURES, LLC Delaware DURANGO PERMIAN LLC Delaware EAGLECLAW MIDSTREAM VENTURES, LLC Delaware EAGLECLAW TOYAH VENTURES HOLDINGS, LLC Delaware EAGLECLAW TOYAH VENTURES, LLC Delaware FFS FINANCIAL HOLDINGS, LLC Delaware FRONTIER FIELD SERVICES, LLC Delaware KINETIK BARILLA, LLC Delaware KINETIK CRUDE MARKETING, LLC Delaware KINETIK EC HOLDCO, LLC Delaware KINETIK GAS GATHERING, LLC Delaware KINETIK HOLDINGS GP LLC Delaware KINETIK HOLDINGS INC. Delaware KINETIK HOLDINGS LP Delaware KINETIK INTRASTATE VENTURES, LLC Delaware KINETIK MARKETING, LLC Delaware KINETIK NGL, LLC Delaware KINETIK NM GAS GATHERING, LLC Delaware KINETIK POWER, LLC Delaware KINETIK PROCUREMENT COMPANY, LLC Delaware KINETIK RECEIVABLES, LLC Delaware PERMIAN GAS, LLC Delaware PEXALOOSA, LLC Delaware PINNACLE MIDSTREAM, LLC Delaware PINNACLE TRANSPECOS MIDSTREAM GAS, LLC Delaware PINNACLE TRANSPECOS MIDSTREAM, LLC Delaware PINNACLE TRANSPECOS PROCESSING, LLC Delaware PINNACLE TRANSPECOS STABILIZATION, LLC Delaware RC PERMIAN GATHERING, LLC Delaware SIERRA GRANDE CONNECTOR, LLC Delaware

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm We consent to the incorporation by reference in the registration statements (No. 333-266106) on Form S-3, (No. 333-264117) on Form S-3D, (No. 333-286031) on Form S-3ASR and (Nos. 333- 234475 and 333-279548) on Form S-8 of our reports dated February 26, 2026, with respect to the consolidated financial statements of Kinetik Holdings Inc. and subsidiaries and the effectiveness of internal control over financial reporting. /s/ KPMG LLP Houston, Texas February 26, 2026

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm We consent to the incorporation by reference in the registration statements (No. 333-266106) on Form S-3, (No. 333-264117) on Form S-3D, (No. 333-286031) on Form S-3ASR and (Nos. 333- 234475 and 333-279548) on Form S-8 of Kinetik Holdings Inc. of our report dated February 13, 2026, with respect to the financial statements of Permian Highway Pipeline LLC, which report appears in the Form 10-K of Kinetik Holdings Inc. and subsidiaries dated February 26, 2026. /s/ KPMG LLP. Houston, Texas February 26, 2026

EXHIBIT 31.1 CERTIFICATIONS I, Jamie Welch, certify that: 1. I have reviewed this Annual Report on Form 10-K of Kinetik Holdings Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5.        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 26, 2026 /s/ Jamie Welch Jamie Welch Chief Executive Officer, President and Director

EXHIBIT 31.2 CERTIFICATIONS I, Steven Stellato, certify that: 1. I have reviewed this Annual Report on Form 10-K of Kinetik Holdings Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5.        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 26, 2026 /s/ Steven Stellato Steven Stellato Executive Vice President, Chief Accounting and Chief Administrative Officer

EXHIBIT 32.1 KINETIK HOLDINGS INC. Certification of Principal Executive Officer I, Jamie Welch, Chief Executive Officer, President and Director, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report on Form 10-K of Kinetik Holdings Inc. for the period ending December 31, 2025, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §78m or §78o (d)) and that information contained in such report fairly represents, in all material respects, the financial condition and results of operations of Kinetik Holdings Inc.  Date: February 26, 2026 /s/ Jamie Welch Jamie Welch Chief Executive Officer, President and Director

EXHIBIT 32.2 KINETIK HOLDINGS INC. Certification of Principal Financial Officer I, Steven Stellato, Executive Vice President, Chief Accounting and Chief Administrative Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to my knowledge, the Annual Report on Form 10-K of Kinetik Holdings Inc. for the period ending December 31, 2025, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §78m or §78o (d)) and that information contained in such report fairly represents, in all material respects, the financial condition and results of operations of Kinetik Holdings Inc.  Date: February 26, 2026 /s/ Steven Stellato Steven Stellato Executive Vice President, Chief Accounting and Chief Administrative Officer

FINANCIAL STATEMENTS With Independent Auditors’ Report PERMIAN HIGHWAY PIPELINE LLC As of December 31, 2025 and 2024 and For the Years Ended December 31, 2025 and 2024

PERMIAN HIGHWAY PIPELINE LLC TABLE OF CONTENTS Page Number Independent Auditors’ Report 1 Financial Statements Statements of Income 3 Balance Sheets 4 Statements of Cash Flows 5 Statements of Members’ Equity 6 Notes to Financial Statements 7

KPMG LLP 811 Main Street Houston, TX 77002 KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Independent Auditors’ Report Board of Directors and Members' Permian Highway Pipeline LLC: Opinion We have audited the financial statements of Permian Highway Pipeline LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued. Auditors’ Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we: ● Exercise professional judgment and maintain professional skepticism throughout the audit.

2 ● Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements. ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. Houston, Texas February 13, 2026

PERMIAN HIGHWAY PIPELINE LLC STATEMENTS OF INCOME (In thousands) Year Ended December 31, 2025 2024 Revenues $ 517,844 $ 508,137 Operating Costs and Expenses Operations and maintenance 55,819 55,755 Depreciation and amortization 93,013 91,894 General and administrative 9,260 8,965 Taxes, other than income taxes 27,058 25,185 Total Operating Costs and Expenses 185,150 181,799 Operating Income 332,694 326,338 Other Income (Expense) Interest income 1,101 1,703 Other, net 135 909 Total Other Income 1,236 2,612 Income Before Income Taxes 333,930 328,950 Income Tax Expense (1,823) (1,615) Net Income $ 332,107 $ 327,335 The accompanying notes are an integral part of these financial statements. 3

PERMIAN HIGHWAY PIPELINE LLC BALANCE SHEETS (In thousands) December 31, 2025 2024 ASSETS Current assets Cash and cash equivalents $ 56,600 $ 40,819 Accounts receivable 43,977 41,234 Other current assets 4,142 2,513 Total current assets 104,719 84,566 Property, plant, and equipment, net 2,425,721 2,470,717 Deferred charges 4,267 3,404 Total Assets $ 2,534,707 $ 2,558,687 LIABILITIES AND MEMBERS’ EQUITY Current liabilities Accounts payable $ 4,411 $ 8,145 Accrued taxes 24,701 23,204 Contractual deposits — 9,706 Natural gas imbalance payable 2,411 871 Other current liabilities 738 710 Total current liabilities 32,261 42,636 Commitments and contingencies (Notes 2 and 6) Members’ Equity 2,502,446 2,516,051 Total Liabilities and Members’ Equity $ 2,534,707 $ 2,558,687 The accompanying notes are an integral part of these financial statements. 4

PERMIAN HIGHWAY PIPELINE LLC STATEMENTS OF CASH FLOWS (In thousands) Year Ended December 31, 2025 2024 Cash Flows From Operating Activities Net income $ 332,107 $ 327,335 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 93,013 91,894 Changes in components of working capital: Accounts receivable (2,743) 8,101 Accounts payable 1,092 (6,089) Accrued taxes 1,497 1,563 Other current assets and liabilities (61) (1,073) Net Cash Provided by Operating Activities 424,905 421,731 Cash Flows From Investing Activities Capital expenditures (52,025) (19,107) Change in customer advances for construction (10,497) 9,720 Other, net (890) (323) Net Cash Used in Investing Activities (63,412) (9,710) Cash Flows From Financing Activities Contributions from Members, net (Note 4) (3,540) (2,701) Distributions to Members (342,172) (418,729) Net Cash Used in Financing Activities (345,712) (421,430) Net Increase (Decrease) in Cash and Cash Equivalents 15,781 (9,409) Cash and Cash Equivalents, beginning of period 40,819 50,228 Cash and Cash Equivalents, end of period $ 56,600 $ 40,819 Supplemental Disclosure of Cash Flow Information Cash paid during the period for income taxes $ 1,682 $ 1,138 The accompanying notes are an integral part of these financial statements. 5

PERMIAN HIGHWAY PIPELINE LLC STATEMENTS OF MEMBERS’ EQUITY (In thousands) Year Ended December 31, 2025 2024 Beginning Balance $ 2,516,051 $ 2,610,146 Net income 332,107 327,335 Contributions, net (Note 4) (3,540) (2,701) Distributions (342,172) (418,729) Ending Balance $ 2,502,446 $ 2,516,051 The accompanying notes are an integral part of these financial statements. 6

PERMIAN HIGHWAY PIPELINE LLC NOTES TO FINANCIAL STATEMENTS 1. General We are a Delaware limited liability company, formed on August 8, 2018. When we refer to “us,” “we,” “our,” “the Company,” or “PHP,” we are describing Permian Highway Pipeline LLC. The Members’ interests in us are as follows: • 27.74% - Kinder Morgan Texas Pipeline LLC (KMTP), an indirect subsidiary of Kinder Morgan, Inc. (KMI); • 27.74% - BCP PHP LLC, an indirect subsidiary of Kinetik Holdings Inc. (Kinetik); • 27.74% - Altus Midstream Processing LP, an indirect subsidiary of Kinetik; and • 16.78% - ExxonMobil Permian Highway Pipeline LLC, a wholly owned subsidiary of ExxonMobil Corporation. References to KMI are inclusive of Kinder Morgan Inc. and its consolidated subsidiaries. We were formed to develop, construct, own, operate, and maintain the PHP pipeline system. The 440-mile pipeline system is designed to transport up to approximately 2.66 billion cubic feet per day of natural gas from Waha, Texas area to the United States (U.S.) Gulf Coast and Mexico markets. 2. Summary of Significant Accounting Policies Basis of Presentation We have prepared our accompanying financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification, the single source of U.S. Generally Accepted Accounting Principles. Additionally, certain amounts from the prior year have been reclassified to conform to the current presentation. Management has evaluated subsequent events through February 13, 2026, the date the financial statements were available to be issued. Use of Estimates Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including those related to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position, or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our financial statements. Cash Equivalents We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less. Allowance for Credit Losses We evaluate our financial assets measured at amortized cost and off-balance sheet credit exposures for expected credit losses over the contractual term of the asset or exposure. We consider available information relevant to assessing the collectability of cash flows including the expected risk of credit loss even if that risk is remote. We measure expected credit losses on a collective (pool) basis when similar risk characteristics exist and we reflect the expected credit losses on the amortized cost basis of the financial asset as of the reporting date. 7

Our financial instruments primarily consist of our accounts receivable from customers. We utilized historical analysis of credit losses experienced over the previous five years along with current conditions and reasonable and supportable forecasts of future conditions in our evaluation of collectability of our financial assets. Natural Gas Imbalances Natural gas imbalances occur when the amount of natural gas delivered from or received by a pipeline system differs from the scheduled amount of gas to be delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind. Imbalances due from others are reported on our accompanying Balance Sheets in “Other current assets.” Imbalances owed to others are reported on our accompanying Balance Sheets in “Natural gas imbalance payable.” We classify all imbalances due from or owed to others as current as we expect to settle them within a year. Property, Plant, and Equipment, net Our property, plant, and equipment is recorded at its original cost of construction or, upon acquisition, at the fair value of the assets acquired. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. We expense costs for routine maintenance and repairs in the period incurred. We use the composite method to depreciate property, plant, and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. When property, plant, and equipment is retired, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell, or dispose of the assets, less salvage value. We do not recognize gains or losses, unless we sell land, upon normal retirement of assets under the composite depreciation method. Asset Retirement Obligations (ARO) We record liabilities for obligations related to the retirement and removal of long-lived assets used in our business. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service. We are required to operate and maintain our natural gas pipeline system, and intend to do so as long as demand for our services exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. Long-lived Asset Impairments We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. These events include changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset, and adverse changes in market conditions, or in the legal or business environment, such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our long-lived asset based on its ability to generate future cash flows. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value. We evaluate the recoverability of our long-lived assets using a two-step approach. To determine if a long-lived asset is recoverable, we compare the asset’s estimated undiscounted cash flows to its carrying value. If the carrying value of a long- lived asset or asset group is in excess of estimated undiscounted cash flows, we typically use discounted cash flow analyses to calculate the fair value of the long-lived asset to determine if an impairment is required and the amount of the impairment losses to be recognized. Our fair value estimates are based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no events indicated or impairments for the years ended December 31, 2025 and 2024. 8

Revenue Recognition Revenue from Contracts with Customers We recognize revenue when control of the promised services is transferred to customers and in an amount that reflects the consideration we expect to receive for those services. Review of our contracts with customers may involve management judgment and an analysis of the contract’s material terms. Our revenues are generated from the transportation of natural gas under firm and/or fee-based service contracts. The natural gas we receive under these contracts remains under the control of our customers. Revenues are generally invoiced on a monthly basis. Under our firm service contracts, customers are generally subject to a fixed take-or-pay reservation fee for services. Our performance obligation is a promise to stand ready to provide continuous service availability, with limited exceptions, over the contractual service period (a single performance obligation). Because we make the service continuously available over the service period, even if the service is not used or received, we recognize the take-or-pay fixed fee as revenue ratably over the contractual service period based on the passage of time, as the service period expires. Under our fee-based service contracts, customers receive non-firm or interruptible services, on an “as available” basis. Upon acceptance of a customer’s periodic service request, our performance obligation is a promise to provide a series of periodic services over the contractual service period (a single performance obligation). The transaction price is variable, typically a fee-based per unit rate based on our invoicing right for units of service transferred, and is allocated to a single performance obligation of providing services over the contractual service period. We recognize revenue as each unit of service is transferred to the customer in the specified service period. Legal Proceedings We are party to various legal, regulatory, and other matters arising from the day-to-day operations of our business that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account accrued liabilities, that the ultimate resolution of such items will not have a material adverse impact to our financial position, cash flows, or operating results. We believe we have numerous and substantial defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material or, in the judgment of management, we conclude the matter should otherwise be disclosed. Environmental Matters We capitalize certain environmental expenditures required to obtain rights-of-way, regulatory approvals, or permitting as part of the construction of facilities we use in our business operations. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs, such as after the completion of a feasibility study or commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable. We routinely conduct reviews of potential environmental issues and claims that assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims we may have against others. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. We are subject to environmental cleanup and enforcement actions from time to time. In particular, the Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state, and local laws and regulations relating to protection of the environment. 9

Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments could result in substantial costs and liabilities to us, such as increasingly stringent environmental laws, regulations, and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations. Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters, and other matters to which we are a party, will not have a material adverse effect on our financial position, cash flows, or operating results. Income Taxes We are a limited liability company that is treated as a partnership for income tax purposes and are not subject to federal or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effect of our activities accrues to our Members who report on their individual federal and state income tax returns their share of revenues and expenses. However, we are subject to Texas margin tax (a revenue based calculation), which is presented as “Income Tax Expense” on our accompanying Statements of Income. 3. Property, Plant, and Equipment, net Our property, plant, and equipment, net consisted of the following: Annual Depreciation Rates December 31, 2025 2024% (In thousands) Transmission facilities 3.33 $ 2,708,228 $ 2,680,216 Intangible plant 3.33 105,235 86,428 General plant 10.0 - 20.0 2,550 3,086 Accumulated depreciation and amortization(a) (395,638) (318,855) 2,420,375 2,450,875 Land 2,360 2,360 Construction work in progress 2,986 17,482 Property, plant, and equipment, net $ 2,425,721 $ 2,470,717 (a) The composite weighted average depreciation rates for the years ended December 31, 2025 and 2024 were 3.33% and 3.32%, respectively. 4. Related Party Transactions Affiliate Balances and Activities We have an Operations and Maintenance Agreement (OMA) with KMTP to operate, maintain, and administer the pipeline and facilities. Pursuant to the OMA, we pay KMTP an annual charge payable in equal monthly installments. We do not have employees. Employees of KMI provide services to us. In accordance with our governance documents, we reimburse KMI at cost. 10

The following table summarizes our balance sheet affiliate balances: December 31, 2025 2024 (In thousands) Accounts receivable(a) $ 14,584 $ 14,972 Natural gas imbalance receivable(b) 109 889 Deferred charges 2,813 2,813 Accounts payable 2,277 664 Natural gas imbalance payable 2,055 84 (a) 2024 amount excludes $6,986,000 associated with a customer that became a non-affiliate during 2024. (b) Included in “Other current assets” on our accompanying Balance Sheets. The following table shows revenues and costs from our affiliates: Year Ended December 31, 2025 2024 (In thousands) Revenues(a) $ 197,906 $ 230,248 Operations and maintenance(b) 42,034 38,000 General and administrative(c) 7,722 7,629 Other, net — (678) Capitalized costs 414 (198) (a) 2024 amount excludes $66,972,000 associated with a customer that became a non-affiliate during 2024. (b) Includes costs associated with capacity lease agreements. Refer to Note 6 “Commitments—Capacity Lease Commitments” for further information. (c) Includes costs associated with the affiliate agreements described above. Members’ Contributions Since initial funding of the PHP construction project exceeded a pre-defined amount, per the Limited Liability Agreement, payments received related to certain disputed matters may decrease Members’ Equity as the matters are settled either by reducing cash calls or as refunds to the Members of previous contributions. For the years ended December 31, 2025 and 2024, we paid refunds of previous contributions received from our Members totaling $5,349,000 and $7,610,000, respectively, which offset contributions made in these periods. Subsequent Event Subsequent to December 31, 2025 and through the issuance of this report, we made cash distributions to our Members totaling $63,053,000. 11

5. Revenue Recognition Disaggregation of Revenues The following table presents our revenues disaggregated by revenue source and type of revenue for each revenue source: 2025 2024 (In thousands) Revenues from contracts with customers Services Firm services $ 505,826 $ 505,431 Fee-based services 12,018 2,691 Total revenues from contracts with customers 517,844 508,122 Lease revenues — 15 Total revenues $ 517,844 $ 508,137 Year Ended December 31, Major Customers The following table presents revenues from our largest customers, each of which exceeded 10% of our revenues as determined for each year individually and irrespective of the other periods presented below: Year Ended December 31, 2025 2024 (In thousands) Revenues from largest customer (number one) $ 91,605 $ 117,554 Revenues from largest customer (number two) 84,631 84,864 Revenues from largest customer (number three) 81,801 84,140 Revenues from largest customer (number four) 75,615 75,438 Revenues from largest customer (number five) 56,336 56,519 6. Commitments Capacity Lease Commitments We have capacity lease commitments related to agreements with a third party customer and our affiliates, KMTP and Kinder Morgan Tejas Pipeline LLC. Future annual commitments as of December 31, 2025 are as follows: Commitments Year Affiliate Total (In thousands) 2026 $ 34,230 $ 41,782 2027 34,230 41,858 2028 34,323 42,049 2029 34,229 42,011 2030 34,229 42,089 Thereafter 45,822 46,495 Total $ 217,063 $ 256,284 For the years ended December 31, 2025 and 2024, total transportation expenses related to these commitments were approximately $41,878,000 and $41,919,000, respectively, of which approximately $34,401,000 and $34,495,000, respectively, were with our affiliates. These expenses are reflected in “Operations and maintenance” on our accompanying Statements of Income. 12

7. Recent Accounting Pronouncement Accounting Standards Update (ASU) No. 2025-06 On September 18, 2025, the FASB issued ASU No. 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.” This ASU modernizes the accounting guidance for the costs to develop software for internal use by removing outdated stage-based cost capitalization rules and replacing them with a probability-based cost-capitalization framework that aligns better with current software development methods. This ASU will be effective for annual periods beginning after December 15, 2027, for interim reporting periods beginning within those annual periods, and early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s financial statements. 13